                               PLASTI-LINE, INC.
                               623 E. EMORY ROAD
                               KNOXVILLE, TENNESSEE 37849

                                                                          , 1997

        Dear Shareholder:

     You are cordially invited to attend a Special Meeting of Shareholders (including any adjournment or postponement thereof, the "Special Meeting") of Plasti-Line, Inc. (the "Company") to be held at the principal executive offices
of the Company, 623 E. Emory Road, Knoxville, Tennessee, on the   day of
          , 1997, at 10:00 a.m. local time.

     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 3, 1997, among the Company, PL Holding Corp. ("Parent"), PL Acquisition Corp., a wholly owned subsidiary of Parent ("Merger Sub"), and James R. Martin, Chairman of the Board and Chief Executive Officer of the Company and beneficial owner of approximately 47% of the outstanding voting power of the Company's common stock ("Martin"). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company (the "Merger"), with the Company being the surviving corporation and becoming a wholly owned subsidiary of Parent. Merger Sub was organized by Parent solely to facilitate the Merger.

     Pursuant to the terms of the Merger Agreement, all shareholders of the Company, other than Parent and those shareholders who perfect their dissenters' rights under applicable Tennessee law, will be entitled to receive $14.50 per share in cash in exchange for each share of the Company's common stock, par value $.001 per share (the "Common Stock"), held by them at the effective time of the Merger (the "Effective Time"). The receipt of cash for Common Stock pursuant to the Merger will be a taxable transaction for federal income tax purposes and also may be a taxable transaction under applicable state, local, foreign and other tax laws. See "SPECIAL FACTORS -- Certain Federal Income Tax Consequences." Shareholders seeking to perfect their dissenters' rights must submit written notice of such intent to demand payment for their shares of Common Stock prior to the vote at the Special Meeting.

     Following the Merger, all of the capital stock of the Company will be beneficially owned by Parent. The present holders of Common Stock (other than Parent) will no longer have any equity interest in the Company.

     Parent has entered into agreements with certain members of the Company's management, including Martin (the "Management Group"), who currently beneficially own an aggregate of approximately 48.7% of the total issued and outstanding shares of the Common Stock. Pursuant to such agreements, each member of the Management Group has agreed to transfer to Parent immediately prior to the Effective Time, all of such person's shares of Common Stock, if any, along with certain cash and promissory notes, and each member of the Management Group will receive shares of Parent's common stock. At the Effective Time, the Management Group will own in the aggregate 85% of Parent's total issued and outstanding common stock, and Parent will own approximately 48.7% of the total issued and outstanding Common Stock. See "SPECIAL FACTORS -- Conflicts of Interest; Certain Relationships" in the accompanying Proxy Statement.

     The Company's Board of Directors appointed a Special Committee on July 18, 1997, consisting of three directors of the Company who are not employees of the Company, its subsidiaries or affiliates (the "Special Committee"). The Special Committee has, among other things, reviewed and considered the proposed Merger and negotiated its terms with Martin and Parent. In connection therewith, the Special Committee retained J.C. Bradford & Co., L.L.C. to act as its financial advisor. THE COMPANY'S BOARD OF DIRECTORS (WITH MARTIN ABSTAINING), ACTING ON THE RECOMMENDATION OF THE SPECIAL COMMITTEE, HAS APPROVED THE MERGER AS BEING IN THE BEST INTERESTS OF THE COMPANY AND THE SHAREHOLDERS OF THE COMPANY OTHER THAN THE MANAGEMENT GROUP (THE "PUBLIC SHAREHOLDERS"). ACCORDINGLY, THE COMPANY'S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER AGREEMENT. See "SPECIAL FACTORS -- Recommendations of the

Special Committee, the Board and Parent" and "-- Conflicts of Interest; Certain Relationships" in the accompanying Proxy Statement.

     Attached is a Notice of Special Meeting of Shareholders and a Proxy Statement containing a discussion of the Merger. We urge you to read this material carefully. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ACCOMPANYING PROXY CARD AND RETURN IT IN THE ENCLOSED PREPAID ENVELOPE AS SOON AS POSSIBLE. If you attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card.

     YOUR VOTE IS IMPORTANT FOR THE APPROVAL OF THE MERGER. A MAJORITY OF THE SHARES OF COMMON STOCK HELD BY ALL SHAREHOLDERS, AS WELL AS A MAJORITY OF THE SHARES HELD BY THE PUBLIC SHAREHOLDERS, MUST BE PRESENT AT THE SPECIAL MEETING, IN PERSON OR BY PROXY, IN ORDER FOR A QUORUM TO BE PRESENT. IF A QUORUM IS PRESENT, TWO VOTING REQUIREMENTS MUST BE SATISFIED IN ORDER FOR THE MERGER AGREEMENT TO BE APPROVED. FIRST, TENNESSEE LAW REQUIRES THE AFFIRMATIVE APPROVAL OF THE MERGER AGREEMENT BY A MAJORITY OF ALL SHARES OF COMMON STOCK ENTITLED TO VOTE AT THE SPECIAL MEETING. THE MEMBERS OF THE MANAGEMENT GROUP, WHO (INCLUDING MARTIN) BENEFICIALLY OWN AN AGGREGATE OF 48.7% OF THE COMMON STOCK, AND ALL DIRECTORS OF THE COMPANY, WHO (EXCLUDING MARTIN) BENEFICIALLY OWN AN AGGREGATE OF 8.5% OF THE COMMON STOCK, HAVE AGREED TO VOTE THEIR SHARES IN FAVOR OF THE MERGER AGREEMENT, THUS ASSURING THAT THIS VOTE WILL BE OBTAINED. HOWEVER, PURSUANT TO THE MERGER AGREEMENT, THE AFFIRMATIVE VOTE OF A MAJORITY OF THE SHARES OF COMMON STOCK HELD BY THE PUBLIC SHAREHOLDERS IS ALSO REQUIRED.

     YOUR PROMPT COOPERATION WILL BE GREATLY APPRECIATED.

                                          Sincerely,

                                          James R. Martin
                                          Chairman of the Board and
                                          Chief Executive Officer

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                               PLASTI-LINE, INC.
                               623 E. EMORY ROAD
                           KNOXVILLE, TENNESSEE 37849

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                                           , 1997

TO THE SHAREHOLDERS OF PLASTI-LINE, INC.:

     A Special Meeting of Shareholders (the "Special Meeting") of Plasti-Line, Inc. (the "Company"), will be held at the principal executive offices of the
Company, 623 E. Emory Road, Knoxville, Tennessee, on the day of      , 1997, at
10:00 a.m. local time, for the following purposes:

          1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of November 3, 1997 (the "Merger Agreement"), among the Company, PL Holding Corp. ("Parent"), PL Acquisition Corp., a wholly owned subsidiary of Parent ("Merger Sub"), and James R. Martin, Chairman of the Board and Chief Executive Officer of the Company and beneficial owner of approximately 47% of the outstanding voting power of the Company's common stock ("Martin"), pursuant to which, among other things, (a) Merger Sub will be merged with and into the Company (the "Merger") with the Company being the surviving corporation (the "Surviving Corporation") and pursuant to which the separate existence of Merger Sub will cease, (b) each outstanding share of the Company's common stock, par value $.001 per share (the "Common Stock"), except Common Stock held by the Company as treasury stock or beneficially owned by Parent or by persons who perfect their dissenters' rights under applicable Tennessee law, will be converted into the right to receive $14.50 in cash, without interest, (c) each outstanding share of Common Stock beneficially owned by Parent or held by the Company as treasury stock will be canceled without consideration, and (d) each outstanding share of Merger Sub common stock will be converted into one share of common stock of the Surviving Corporation.

          2. To transact such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

     A copy of the Merger Agreement is included as Exhibit A to the accompanying Proxy Statement. Only shareholders of record of Common Stock at the close of
business on             , 1997 (the "Record Date") will be entitled to notice of
and to vote at the Special Meeting (the "Voting Shares"). The Special Meeting may be adjourned from time to time without notice other than announcement at the Special Meeting, and any business for which notice of the Special Meeting is hereby given may be transacted at any such adjournment. A complete list of shareholders entitled to vote at the meeting will be available for inspection by shareholders at the offices of the Company immediately prior to the Special Meeting.

     Parent has entered into agreements with certain members of the Company's management, including Martin (the "Management Group"), who currently beneficially own an aggregate of approximately 48.7% of the total issued and outstanding shares of the Common Stock. Pursuant to such agreements, each member of the Management Group has agreed to transfer to Parent immediately prior to the Effective Time, all of such person's shares of Common Stock, if any, along with certain cash and promissory notes, and each member of the Management Group will receive shares of Parent's common stock. At the Effective Time, the Management Group will own in the aggregate 85% of Parent's total issued and outstanding common stock, and Parent will own approximately 48.7% of the total issued and outstanding Common Stock. See "SPECIAL FACTORS -- Conflicts of Interest; Certain Relationships."

     The presence at the Special Meeting, in person or by proxy, of a majority of the Voting Shares held by all shareholders of the Company, as well as a majority of the Voting Shares held by the shareholders of the Company other than the Management Group (the "Public Shareholders"), are necessary for a quorum to exist at the Special Meeting. If a quorum is present, then two voting requirements must be satisfied in order for the Merger Agreement to be approved. First, pursuant to the Tennessee Business Corporation Act (the "TBCA"), approval of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding Voting Shares. The members of the Management Group, who (including Martin) as of the Record Date beneficially owned an aggregate of 48.7% of the Common Stock, and all directors of the Company, who (excluding Martin) as of the Record Date beneficially owned an aggregate of 8.5% of the Common Stock, have agreed to vote their shares in favor of the Merger Agreement, thus assuring that this vote will be obtained. However, as a second vote requirement, the Merger Agreement requires the affirmative vote of a majority of the shares of Common Stock held by the Public Shareholders.

     If the Merger is consummated, holders of Common Stock who do not vote in favor of the Merger Agreement and who perfect their statutory dissenters' rights under Chapter 23 of the TBCA will have the right to seek payment for their shares of Common Stock. Section 48-23-102 of the TBCA provides that no dissenters' rights are available with respect to the merger of a corporation whose securities are "national market system securities," which includes securities traded on the Nasdaq National Market. The Common Stock is currently traded on the Nasdaq National Market; however, pursuant to the Merger Agreement, the Company has agreed to terminate such listing effective one business day prior to the effective time of the Merger. See "DISSENTERS' RIGHTS" in the accompanying Proxy Statement for a statement of the rights of dissenting shareholders and a description of the procedures required to be followed by shareholders to obtain appraisal of their Common Stock. A copy of Chapter 23 of the TBCA is included as Exhibit B to the accompanying Proxy Statement.

     PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME.

                                          By order of the Board of Directors,

                                          MARK J. DEUSCHLE,
                                          Secretary

Knoxville, Tennessee
               , 1997

     WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE SPECIAL MEETING IN PERSON, PLEASE VOTE, SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENCLOSED BUSINESS REPLY ENVELOPE. IF YOU DO ATTEND THE MEETING, YOU MAY, IF YOU WISH, WITHDRAW YOUR PROXY AND VOTE IN PERSON.

     THE COMPANY'S BOARD OF DIRECTORS (WITH MARTIN ABSTAINING), ACTING ON THE RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS (CONSISTING OF THREE DIRECTORS OF THE COMPANY WHO ARE NOT EMPLOYEES OF THE COMPANY), RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT. IN ADDITION TO THE VOTE REQUIRED BY THE TBCA, THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE VOTING SHARES HELD BY THE PUBLIC SHAREHOLDERS IS NECESSARY TO APPROVE THE MERGER AGREEMENT AND THE MERGER.

                               PLASTI-LINE, INC.
                               623 E. EMORY ROAD
                           KNOXVILLE, TENNESSEE 37849

                                PROXY STATEMENT

                        SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON             , 1997
                             ---------------------

                                  INTRODUCTION

     This Proxy Statement is being furnished to the holders of common stock, par value $.001 per share (the "Common Stock"), of Plasti-Line, Inc., a Tennessee corporation (the "Company"), in connection with the solicitation of proxies by the Board of Directors of the Company for use at a special meeting of the shareholders of the Company (including any adjournment or postponement thereof, the "Special Meeting") to be held at the principal executive offices of the
Company, 623 E. Emory Road, Knoxville, Tennessee, on           ,             ,
1997, at 10:00 a.m. local time. This Proxy Statement and the attached Notice of Special Meeting of Shareholders and the proxy card are first being mailed to
shareholders of the Company on or about             , 1997.

PROPOSAL TO BE CONSIDERED AT THE SPECIAL MEETING

     At the Special Meeting, the shareholders of the Company will consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger (the
"Merger Agreement"), dated as of November   , 1997, among the Company, PL
Holding Corp., a Tennessee corporation ("Parent"), PL Acquisition Corp., a Tennessee corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and James R. Martin, Chairman of the Board and Chief Executive Officer of the Company and beneficial owner of approximately 47% of the outstanding voting power of the Company's Common Stock ("Martin"). Merger Sub was organized by Parent solely to facilitate the proposed transaction.

     The Merger Agreement provides, subject to approval of the shareholders at the Special Meeting, for the merger of Merger Sub with and into the Company (the "Merger"), with the Company being the surviving corporation (the "Surviving Corporation"). Following the Merger, the Company will be a direct wholly owned subsidiary of Parent. Pursuant to the Merger, (i) each outstanding share of Common Stock (other than shares held by the Company as treasury stock or shares beneficially owned by Parent or by shareholders who do not vote in favor of the Merger Agreement and who perfect their dissenters' rights under Chapter 23 of the Tennessee Business Corporation Act ("TBCA")) will receive $14.50 per share in cash, without interest (the "Merger Consideration"), (ii) each outstanding share of Common Stock beneficially owned by Parent or held by the Company as treasury stock will be canceled without consideration, and (iii) each outstanding share of Merger Sub common stock, par value $.001 per share, will be converted into one share of common stock of the Surviving Corporation. As a result of the Merger, current shareholders of the Company (other than Parent) will no longer have any equity interest in the Company. A copy of the Merger Agreement is included as Exhibit A to this Proxy Statement.

     THE COMPANY'S BOARD OF DIRECTORS (WITH MARTIN ABSTAINING), ACTING ON THE RECOMMENDATION OF THE SPECIAL COMMITTEE, RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     Parent has entered into agreements (the "Shareholder Agreements") with certain members of the Company's management, including Martin (the "Management Group"), who currently own an aggregate of approximately 48.7% of the total issued and outstanding shares of the Common Stock. Pursuant to such agreements, each member of the Management Group has agreed to transfer to Parent, immediately prior to the effective time of the Merger (the "Effective Time"), all of such person's shares of Common Stock, if any, along with certain cash and promissory notes, and each member of the Member Group will receive shares of

Parent's common stock. At the Effective Time, the Management Group will not own any shares of Common Stock. At such time, the Management Group will own in the aggregate 85% of Parent's total issued and outstanding common stock, and Parent will own approximately 48.7% of the total issued and outstanding Common Stock. See "SPECIAL FACTORS -- Conflicts of Interest; Certain Relationships."

VOTING RIGHTS; VOTES REQUIRED FOR APPROVAL

     The Board of Directors of the Company has fixed the close of business on
            , 1997 (the "Record Date") as the date for the determination of shareholders entitled to notice of and to vote at the Special Meeting. Accordingly, only holders of record of Common Stock at the close of business on that date will be entitled to notice of and to vote at the Special Meeting (the "Voting Shares"). At the close of business on the Record Date, there were
       shares of Common Stock (held by        shareholders of record)
outstanding and entitled to vote at the Special Meeting.

     Each holder of record of Voting Shares on the Record Date is entitled to cast one vote per share in person or by proxy at the Special Meeting and any adjournment or postponement thereof. The presence, in person or by proxy, at the Special Meeting of the holders of a majority of (i) the Voting Shares entitled to vote and held by all shareholders of the Company, and (ii) the Voting Shares entitled to vote and held by shareholders of the Company other than the Management Group (the "Public Shareholders"), are necessary for a quorum to exist at the Special Meeting. Abstentions and broker non-votes (which occur when shares held by brokers or nominees for beneficial owners are voted on some matters but not on others) will be counted as shares present for purposes of determining the presence of a quorum.

     Pursuant to the TBCA, the Merger Agreement must be approved by the holders of at least a majority of the outstanding Voting Shares. Pursuant to the Shareholder Agreements, each member of the Management Group has agreed to vote all of his Voting Shares in favor of the Merger Agreement, representing an aggregate of approximately 48.7% of the total outstanding Voting Shares. In addition, all of the directors of the Company have agreed to vote their Voting Shares in favor of the Merger Agreement, representing (excluding Martin's Voting Shares which have been counted in the shares held by the Management Group), an aggregate of approximately 8.5% of the total Voting Shares. This assures that the approval required pursuant to the TBCA will be obtained.

     However, pursuant to the terms of the Merger Agreement, the affirmative vote of a majority of the Voting Shares held by the Public Shareholders is also required to approve the Merger Agreement. See "THE MERGER AGREEMENT -- Conditions to Consummation of the Merger."

     Holders of Common Stock who do not want to accept the Merger Consideration of $14.50 per share, who do not vote in favor of (or who abstain from voting on) the Merger Agreement, and who perfect their dissenters' rights by complying with the provisions of Chapter 23 of the TBCA, will have the right to receive cash payment for the "fair value" of their Common Stock. Section 48-23-102 of the TBCA provides that no dissenters' rights are available with respect to the merger of a corporation whose securities are "national market system securities," which includes securities traded on the Nasdaq National Market. The Common Stock is currently traded on the Nasdaq National Market; however, pursuant to the Merger Agreement, the Company has agreed to terminate such listing effective one business day prior to the Effective Time, so that the Company's shareholders will be entitled to dissenters' rights in connection with the Merger. Any shareholder contemplating the exercise of dissenters' rights should carefully review Chapter 23 of the TBCA, particularly the procedural steps required to perfect dissenters' rights, a description of which is provided herein under "DISSENTERS' RIGHTS." A shareholder who fails to comply with such procedural requirements will forfeit such holder's dissenters' rights and, upon consummation of the Merger, such holder's shares of Common Stock will be converted into the right to receive the Merger Consideration of $14.50 per share in cash without interest. See "DISSENTERS' RIGHTS" and Exhibit B -- "Chapter 23 of the Tennessee Business Corporation Act."

PROXIES

     All Voting Shares represented by properly executed proxies received prior to or at the Special Meeting and not revoked will be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted FOR the proposal to approve and adopt the Merger Agreement, and in the discretion of the persons named in the proxy on such other matters as may properly be presented at the Special Meeting. For purposes of determining whether a proposal has received sufficient votes for adoption, abstentions and broker non-votes will have no effect on the vote for the Merger Agreement.

     A shareholder may revoke his or her proxy at any time prior to its use by delivering to the Secretary of the Company a signed notice of revocation or a later dated and signed proxy or by attending the Special Meeting and voting in person. Attendance at the Special Meeting will not in itself constitute the revocation of a proxy.

     The cost of solicitation of proxies will be paid by the Company. In addition to solicitation by mail, directors, officers and regular employees of the Company may solicit proxies by telephone, telegram or by personal interviews. Such persons will receive no additional compensation for such services. The Company has retained Morrow & Co. Inc. to assist in the solicitation of proxies at a cost of approximately $7,000. The Company will reimburse brokers, fiduciaries, custodians and other nominees for their charges and expenses in forwarding proxy material to the beneficial owners of Voting Shares held of record by such persons.

     This Proxy Statement and the accompanying Notice of Special Meeting are
first being mailed to shareholders on or about             , 1997.

     The date of this Proxy Statement is             , 1997.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Schedule 13E-3 Transaction Statement (including any amendments thereto, the "Schedule 13E-3") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the Merger. This Proxy Statement does not contain all the information set forth in the Schedule 13E-3 and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission.

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission.

     The Schedule 13E-3 and the respective exhibits thereto, as well as such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; and at the Commission's Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048, and Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants such as the Company that file electronically with the Commission. The address of such site is http://www.sec.gov. The Common Stock is traded on the Nasdaq National Market and certain of the Company's reports, proxy materials and other information are available at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

                               TABLE OF CONTENTS

INTRODUCTION................................................    1
  Proposal to be Considered at the Special Meeting..........    1
  Voting Rights; Votes Required for Approval................    2
  Proxies...................................................    3
AVAILABLE INFORMATION.......................................    3
SUMMARY.....................................................    6
SPECIAL FACTORS.............................................   13
  Background of the Merger..................................   13
  Recommendations of the Special Committee, the Board and
     Parent.................................................   19
  Opinion of the Special Committee's Financial Advisor......   22
  Purpose and Structure of the Merger; Certain Effects of
     the Merger.............................................   25
  Plans for the Company After the Merger....................   26
  Conflicts of Interest; Certain Relationships..............   27
  Certain Federal Income Tax Consequences of the Merger.....   29
  Accounting Treatment of the Merger........................   30
  Certain Litigation........................................   30
  Regulatory Approvals......................................   30
THE MERGER AGREEMENT........................................   31
  General...................................................   31
  Effective Time of the Merger..............................   31
  The Surviving Corporation.................................   31
  Consideration to be Received by Shareholders of the
     Company................................................   31
  Options and Restricted Shares.............................   32
  Representations and Warranties............................   32
  Covenants.................................................   33
  Other Potential Bidders...................................   34
  Voting of Shares..........................................   34
  Conditions to Consummation of the Merger..................   34
  Termination...............................................   35
  Expenses..................................................   35
  Amendments................................................   35
DISSENTERS' RIGHTS..........................................   36
SOURCE OF FUNDS FOR THE MERGER..............................   37
  Source of Funds...........................................   37
  Estimated Fees and Expenses...............................   41
BUSINESS OF THE COMPANY.....................................   42
  General...................................................   42
  Products..................................................   42
  Customers.................................................   43
  Marketing.................................................   43
  Production and Raw Materials..............................   43
  Competition...............................................   44
  Employees.................................................   44
  Product Backlog...........................................   44
  Seasonality...............................................   44
SELECTED HISTORICAL FINANCIAL INFORMATION OF THE COMPANY....   45
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   46
MARKET PRICES FOR THE COMMON STOCK..........................   49
DIVIDENDS...................................................   49

CERTAIN INFORMATION CONCERNING PARENT AND MERGER SUB........   49
  Parent....................................................   49
  Merger Sub................................................   50
  General...................................................   50
DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY, PARENT,
  MERGER SUB AND THE SURVIVING CORPORATION..................   50
  Information Concerning Directors and Executive Officers of
     the Company............................................   50
  Information Concerning Directors and Executive Officers of
     Parent and Merger Sub..................................   51
  Information Concerning Directors and Executive Officers of
     the Surviving Corporation..............................   52
SECURITY OWNERSHIP OF THE COMPANY...........................   52
PURCHASES OF COMMON STOCK BY CERTAIN PERSONS................   53
TRANSACTION OF OTHER BUSINESS...............................   55
INDEPENDENT AUDITORS........................................   55
SHAREHOLDER PROPOSALS.......................................   55
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............   55
INDEX TO FINANCIAL STATEMENTS...............................  F-1

EXHIBIT A: AGREEMENT AND PLAN OF MERGER
EXHIBIT B: CHAPTER 23 OF THE TENNESSEE BUSINESS CORPORATION
  ACT
EXHIBIT C: OPINION OF J.C. BRADFORD & CO., L.L.C.
EXHIBIT D: TAX OPINION OF ALSTON & BIRD LLP

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Proxy Statement. The following summary is not intended to be a complete description of the matters covered in this Proxy Statement and is subject to and qualified in its entirety by reference to the more detailed information contained elsewhere in this Proxy Statement, including the Exhibits hereto. Shareholders are urged to read carefully the entire Proxy Statement, including the Exhibits.

GENERAL

Time, Place and Date of the
  Special Meeting..........  The Special Meeting of shareholders of the Company will be held at the principal executive offices of the Company, 623 E. Emory Road, Knoxville,
                               Tennessee, on             ,             , 1997,
                               at 10:00 a.m. local time.

Record Date................  Any holders of record of Common Stock at the close
                               of business on             , 1997 are entitled to
                               notice of and to vote at the Special Meeting. On
                               such Record Date, there were           shares of
                               Common Stock outstanding, with each such Voting Share entitled to cast one vote with respect to the Merger Agreement at the Special Meeting. See "INTRODUCTION -- Voting Rights; Votes Required for Approval."

Purpose of the Special
  Meeting; Quorum; Vote
  Required.................  At the Special Meeting, shareholders will consider and vote upon a proposal to approve and adopt the Merger Agreement, a copy of which is included as Exhibit A to this Proxy Statement. See "INTRODUCTION -- Proposal to be Considered at the Special Meeting." The presence at the Special Meeting, in person or by proxy, of a majority of the Voting Shares held by all shareholders of the Company, as well as a majority of the Voting Shares held by the Public Shareholders, is necessary for a quorum to exist at the Special Meeting. If a quorum is present, then two voting requirements must be satisfied in order for the Merger Agreement to be approved. First, pursuant to the TBCA, approval of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding Voting Shares. The Management Group, who (including Martin) as of the Record Date beneficially owned an aggregate of approximately 48.7% of the Voting Shares, and all directors of the Company, who (excluding Martin) as of the Record Date beneficially owned an aggregate of 8.5% of the Voting Shares, have agreed to vote their shares in favor of the Merger Agreement, thus assuring that this vote will be obtained. However, as a second vote requirement, the Merger Agreement requires the affirmative vote of a majority of the Voting Shares held by the Public Shareholders. See "INTRODUCTION -- Voting Rights; Votes Required for Approval" and "THE MERGER
                               AGREEMENT -- Conditions to Consummation of the Merger."

Structure of the Merger....  Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company being the Surviving Corporation and becoming a wholly owned subsidiary of Parent. Each outstanding share of Common Stock (except those shares of Common Stock held by the Company as treasury stock or beneficially owned by Parent or by shareholders who perfect their dissenters' rights under the TBCA) will be converted into the right to receive $14.50 in cash, without interest. Each outstanding share of Common Stock beneficially owned by Parent or held by the Company as treasury stock will be canceled without consideration. Each outstanding share of common stock, par value $.001 per share, of Merger Sub will be converted into one share of common stock of the Surviving Corporation. See "SPECIAL FACTORS -- Purpose and Structure of the Merger; Certain Effects of the Merger," "-- Conflicts of Interest; Certain Relationships," and "THE MERGER AGREEMENT."

Plans for the Company After
  the Merger...............  After the Merger, the Company will become a wholly owned subsidiary of Parent. Except as indicated in this Proxy with respect to the Merger, Parent does not have any present plans regarding any extraordinary corporate transaction, such as a merger, reorganization, sale of substantially all the assets, or liquidation, involving the Company or any of its subsidiaries. Upon consummation of the Merger, Parent intends to continue to review the Company and its assets, businesses, operations, properties, policies, corporate structure, capitalization and management and consider if any changes would be desirable in light of the circumstances then existing. The Board of Directors of Parent has not formulated any specific plans in the event the Merger is not consummated. See "SPECIAL FACTORS -- Plans for the Company After the Merger."

Surrender of Stock
  Certificates.............  Promptly after the Effective Time, each Public
                               Shareholder (other than those Public Shareholders as to which dissenters' rights have been perfected) will be mailed a transmittal letter (with instructions) to use in effecting the surrender and cancellation of certificates or other documents evidencing Common Stock in exchange for the Merger Consideration. The Company shall not be obligated to deliver the consideration to which any former holder of such Common Stock is entitled until such holder surrenders such holder's certificate or certificates or other documents representing such holder's shares for exchange. The certificate or certificates or other documents so surrendered shall be duly endorsed by the Paying Agent, as such term is defined in the Merger Agreement, may require. See "THE MERGER AGREEMENT -- Consideration to be Received by Shareholders of the Company." Failure by a Public Shareholder to respond to the instructions set forth in the transmittal letter within twelve months after the Effective Time may result in such Public Shareholder not receiving the Merger Consideration. For a more detailed description of the rights of the parties to the Merger Agreement to any amount of the Merger Consideration which remains unclaimed, see Exhibit A -- "The Merger Agreement."

Certain Effects of the
  Merger...................  As a result of the Merger, the entire equity interest in the Company will be beneficially owned by Parent. Therefore, following the Merger, the present holders of Common Stock (other than Parent) will no longer have an equity interest in the Company. Instead, each such holder of Common Stock will have only the right to receive the Merger Consideration for each share of Common Stock held or to seek dissenters" rights as described under the caption "DISSENTERS' RIGHTS." To cause dissenters' rights to be available to the Public

                               Shareholders under the TBCA, the Company has agreed to terminate its listing on the Nasdaq National Market effective one business day prior to the Effective Time. In addition, if the Merger is consummated, Parent intends to apply to the Commission for the deregistration of the Common Stock under the Exchange Act and, upon deregistration, the Company will be relieved of its obligation to file reports, proxy statements and other information with the Commission. See "SPECIAL FACTORS -- Purpose and Structure of the Merger, Certain Effects of the Merger."

                             Following the Merger, the sole director of Merger
                               Sub will be the sole director of the Surviving Corporation. The officers of the Company will continue to serve as officers of the Surviving Corporation. See "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY, PARENT, MERGER SUB AND THE SURVIVING CORPORATION -- Information Concerning Directors and Executive Officers of the Surviving Corporation."

Opinion of Financial
  Advisor to
  Special Committee........  J.C. Bradford & Co., L.L.C. ("J.C. Bradford"), a
                               nationally recognized investment banking firm, has delivered its written opinion to the Special Committee of the Company's Board of Directors to the effect that, as of such date, the Merger Consideration is fair to the Public Shareholders from a financial point of view. In conducting its analysis and delivering its opinions, J.C. Bradford considered such financial and other factors as it deemed appropriate and feasible under the circumstances including, among other things, (i) the Merger Agreement; (ii) the historical and current financial position and results of operations of the Company; (iii) certain internal financial analyses and forecasts of the Company for the years beginning January 1, 1997 and ending December 31, 2002, prepared for the Company by its senior management; (iv) certain financial and securities data of certain other companies, the securities of which are publicly traded and that J.C. Bradford believed to be comparable to the Company; (v) prices and premiums paid in certain other acquisitions and transactions that J.C. Bradford believed to be relevant; (vi) historical and current price and trading activity for the Common Stock; and (vii) such other financial studies, analyses and investigations as J.C. Bradford deemed appropriate for purposes of its opinion. J.C. Bradford also held discussions with members of the senior management of the Company regarding the past and current business operations, financial condition and future prospects of the Company. The full text of J.C. Bradford's written opinion, which sets forth the assumptions made, procedures followed, matters considered and limits of its review undertaken in connection with the opinion, is included as Exhibit C and is incorporated by reference herein. HOLDERS OF COMMON STOCK ARE URGED TO AND SHOULD READ SUCH OPINION IN ITS ENTIRETY. For additional information relating to the opinion of J.C. Bradford, see "SPECIAL FACTORS -- Opinion of the Special Committee's Financial Advisor."

Determination of Special
  Committee; Recommendation
  of Company's Board
  of Directors.............  A special committee of the Board of Directors, consisting of three directors of the Company who are not employed by or affiliated with the Company (except in their capacity as directors), Parent, Merger Sub, Martin or any of their subsidiaries or affiliates (other than the Company), and who do not hold and will not acquire any equity interest in Parent or Merger Sub (the "Special Committee"), has determined, based in part upon the opinion of J.C. Bradford, that the Merger and Merger Consideration are fair to, and in the best interests of, the Public Shareholders and has recommended approval of the Merger Agreement by the Board of Directors and shareholders of the Company. After considering the recommendation of the Special Committee, the Board of Directors (with Martin abstaining) has approved the Merger Agreement and recommends that shareholders vote FOR the proposal to approve and adopt the Merger Agreement. The Board of Directors' recommendation is based upon the following factors, among others: (i) the analyses, conclusions and recommendations of the Special Committee; (ii) the opinion of J.C. Bradford; and (iii) the fact that the Merger Consideration was the result of arms' length negotiations between the Special Committee and members of the Board of Directors of Parent and their respective legal and financial advisors. See "SPECIAL FACTORS -- Background of the Merger," "-- Recommendations of the Special Committee, the Board and Parent" and "-- Conflicts of Interest; Certain Relationships."

Conflicts of Interest......  Martin, who is the Chairman of the Board and Chief
                               Executive Officer of the Company, beneficially owns approximately 47% of the Common Stock. The other members of the Management Group beneficially own an aggregate of approximately 1.7% of the Common Stock. The members of the Management Group have agreed to transfer to Parent, immediately prior to the Effective Time, all of their shares of Common Stock, if any, along with certain cash and promissory notes, and each member of the Management Group will receive shares of Parent's common stock. At the Effective Time, the Management Group will not own any shares of Common Stock, but will own in the aggregate 85% of Parent's common stock. See "SPECIAL FACTORS -- Conflicts of Interest; Certain Relationships."

                             The directors of the Company (excluding Martin)
                               beneficially own an aggregate of approximately 8.5% of the outstanding Common Stock. If the Merger is consummated, such persons will be entitled to receive the Merger Consideration for their shares. See "SPECIAL FACTORS -- Conflicts of Interest; Certain Relationships."

                             In accordance with the terms of the Merger
                               Agreement, the sole director of the Surviving Corporation will be Martin, currently the sole director of Merger Sub. See "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY, PARENT, MERGER SUB AND THE SURVIVING CORPORATION -- Information Concerning Directors and Executive Officers of the Surviving Corporation."

                             Parent has agreed that all rights to
                               indemnification arising at or prior to the effectiveness of the Merger in favor of the directors or officers of the Company (including the members of the Special Committee) as provided in the Company's Charter and Bylaws, as in effect on the date of the Merger Agreement, and in contractual indemnification agreements and director and officer liability insurance currently in effect and covering directors and officers of the Company, will, for a period of six years survive the Merger and continue in full force and effect. See "SPECIALFACTORS -- Conflicts of Interest; Certain Relationships" and "THE MERGER AGREEMENT -- Covenants."

Federal Income Tax
  Consequences.............  The Company has received an opinion of Alston &
                               Bird LLP, tax counsel to the Company, to the effect that the receipt of cash for Common Stock pursuant to the Merger will be a taxable transaction for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"). A copy of such opinion is attached hereto as Exhibit D. See "SPECIAL
                               FACTORS -- Certain Federal Income Tax
                               Consequences."

THE MERGER AGREEMENT

Effective Time of the
  Merger...................  The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Tennessee or at such later time as is agreed to by the parties to the Merger Agreement and specified in such certificate of merger. The filing will occur after all conditions to the Merger contained in the Merger Agreement have been satisfied or waived. The Company and Parent anticipate that the Merger will be consummated as promptly as practicable following the Special Meeting. See "THE MERGER AGREEMENT -- General" and "-- Effective Time of the Merger."

Conditions to Consummation
  of the Merger............  The respective obligations of the Company, on the one hand, and Parent and Merger Sub, on the other hand, to consummate the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions, among others: (i) approval and adoption of the Merger Agreement by a majority of the outstanding Voting Shares at the Special Meeting; (ii) approval and adoption of the Merger Agreement by a majority of Voting Shares held by the Public Shareholders;
                               (iii) the absence of any statute, rule,
                               injunction or similar order prohibiting or restricting the consummation of the Merger; (iv) the receipt of all other required authorizations, consents and approvals of governmental authorities; (v) the material compliance by all parties with their obligations under the Merger Agreement; (vi) the material truth and correctness of all representations and warranties of the parties to the Merger Agreement; and (vii) J.C. Bradford shall not have withdrawn its written fairness opinion. The obligations of Parent and Merger Sub are further subject to: (i) there not having occurred any material adverse change in the business, condition (financial or otherwise) or results of operations of the Company, and (ii) Parent having obtained proper financing for the

                               Merger. See "THE MERGER AGREEMENT -- Conditions to Consummation of the Merger."

Termination of the
  Merger...................  The Merger Agreement may be terminated and the
                               Merger abandoned at any time prior to the Effective Time, notwithstanding approval of the Merger Agreement by the shareholders of the
                               Company: (i) by mutual written consent of the Parent and the Company (such determination to be made on behalf of the Company by the Special Committee); (ii) by either Parent or the Company (such determination to be made on behalf of the Company by the Special Committee) if the Merger has not been consummated by January 30, 1998, so long as the failure to consummate the Merger is not the result of the terminating party's having failed to fulfill a covenant or obligation under the Merger Agreement; (iii) by either Parent or the Company, if there shall be any law that makes consummation of the Merger illegal or if any judgment or injunction enjoining Parent or the Company from consummating the Merger is entered and becomes final and nonappealable; (iv) by either Parent or the Company if the Merger Agreement fails to receive the requisite shareholder approval; or (v) by Parent or the Company if the Board of Directors of the Company withdraws, modifies or changes its recommendation of the Merger Agreement or the Merger in a manner adverse to Parent or Merger Sub or resolves to do any of the foregoing or the Board of Directors of the Company recommends to the shareholders of the Company any Competing Transaction, as defined herein under "THE MERGER AGREEMENT -- Other Potential Bidders," or resolves to do so. See "THE MERGER AGREEMENT -- Termination."

Expenses...................  All fees, costs and expenses incurred by all parties in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the Company if the Merger is consummated. If the Merger is not consummated, Parent shall pay the first $100,000 of its expenses and the Company shall pay any additional expenses incurred by Parent in connection with the Merger Agreement and the transactions contemplated thereby, provided that the Company has retained the right to negotiate directly any of Parent's expenses with the third parties that must be paid by the Company. Parent has agreed not to take any action to change the Lenders (as that term is defined below) so as to increase materially the expenses payable by the Company without the prior consent of the Company. See "THE MERGER AGREEMENT -- Expenses."

Amendments to the Merger
  Agreement................  The Merger Agreement may not be amended prior to the Effective Time except by action of the Company, Parent, Merger Sub and Martin set forth in a written instrument signed on behalf of each of the parties; provided that any such amendment by the Company must be approved by the Board of Directors of the Company, acting on the recommendation of the Special Committee. After approval of the Merger Agreement by the shareholders of the Company at the Special Meeting and without the further approval of such shareholders, no amendment to the Merger Agreement may be made which will change (i) the Merger Consideration or (ii) any other terms and conditions of the Merger Agreement if any of such changes would adversely affect the shareholders of the Company. See "THE MERGER AGREEMENT -- Amendments."

Dissenters' Rights.........  Holders of Common Stock entitled to vote on approval of the Merger Agreement who do not wish to accept the Merger Consideration of $14.50 per share will have the right to dissent from the Merger and, upon consummation of the Merger and the satisfaction of certain specified procedures and conditions, to receive the "fair value" of such holders' shares of Common Stock in accordance with the applicable provisions of the TBCA. Shareholders seeking to perfect such rights must submit written notice of such intent to demand payment for their shares of Common Stock prior to the vote at the Special Meeting. The procedures to be followed by dissenting shareholders are summarized under "DISSENTERS' RIGHTS"and the applicable provisions of the TBCA are reproduced as Exhibit -- "Chapter 23 of the Tennessee Business Corporation Act."

Source of Funds............  It is estimated that the total funds required to pay the Merger Consideration of $14.50 per share to all Public Shareholders, consummate the other transactions contemplated by the Merger Agreement, refinance certain of the Company's current indebtedness, fund the Surviving Corporation's working capital needs after the Merger, and pay all related fees, costs and expenses will be approximately $88 million. Approximately $10.5 million of such funds will be obtained from the Management Group as equity contributions made to Parent. The remaining $77.5 million will be obtained by means of borrowings including (i) an aggregate of up to $57.5 million in credit facilities obtained from Key Corporate Capital, Inc. ("KCCI") or a syndicate of lenders arranged thereby, (ii) term loans in the aggregate amount of up to $10 million obtained from KeyCorp Real Estate Capital Markets, Inc. ("KeyCorp") and secured by certain parcels of the Company's real property, and (iii) an aggregate of $10 million of subordinated term loans obtained from RSTW Partners III, L.P. ("RSTW") (KCCI, KeyCorp and RSTW are collectively the "Lenders"). All of such borrowings will become effective at the Effective Time, and will not become effective if the Merger is not consummated for any reason. The terms of and the documentation for such borrowings have not yet been finalized and are still being negotiated. Accordingly, the description of the material terms and conditions of the intended borrowings contained in "SOURCE OF FUNDS FOR THE MERGER" herein is preliminary and necessarily incomplete. In any event, the final documentation for such borrowings might contain terms that are more or less onerous than currently contemplated. See "SOURCE OF FUNDS FOR THE MERGER."

                                SPECIAL FACTORS

BACKGROUND OF THE MERGER

     The Company was initially founded in 1944 as a privately owned company. In 1980, Martin and other officers acquired the business presently conducted by the Company in a leveraged buy-out and, in 1986, the Company conducted an initial public offering. Following such public offering, Martin was the Company's largest shareholder and, as of the Record Date, he continued to be the largest shareholder, beneficially owning approximately 47% of the Common Stock.

     On May 21, 1997, the Board of Directors of the Company held a special meeting by telephone, at which all directors were present. At this meeting, which Martin had requested, Martin informed the Board that he was interested in recapitalizing the Company for the purpose of increasing shareholder value. Martin said that he was interested in creating a transaction whereby a newly formed holding company would purchase 100% of the Common Stock in a leveraged purchase and the Company would then be privately held. Martin told the Board that it was his intent to retain his equity interest in the Company by owning equity of the newly formed holding company, and that he would expect management of the Company as a group to own at least 50% of the holding company's equity. Martin requested the Board's approval to begin preliminary discussions with potential financiers and investors, and the Board approved such discussions and agreed to permit them to perform due diligence with respect to the Company, subject to appropriate confidentiality agreements being executed.

     Following this May 21, 1997 Board meeting, Martin engaged in discussions with potential financiers and investors. On or about July 9, 1997, Martin began negotiating with William Blair & Company ("Blair") to engage Blair to assist in negotiating the potential transaction with the Board and to assist in obtaining the necessary financing for any such transaction. Martin executed a letter agreement with Blair on July 27, 1997. Blair was not engaged to render any opinion as to the fairness of any offer that might be made by Martin, even though it was contemplated that, as part of its negotiation assistance, Blair might perform some valuation analyses of the Company as part of its negotiation assistance.

     In the meanwhile, at a regular quarterly Board of Directors meeting held on July 18, 1997 at which all directors were present, Martin expressed to the Board of Directors of the Company his continued interest in obtaining total ownership of the Company. Martin also indicated that he had no interest in selling his shares of Common Stock to a third party. So that it could respond to Martin's initiatives, the Board formed the Special Committee, comprised of James F. Smith, Jr., as Chairman, James A. Haslam III and H. Mitchell Watson, Jr. The Special Committee's stated purpose was to evaluate, make recommendations regarding and negotiate any proposed direct or indirect acquisition by Martin. At this meeting, Martin told the Board that he would like to use the law firm of Alston & Bird LLP ("Alston & Bird") to advise him in connection with any proposed transaction, and the Board approved such representation, waiving any potential or actual conflict of interest that might arise as a result of Alston & Bird having represented the Company since 1990.

     Shortly after its formation, the Special Committee retained Bass, Berry & Sims PLC ("BBS") as its legal counsel, and also began negotiating with J.C. Bradford regarding J.C. Bradford's retention as the Special Committee's independent financial advisor. J.C. Bradford acted as the Special Committee's financial advisor, and was formally engaged as such on August 25, 1997.

     At a special meeting of the Board of Directors held on July 30, 1997, Martin offered to purchase the outstanding Common Stock of the Company for $13.50 per share (the "Initial Proposal") by delivering to the Board the following letter:

                                                              July 30, 1997

     Special Committee
     Board of Directors
     Plasti-Line, Inc.

     Gentlemen:

          Through an acquisition corporation to be formed by me, and subject to a definitive agreement, I intend to acquire all of the outstanding shares of common stock (the "Shares") of Plasti-Line, Inc. ("Plasti-Line").

          In connection with such proposed transaction, I have engaged William Blair & Company ("Blair") to serve as my investment banker and have obtained their advice as to the value of the Shares. Having obtained that advice, I am willing to pay $13.50 per Share, which I believe is a full and fair price that will provide the public shareholders of Plasti-Line a premium in excess of 40% over the current bid price of the Shares. In addition, Blair has advised me that if it had been engaged by the Special Committee of the Board of Directors, it would be able to give a fairness opinion to the Special Committee at such price.

          I want to confirm my ability and desire to carry out this proposal. Blair has advised me that it is highly confident of its ability to obtain the necessary funds on my behalf to complete the proposed acquisition of the Shares. I want also to advise you that I am not willing to sell my Shares to a third party.

          I intend to include certain key management employees of Plasti-Line as equity participants in the newly-formed acquisition corporation, but I have not yet discussed my proposal with any management employees other than Mark Deuschle.

          Please note, that this proposal is subject to my obtaining the necessary funds and entering into a definitive agreement with Plasti-Line pursuant to negotiations with you, including provisions dealing with the costs of proceeding with this proposal and other customary terms. I am willing to discuss with you the relative advantages of proceeding with a tender offer followed by a merger or with an initial merger.

          I understand that you are engaging independent lawyers to represent you and the public shareholders and an investment banker to assist you in the negotiations and to provide a fairness opinion with respect to the proposed transaction. We are prepared to meet with your advisors as soon as possible to provide them with any information they may need. Thank you for your consideration of this proposal. I ask that you respond as soon as possible so that we can proceed with this transaction.

                                          Sincerely,
                                          James R. Martin

     Following delivery of this letter, the Board discussed with representatives of Blair, by telephone, the anticipated capital structure of the entity that would acquire the Company. The representatives of Blair stated that they were highly confident that the transaction described in Martin's July 30 letter could be financed.

     Immediately following the July 30 meeting, the Company and Martin then issued the following press release:

                 PLASTI-LINE TO BEGIN GOING-PRIVATE DISCUSSIONS

     Knoxville, Tennessee
     July 30, 1997

          PLASTI-LINE, INC. ("SIGN") announced today that its Board of Directors has received a merger proposal from James R. Martin, Chairman of the Board and Chief Executive Officer of Plasti-Line. Under the terms of this proposal, Mr. Martin intends to form a new corporation, which may include as shareholders certain key management personnel of Plasti-Line, which intends to acquire all of the outstanding common stock of Plasti-Line not owned by such corporation at a price of $13.50 per share in cash.

          The Board of Directors of Plasti-Line has authorized a special committee of independent directors to negotiate with the proposed acquiring corporation and to determine whether to approve any such acquisition on behalf of the Board. Plasti-Line said that there can be no assurance at this time as to whether or not any transaction will occur or as to the timing or terms of any transaction.

          Mr. Martin, who currently beneficially owns 46.4% of Plasti-Line's outstanding common stock, including shares issuable upon the exercise of certain stock options, has stated to the Board that he has no current intent to sell his shares of Plasti-Line common stock to a third party.

          Plasti-Line designs, markets, produces and installs interior and exterior brand identity and point of purchase marketing products and systems for retailers and manufacturers.

     In response to Martin's offer, on August 7, 1997, the Special Committee met with representatives of BBS and J.C. Bradford. The Special Committee reviewed and discussed with such representatives alternative transactions that could be used by Martin to acquire the entire equity interest in the Company. The Special Committee also reviewed and discussed at this time the alternative of not entering into any transaction with Martin and having the Company remain public. The Special Committee also discussed with representatives of BBS the fiduciary duties and legal standards applicable to the Special Committee. The Special Committee was advised that its purpose was to negotiate at arm's length with Martin in order to protect the interests of the Public Shareholders, and that it was under no obligation to reach any agreement with Martin unless it determined that such an agreement was in the best interests of the Public Shareholders. The Special Committee believed, however, that taking the Company private and pursuing an offer from Martin was in the best interests of the Company's shareholders due to several factors that could have a negative effect on the value of the Common Stock, including (i) the fact that public companies (like the Company) that are considered small-cap companies without significant growth potential often fail to realize a satisfactory increase in the price of their publicly traded stock, (ii) the low volume of trading in the Company's stock that results primarily from Martin owning such a large block of shares, (iii) the fact that the Company's current line of business is generally not perceived to be an exciting growth industry by analysts, and (iv) the periodic past failures of the Company to meet forecasted financial goals. J.C. Bradford discussed the progress of its preliminary analyses of the Company and Martin's Initial Proposal. Following the meeting, on August 7 and 8, 1997, representatives of J.C. Bradford and BBS met with, and received information from, various officers of the Company as part of their review of the Company and its business.

     On August 18, 1997, the Special Committee met again, and representatives of J.C. Bradford made a presentation with respect to the Initial Proposal and the $13.50 per share to be received by the Company's shareholders under such proposal. J.C. Bradford compared the $13.50 offer from Martin to implied per share valuations derived from a variety of preliminary analyses it conducted based on different assumptions regarding the Company's forecast. These analyses included comparable company analysis, discounted cash flow analysis, leveraged buyout analysis and acquisition premiums analysis. See "SPECIAL FACTORS -- Opinion of the Special Committee's Financial Advisor." The Special Committee also discussed conversations that it had held with certain Public Shareholders, including Kennedy Capital Management, Inc. ("Kennedy Capital") and PaineWebber, each of whom expressed disapproval of the $13.50 per share price offered by Martin. The Special Committee then concluded that the $13.50 per share price as proposed by Martin was not a fair or adequate price, and that representatives of J.C. Bradford should convey this conclusion to representatives of Blair.

     Following the Special Committee's meeting on August 18, 1997, representatives of J.C. Bradford told representatives of Blair that the Special Committee had concluded that $13.50 per share was not a fair or adequate price. They also discussed whether a transaction could reasonably be financed at a price greater than $13.50 per share and when commitment letters relating to such financing might be available.

     On August 19, 1997, Martin received a letter from Charles W. Schweizer on behalf of Kennedy Capital stating that Kennedy Capital had obtained an independent valuation of the Company from Holt Value Associates, L.P. ("Holt") using only publicly available information, which indicated a valuation of the Company's stock between $13.75 and $22.76 per share, with the best estimate of $17.71 per share. Mr. Schweizer also stated that Kennedy Capital intended to share this valuation with selected institutional investors and, in that regard, wanted the Company to provide Kennedy Capital with a list of the names and addresses of the Company's shareholders. Alston & Bird on behalf of the Company responded to Mr. Schweizer in a letter dated August 22, 1997 stating that the Special Committee had been formed to negotiate on behalf of the public shareholders of the Company and that a copy of his request had been delivered to the Special Committee.

     On August 22, 1997, the Special Committee met with representatives of J.C. Bradford and BBS to review J.C. Bradford's August 18 discussions with Blair, the letter from Charles Schweizer which was forwarded to BBS on August 22, 1997, and various other matters. In addition, on August 22, 1997, Alston & Bird provided BBS with a draft merger agreement with respect to a proposed merger transaction.

     Following this August 22 meeting, Martin orally expressed to Mr. Smith an unwillingness to raise the price above $13.50. The Special Committee then met again and, after conferring with representatives of J.C. Bradford and BBS, remained unwilling to recommend any transaction that valued the Company at a price of $13.50 per share, and the Special Committee concluded that it would be inappropriate to respond with a specific price counteroffer. Mr. Smith then conveyed to Martin that $13.50 was still unacceptable. Mr. Smith also told Martin that if Martin did not raise his offer above $13.50, the Special Committee would formally disapprove the Initial Proposal. In response, Martin suggested that a meeting between himself, the Special Committee and each of their financial and legal advisors take place before such a formal action.

     On September 8, 1997, Martin, the Special Committee (with Mr. Watson, who was out of the country, being absent), and each of their financial and legal advisors met in Nashville, Tennessee with the main purpose of determining whether the negotiations should continue. Blair first discussed its methodology for valuing the Company, and then J.C. Bradford gave an overview of its analysis. There was also a discussion of the status of Martin's and Blair's efforts to obtain financing for the transaction. Following these discussions, the Special Committee reiterated its unwillingness to approve any transaction that valued the Company's stock at $13.50 per share. The Special Committee also expressed its conclusion that it should disapprove formally the Initial Proposal and issue a press release announcing such disapproval if Martin was still unwilling to raise his offer above $13.50 per share. Martin then responded by offering $14.00 per share. The Special Committee requested the opportunity to discuss this new offer with the full Committee, including Mr. Watson, and the meeting was adjourned.

     After updating Mr. Watson on the events of the September 8, 1997 meeting, the Special Committee met with representatives of J.C. Bradford and BBS by telephone on September 9, 1997 to discuss Martin's most recent offer of $14.00 per share. J.C. Bradford informed the Special Committee that it did not believe it could give a fairness opinion at $14.00 per share, and the Special Committee concluded that $14.00 per share was neither fair nor adequate. The Special Committee also concluded that it should convey to Martin (i) that it believed a price of $15.50 per share would be both fair and adequate and at such a price it would not require that the transaction be approved by a majority of the Public Shareholders, and (ii) that the Special

Committee would consider proposals below $15.50 per share, so long as they were fair, but approval of any such price would require that the transaction be approved by a majority of the Public Shareholders.

     At a meeting on September 13, 1997 between the Special Committee (minus Mr. Watson), a representative of BBS and Martin, Messrs. Smith and Haslam conveyed to Martin the Special Committee's response as described above. Martin then orally proposed an offer of $14.50 per share and stated that he was unwilling to consider any price higher than $14.50 per share.

     On September 16, 1997, the Special Committee met with its financial and legal advisors to consider Martin's offer of $14.50 per share. Representatives of J.C. Bradford informed the Special Committee that they believed they could give a fairness opinion at that price, subject to their review of the Company's recent operating results. The Special Committee then determined that it would consider recommending that the Company's Board of Directors approve a transaction at $14.50 per share, provided that approval of the transaction by a majority of the Public Shareholders was a condition to the Company's obligation to consummate the transaction, and provided further that the other outstanding issues relating to the merger agreement, particularly in connection with the payment of expenses, could be resolved satisfactorily.

     Also on September 16, 1997, representatives of BBS forwarded to Alston & Bird their comments to the proposed draft merger agreement. The principal issues arising out of these comments were (i) whether the agreement should be approved by a majority of the Public Shareholders; (ii) whether Martin's obtaining financing should be a condition to closing the merger and whether the Company should enter into the merger agreement prior to Martin's having obtained a binding commitment for financing; (iii) whether the Company should pay Martin's expenses or a portion thereof if the transaction does not close; and (iv) the amount that the Company would be obligated to pay to continue director liability insurance coverage.

     Between September 16 and 24, 1997, BBS, Alston & Bird, Mr. Smith and Martin attempted to resolve the remaining issues relating to the merger agreement, particularly as they related to the payment of Martin's expenses if no transaction were consummated. Martin expressed an unwillingness to bear the risk that he would have to pay the expenses if the transaction were not consummated subsequent to execution of a definitive merger agreement by the parties.

     On September 24, 1997, the Special Committee, along with representatives of BBS and J.C. Bradford, met with the other members of the Board of Directors of the Company (except for Messrs. Hanes and Martin). Representatives of BBS summarized the status of the negotiations with Martin and the remaining issues, with particular emphasis on the question regarding payment of expenses. The Special Committee and those members of the Board present expressed a willingness to accept $14.50 per share and also determined to propose to Martin that each party pay its own expenses in connection with the transaction, provided that (i) in the event the merger agreement were terminated due to breach by one party, such breaching party would pay the non-breaching party's expenses and (ii) if the Company were to terminate the merger agreement because the Board withdrew its approval of the transaction, the Company would pay all of Martin's expenses. On that same day, September 24, 1997, Mr. Smith and a representative of BBS met with Martin and Mark Deuschle, the Company's Vice President -- Finance, to convey the Special Committee's current position on the $14.50 per share price and the proposal relating to expenses described in the preceding sentence. Martin reiterated his unwillingness to bear the risk that he would have to pay the expenses if the transaction was not consummated subsequent to execution of a definitive merger agreement. The next day, September 25, 1997, Martin proposed at a regularly scheduled quarterly meeting of the full Board, that he would pay the first $100,000 of his expenses if the Merger were not consummated, and the Company would pay the rest.

     On October 13, 1997, BBS forwarded to Alston & Bird comments to a revised draft of the merger agreement. On October 14, 1997, representatives of Alston & Bird reiterated to representatives of BBS Martin's willingness to pay the first $100,000 of his expenses if the merger agreement were executed but not consummated. On October 15, 1997, the Special Committee met with representatives of BBS and J.C. Bradford to discuss the expenses issue and the status of Martin's and Blair's efforts to obtain financing for the transaction at $14.50 per share. Prior to such meeting, representatives of Alston & Bird had conveyed Martin's desire that the transaction go to the full Board for approval as soon as possible. The Special Committee determined that it was unwilling to make a recommendation regarding the transaction to the Board until

Martin had obtained more definitive commitment letters from potential lenders. In addition, the Special Committee determined that it would be willing to approve the Company's payment of all reasonable transaction expenses incurred by Martin exceeding $100,000, in the event the transaction is not consummated for any reason, if (i) the Board received copies of written commitment letters from Martin's lenders such that the Board would be better able to determine the risk of the transaction not closing, (ii) the Board received a more definitive schedule than had been previously provided to the Board showing the expenses that would be borne by the Company if the transaction does not close, and (iii) the Board retained the right to negotiate directly any of such expenses with the third parties expected to seek payment therefor. Following this determination by the Special Committee, the full Board convened by telephone, and the Special Committee, together with its advisors, summarized the current status of negotiations for the Board. The Board informally approved the Special Committee's proposed resolution of the expenses issue. The Special Committee then telephoned Martin to convey this latest proposal on expenses, which Martin accepted.

     On October 24, 1997, Martin forwarded to BBS and the Special Committee copies of the commitment letters from KCCI and KeyCorp, and the proposal from RSTW, relating to the financing of the Transaction. Following the review of such letters and proposal, on October 31, 1997, the Special Committee met with representatives of BBS and discussed the status of the negotiations, including obtaining the financing. Immediately following that meeting, on October 31, the Special Committee met with the full Board of Directors of the Company. At that meeting, the Special Committee and the Board received a presentation from J.C. Bradford that, as of the date of such presentation and based upon and subject to a certain matters stated in such presentation, the Merger Consideration was fair from a financial point of view to the Public Shareholders. After further discussion, the Special Committee concluded, based to a significant degree on the opinion of J.C. Bradford and the other factors described below under "-- Recommendations of the Special Committee, the Board and Parent," that the terms of the Merger were fair to, and in the best interest of, the Public Shareholders and recommended that the Company's Board of Directors (i) approve and adopt the Merger Agreement in the form presented to the Special Committee;
(ii) determine that the Merger is fair to and in the best interest of the Public Shareholders; and (iii) recommend that the Shareholders approve the Merger Agreement. The Board of Directors took such actions, and each of the Directors agreed to vote their shares in favor of the Merger, subject to receipt of the final commitment letter from RSTW relating to the financing. The Board instructed representatives of BBS to review such letter upon receipt and notify Mr. Smith as to whether such letter is substantially the same as the RSTW proposal delivered to the Special Committee on October 24. The Board authorized Mr. Smith to execute and deliver the Merger Agreement on behalf of the Company upon such notification from BBS. The form of RSTW letter was received on November 3, 1997, BBS concluded that it was substantially the same as the previously delivered proposal, and Mr. Smith executed and delivered the Merger Agreement on November 3, 1997. Following the taking of such actions, on November 4, 1997, the Company and Parent issued the following joint press release:

                         PLASTI-LINE SPECIAL COMMITTEE
                       ACCEPTS $14.50 PER SHARE OFFER AND
                          ENTERS INTO MERGER AGREEMENT

     Knoxville, Tennessee
     November 4, 1997

          PLASTI-LINE, INC. ("SIGN") announced today that it has entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with PL Holding Corp., PL Acquisition Corp. (a wholly owned subsidiary of PL Holding Corp.), and James R. Martin, Chairman of the Board and Chief Executive Officer of Plasti-Line. Mr. Martin, who beneficially owns approximately 47% of Plasti-Line's outstanding common stock, formed PL Holding Corp. for the purposes of this transaction. Certain other members of Plasti-Line's management will become stockholders of PL Holding Corp., along with Mr. Martin, on or before closing. The Merger Agreement is expected to result in the purchase by PL Holding Corp. of the shares of Plasti-Line common stock not currently owned by Mr. Martin or such management group. At the time of the merger, PL Acquisition Corp.

     will be merged into Plasti-Line, and Plasti-Line will become a wholly owned subsidiary of PL Holding Corp.

          A special committee of independent directors of the Board of Plasti-Line has negotiated with Mr. Martin, who acted on behalf of PL Holding Corp. They have agreed that the merger price for the Plasti-Line common stock will be $14.50 in cash per share

          Negotiations regarding the merger began in July 1997. The merger is subject to approval of the definitive Merger Agreement by a majority of the owners of the Plasti-Line shares not owned by Mr. Martin, the management group or their affiliates. The merger is also subject to PL Holding Corp. obtaining the financing necessary to pay the merger price and consummate the other transactions involved in the merger.

          Plasti-Line designs, markets, produces and installs interior and exterior brand identity and point of purchase marketing products and systems for retailers and manufacturers.

RECOMMENDATIONS OF THE SPECIAL COMMITTEE, THE BOARD AND PARENT

     The Special Committee. The Company's Board of Directors created the Special Committee, which consists of three of the Company's directors who are not employed by or affiliated with the Company, Parent, Merger Sub, Martin or any of their subsidiaries of affiliates (except in their capacity as directors of the Company), to act solely on behalf of the Public Shareholders for purposes of negotiating the Merger. The Special Committee retained BBS as its independent legal counsel and J.C. Bradford as its independent financial advisor, to assist it in negotiating and determining the fairness of the Merger on behalf of the Public Shareholders. At a meeting of the Special Committee on October 31, 1997, the Special Committee approved the Merger price of $14.50 in cash per share. Also on October 31, 1997, following a presentation by J.C. Bradford to the full Board of Directors as to its opinion that the offered price of $14.50 per share, on the terms set forth in the Merger Agreement, was fair to the Public Shareholders from a financial point of view, the Special Committee concluded the Merger and the Merger Consideration are fair to, and in the best interests of, the Public Shareholders and recommended to the Board of Directors that it approve the Merger Agreement. Based in part on the recommendation of the Special Committee and considering the written fairness opinion received from J.C. Bradford, the Board of Directors of the Company (with Martin abstaining):

          (i) determined that the Merger is fair to, and in the best interests of, the Public Shareholders;

          (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby and authorized the execution, delivery and performance thereof by the Company; and

          (iii) resolved to recommend that the shareholders of the Company approve the Merger Agreement and the transactions contemplated thereby.

     The Board of the Directors of the Company believes that the terms of the Merger Agreement are fair to, and in the best interests of, the Company and the Public Shareholders. In reaching its conclusion, the Board of Directors of the Company adopted the recommendation of the Special Committee as set forth below. See "-- Conflicts of Interest; Certain Relationships."

     The Special Committee, in reaching its conclusion that the Merger is fair to, and in the best interests of, the Public Shareholders, and in determining to recommend approval of the Merger Agreement and the Merger to the Board of Directors of the Company, considered a number of factors, including, without limitation:

          1. The oral and written presentations of J.C. Bradford to the Special Committee and the full Board of Directors of the Company on October 31, 1997, and the written opinion of J.C. Bradford dated November 3, 1997 to the effect that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the Merger Consideration was fair, from a financial point of view, to the Public Shareholders. See
     "-- Opinion of the Special Committee's Financial Advisor." The opinion of

     J.C. Bradford is attached hereto as Exhibit C. The Special Committee has accepted the analysis of J.C. Bradford as set forth in its opinion dated November 3, 1997 and accompanying presentation materials. The shareholders of the Company are urged to read such opinion carefully in its entirety.

          2. The Special Committee's conclusion that the Merger Consideration represented the highest price that Parent would be willing to pay in acquiring the Common Stock held by the Public Shareholders. This determination was the result of the Special Committee's substantial negotiations with Parent in an attempt to obtain the highest possible price.

          3. The terms of the Merger Agreement, including without limitation, the amount and form of consideration; the nature of the parties' representations, warranties, covenants and agreements; and the conditions to the obligations of Parent and the Company. In this regard, the Special Committee considered significant the requirement that the Merger Agreement be approved by a majority of the shares held by the Public Shareholders as a condition to the Company's obligation to consummate the Merger. The Special Committee also viewed favorably the fact that the Merger Agreement contained a limited number of representations and warranties by the Company and a limited number of conditions to consummation of the Merger, thus making consummation of the transaction more likely than one in the which the agreement imposed more significant conditions to consummation. The Special Committee also considered favorable to its determination the fact that the Merger Agreement could be terminated without making any payment to Parent (other than payment for fees and expenses) if the Special Committee withdrew its recommendation of the Merger Agreement or the Merger.

          4. The possibility that, in the absence of a Merger Agreement, Parent could increase its ownership of the Common Stock in a transaction not approved by the Company or the Special Committee.

          5. The fact that the Merger Consideration represented (i) a 36.5% premium over the last reported sales price ($10.625) of the Common Stock on July 29, 1997, the day immediately preceding the public announcement of negotiations between Parent and the Company with respect to a possible merger of the Company with a subsidiary of Parent; (ii) a 36.5% premium over the last reported sales price ($10.625) of the Common Stock on July 22, 1997, the day one week preceding the announcement of the negotiations; and (iii) a 75.8% premium over the last reported sales price ($8.25) of the Common Stock on July 24, 1996, the last day that the Common Stock traded one year prior to the announcement of the negotiations. The Special Committee also noted that the Merger Consideration represented a 20.8% premium over the last reported sales price ($12.00) of the Common Stock on November 3, 1997, the last business day immediately preceding the announcement of the $14.50 price agreed to by the Special Committee and Parent.

          6. The Special Committee's knowledge of the business, financial condition, results of operations and prospects of the Company. The members of the Special Committee were generally familiar with and knowledgeable about the Company's affairs, including the present and possible future economic and competitive environment in which the Company operates its sign design and production business. The Special Committee also noted that the Company's status as a publicly held company imposed additional regulatory burdens and expenses on the Company, as well as potential liability associated with public disclosure requirements applicable to publicly held companies generally.

          7. The historical trading prices of the Common Stock and the limited trading volume and market for the Common Stock, resulting in limited liquidity for the Public Shareholders. Also, the Board considered that Martin had indicated that he had no interest in selling his shares of Common Stock to a third party, and that, since the public announcement of Martin's offer on July 30, 1997, no third party had expressed any interest in acquiring, or making an offer to acquire, the Company. The Board also considered the periodic past failures of the Company to meet forecasted financial goals.

          8. The requirement of the Merger Agreement that the Company terminate its listing on the Nasdaq National Market effective one business day prior the Effective Time, so that dissenters' rights will be available to the Public Shareholders who do not vote in favor of the Merger Agreement and who perfect such rights under the applicable provisions of the TBCA. See "DISSENTERS' RIGHTS."

     In view of the number and disparate nature of the factors considered by the Special Committee, the Special Committee did not assign relative weights to the factors considered in reaching its conclusions. The Special Committee did, however, rely significantly on the presentations and opinion of J.C. Bradford described in paragraph 1 above.

     The members of the Special Committee (as well as the other directors of the Company) are indemnified by the Company under the Company's Charter and the applicable provisions of the TBCA, and are exculpated from certain liabilities under the Company's Charter, with respect to their actions in connection with the Merger. The members of the Special Committee are also covered by directors liability insurance maintained by the Company. As compensation for service on the Special Committee, each member of the Special Committee will receive from the Company $300 for each meeting of the Special Committee attended by such member. Such compensation is in addition to the compensation payable to all directors of the Company, including the directors comprising the Special Committee.

     The Board of Directors. The Board of Directors of the Company (with Martin abstaining) has concluded that the Merger and the Merger Consideration are fair to the Public Shareholders and recommends that the shareholders vote in favor of the Merger Agreement based upon the following factors: (i) the conclusions of the Special Committee; (ii) the opinion of the Special Committee's financial advisor, J.C. Bradford, to the effect that the $14.50 per share of Common Stock to be received in the Merger is fair from a financial point of view to the Public Shareholders; and (iii) the factors referred to above as having been taken into account by the Special Committee. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the Merger Consideration, the Board of Directors did not find it practicable to assign relative weights to the factors considered in reaching its decision and, therefore, the Board of Directors did not quantify or otherwise attach relative weights to the specific factors considered by the Board.

     In its analysis, the Board of Directors recognized that the interests of Parent and the Management Group in the Merger are not the same as the interests of the other holders of Common Stock in the Merger. As a result of such differing interests, the Special Committee recognized the importance of seeking the approval of the majority of Voting Shares held by the Public Shareholders, and the Board of Directors considered this an important element in approving the Merger Agreement. See "-- Conflicts of Interest; Certain Relationships" and
"-- Opinion of the Special Committee's Financial Advisor."

     Parent. The Board of Directors of Parent has concluded that the Merger and the Merger Consideration are fair to the Public Shareholders and to the shareholders of Parent based upon the following factors: (i) the conclusions and recommendations of the Special Committee and the Company's Board of Directors;
(ii) the fact that the Merger Consideration and the other terms and conditions of the Merger Agreement were the result of arms' length good faith negotiations between the Special Committee and its advisors and the representatives of Parent and its advisors; (iii) the fact that J. C. Bradford issued a fairness opinion to the Special Committee to the effect that the Merger is fair from a financial point of view to the Public Shareholders; and (iv) the other factors referred to above as having been taken into account by the Special Committee and the Company's Board of Directors. See "-- Background of the Merger."

     In view of the wide variety of factors considered in connection with its evaluation of the Merger and the Merger Consideration, Parent's Board of Directors did not find it practicable to assign relative weights to the factors considered in reaching its decision and, therefore, the members of such Board did not quantify or otherwise attach relative weights to the specific factors considered by the Special Committee and the Company's Board of Directors. See "-- Conflicts of Interest; Certain Relationships."

     Parent engaged Blair to provide advice regarding, and to assist Parent in negotiating, the Merger Agreement, and to assist Parent in obtaining the financing necessary to consummate the transactions contemplated by the Merger Agreement and the Shareholder Agreements. Blair was not engaged to, and did not, render any opinion as to the fairness of the Merger Consideration. If the Merger is consummated, Blair will be paid a fee of $1.05 million. In addition, if Parent obtains equity and debt financing upon terms at least as favorable as those agreed upon by Parent and Blair in the engagement agreement, Blair will be paid an additional fee of $250,000. Regardless of whether the Merger is consummated, Blair will be reimbursed for all out-of-pocket expenses. All amounts owed to Blair will be paid by the Company pursuant to its agreement to pay all expenses of the transaction.

OPINION OF THE SPECIAL COMMITTEE'S FINANCIAL ADVISOR

     J.C. Bradford was retained by the Special Committee to deliver its opinion regarding whether the Merger Consideration was, as of the date of such opinion, fair to the Public Shareholders from a financial point of view. J.C. Bradford is a nationally recognized investment banking firm that engages in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwriting, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. J.C. Bradford was selected as the Special Committee's financial advisor based upon such expertise.

     On October 31, 1997, J.C. Bradford delivered its oral opinion to the Special Committee to the effect that, as of such date, the Merger Consideration was fair to the Public Shareholders from a financial point of view. J.C. Bradford subsequently confirmed its oral opinion by delivery of its written opinion dated November 3, 1997. That opinion was reaffirmed as of the date of this Proxy Statement. J.C. Bradford's opinion is directed only to the fairness from a financial point of view of the Merger Consideration to be received by the Public Shareholders in the Merger and does not constitute a recommendation to any shareholder as to how such Shareholder should vote. J.C. Bradford conducted valuation analyses of the Common Stock and evaluated the Merger Consideration, but was not asked to and did not recommend a specific per share price to be paid by Parent for the Common Stock. J.C. Bradford's opinion does not address the likely tax consequences of the Merger to any Public Shareholder. In addition, J.C. Bradford was not asked to consider and its opinion does not address the relative merits of the proposed Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transactions in which the Company might engage. J.C. Bradford did not make an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries or affiliates. The summary of the opinion of J.C. Bradford set forth in this Proxy Statement is qualified in its entirety by reference to the full text of such opinion. The full text of J.C. Bradford's written opinion, which sets forth the assumptions made, procedures followed, matters considered and limits of its review undertaken in connection with the opinion, is included as Exhibit C and is incorporated by reference herein. Shareholders are urged to and should read such opinion in its entirety.

     A copy of the full text of the written materials used in connection with J.C. Bradford's October 31, 1997 presentation has been filed as an exhibit to the Schedule 13E-3 filed with the Commission with respect to the Merger (the "Schedule 13E-3"), may be inspected and copied, and obtained by mail, from the Commission as set forth in "Available Information," and will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested Shareholder of the Company or his or her representative who has been so designated in writing.

     In conducting its analysis and arriving at its opinions, J.C. Bradford considered such financial and other information as it deemed appropriate and feasible under the circumstances including, among other things, (i) the Merger Agreement, (ii) the historical and current financial position and results of operations of the Company, (iii) certain internal financial analyses and forecasts of the Company for the fiscal years beginning January 1, 1997 and ending December 31, 2002, prepared for the Company by its senior management;
(iv) certain financial and securities data of certain other companies, the securities of which are publicly traded and that J.C. Bradford believed to be comparable to the Company; (v) prices and premiums paid in certain other acquisitions and transactions that J.C. Bradford believed to be relevant; (vi) historical and current price and trading activity for the Common Stock; and
(vii) such other financial studies, analyses and investigations as J.C. Bradford deemed appropriate for purposes of its opinion. J.C. Bradford also held discussions with members of the senior management of the Company regarding the past and current business operations, financial condition, and future prospects of the Company. In addition, J.C. Bradford took into account its assessment of general economic, market and financial conditions and its experience in other transactions as well as its experience in securities valuation and its knowledge of the industries in which the Company operates generally. With the permission of the Special Committee, J.C. Bradford assumed that financing for the Merger had been irrevocably obtained on terms reviewed by J.C. Bradford, prior to the date of its opinion, in commitment letters from lenders, and that the Merger Agreement had been executed and delivered by the parties thereto, prior to the date of its opinion, on terms substantially similar to those contained in the most recent draft thereof supplied to and reviewed by J.C. Bradford.

     J.C. Bradford's opinion is necessarily based upon general economic, market, financial and other conditions as they existed on the date thereof and the information made available to J.C. Bradford and conditions as they existed and could be evaluated on the date thereof. For purposes of the opinion, J.C. Bradford relied upon the accuracy and completeness of all the financial and other information received by it and did not assume responsibility for, nor undertake an independent verification of, such information. J.C. Bradford assumed that the internal operating data and financial analyses and forecasts provided by the Company had a reasonable basis and reflected the best currently available estimates and judgments of the Company's senior management as to the recent and likely future performance of the Company. J.C. Bradford relied upon the assurances of the Company's management that they were not aware of any information or fact that would make the information provided to J.C. Bradford incomplete or misleading. J.C. Bradford was not authorized by the Special Committee, the Company or the Parent to solicit, and did not solicit, other entities for purposes of a possible business combination. No limitations were imposed by the Special Committee, the Company or the Parent on the scope of J.C. Bradford's investigation or the procedures to be followed in rendering its opinion. Events occurring after the date of such opinion could materially affect the assumptions used in preparing the opinion and J.C. Bradford has no duty or obligation to update or amend its opinion, or otherwise advise the special Committee or any other party or person, of the occurrence of any such events.

     In preparing its report to the Special Committee, J.C. Bradford performed a variety of financial and comparative analyses and considered a variety of factors, including (i) comparable company analysis; (ii) discounted cash flow analysis; (iii) leveraged buyout analysis; (iv) premium analysis; and (v) stock trading analysis. The summary of J.C. Bradford's analyses set forth below does not purport to be a complete description of the analyses underlying J.C. Bradford's opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, J.C. Bradford did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, J.C. Bradford believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion. With respect to the comparable company analysis and acquisitions premium analysis summarized below, no company or single acquisition utilized as a comparison is identical to the Company or the Merger and such analyses necessarily involve complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the acquisition or public trading values of the companies concerned. In performing its analyses, J.C. Bradford made numerous assumptions with respect to industry performance, general business, economic, market, and financial conditions, and other matters. The analyses performed by J.C. Bradford are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, J.C. Bradford or any other person assumes responsibility if future results are materially different from those forecast.

     The following is a summary of the report presented by J.C. Bradford to the Special Committee on October 31, 1997:

          (a) Comparable Company Analysis. Using publicly available information, J.C. Bradford reviewed selected financial data, including revenues, historical and projected earnings and earnings before interest, depreciation, and taxes ("EBITDA") for several publicly traded companies engaged in businesses with characteristics similar to the Company's including one signage-related manufacturing company (the "Comparable Company Group"). J.C. Bradford calculated the current market price of each company as a multiple of estimated 1997 earnings ("1997 P/E"), which ranged from 12.6x to 19.8x; current market price as a multiple of estimated 1998 earnings ("1998 P/E"), which ranged from 9.6x to 16.7x; current market price as a multiple of book value ("Book Value Multiple"), which ranged, excluding the high and the low, from 0.8x to 3.8x; total firm value (defined as equity market value plus net debt) as a multiple of last twelve months ("LTM") revenues ("Revenue Multiple"), which ranged, excluding the high and the low, from 0.4x to 1.3x; and total firm value as a multiple of LTM EBITDA ("EBITDA Multiple"), which ranged, excluding the high and the low, from 4.7x to 16.1x. J.C. Bradford compared the Comparable Company Group multiples to the corresponding multiples in the Merger, including 11.7x 1997 P/E, 10.7x 1998 P/E, 2.0x Book Value Multiple, 0.5x Revenue Multiple, and 6.7x EBITDA Multiple.

          (b) Discounted Cash Flow Analysis. Using discounted cash flow analysis, based on information obtained from the senior management of the Company, J.C. Bradford discounted to present value the future cash flows that the Company is projected to generate through 2002, under various circumstances, assuming the Company performed in accordance with the earnings forecast of management. J.C. Bradford calculated terminal values for the Company (i.e., the values at the 2002 year-end) by applying multiples of EBITDA and earnings in the year 2002. The cash flow streams and terminal values were then discounted to present values using different discount rates chosen to reflect different assumptions regarding the Company's cost of capital and the periodic, past failures of the Company to meet forecasted financial goals. Based on the above described analysis, the implied value per share ranged from $7.49 to $19.26 as compared to the closing stock price of the Common Stock on July 29, 1997 (the date before the public announcement of the proposed Merger) ($10.625) and to the value to be received per share in the Merger ($14.50).

          (c) Leveraged Buyout Analysis. J.C. Bradford utilized the projections provided by senior management to analyze the value of the Company as a stand alone entity in a leveraged transaction. Based on the structure of the proposed recapitalization and the proposed offer of $14.50 per share of Common Stock in the Merger, J.C. Bradford calculated the five-year internal rates of return ("IRRs") to the subordinated debt holders and the equity investors, and analyzed the total indebtedness to be incurred as a result of the transaction. J.C. Bradford calculated terminal values for the Company (i.e., the values at the 2002 year end) by applying multiples of EBITDA in the year 2002. J.C. Bradford noted that, based on the foregoing, the subordinated debt holders are projected to achieve an IRR of between 19.8% and 27.9% over the five-year period, and that the equity investors are projected to achieve an IRR of between 26.0% and 50.8% over the five-year period. J.C. Bradford also noted that upon completion of the transaction, the Company's total indebtedness to LTM EBITDA ratio will be approximately 5.8x. Based upon its experience in leveraged transactions, J.C. Bradford noted that these return levels are consistent with those required in such transactions.

          (d) Premium Analysis. For the time period occurring since January 1995, J.C. Bradford prepared an analysis of the premiums paid in 305 completed cash acquisitions of public companies where 100% of the target's shares were controlled by the acquiror following the acquisition. J.C. Bradford considered, among other factors, the type of consideration used in the acquisition and the premiums paid based on the closing price of the target's shares at one day, one week and four weeks prior to the announcement of such acquisition. For all cash acquisitions where 100% of the target's shares were controlled by the acquiror following the acquisition, J.C. Bradford calculated the low premiums for the middle quartiles of 11.6%, 15.7% and 18.9% at one day, one week, and four weeks prior to the announcement, respectively. These premiums, based upon the announcement date of July 30, 1997, imply per share equity values for the Company of $11.86, $12.30, and $12.63, respectively. J.C. Bradford calculated the high premiums for the middle quartiles of 42.9%, 50.0% and 56.01% at one day, one week and four weeks prior to the announcement, respectively. These premiums, based upon the announcement date of July 30, 1997, imply per share equity values for the Company of $15.18, $15.94 and $16.57, respectively.

          (e) Stock Trading Analysis. J.C. Bradford reviewed and analyzed the historical trading volume and prices at which the Common Stock has traded since January 1, 1996. J.C. Bradford noted that trading activity was limited and that the trading market was relatively illiquid. J.C. Bradford also noted that the highest traded price was $14.50, which occurred in October 1996, and the lowest traded price was $6.50, which occurred in February 1996.

     Pursuant to the terms of an engagement letter dated August 25, 1997, the Company agreed to pay J.C. Bradford a non-refundable retainer of $50,000 and $175,000 at the time of delivery of its opinion. The fees payable to J.C. Bradford were not contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse J.C. Bradford for its reasonable and direct out-of-pocket expenses, including the fees and disbursements of its counsel and to indemnify J.C. Bradford and certain related persons against certain liabilities relating to or arising out of its engagement, including certain liabilities under the federal securities laws. In the ordinary course of its business, J.C. Bradford has traded, and may in the future trade, securities of the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

PURPOSE AND STRUCTURE OF THE MERGER; CERTAIN EFFECTS OF THE MERGER

     The Company was initially founded in 1944 as a privately owned company. In 1980, Martin and other officers acquired the business presently conducted by the Company in a leveraged buy-out and, in 1986, the Company conducted an initial public offering. Following such public offering, Martin was the Company's largest shareholder and, as of the Record Date, he continued to be the largest shareholder, beneficially owning approximately 47% of the Common Stock. Throughout the Company's history as a publicly held entity, the Board of Directors has believed that a key component to the Company's success was to maximize shareholder value. In connection with this goal, it is believed that the Merger will enable the Company's shareholders to achieve such objective.

     The Merger has been structured so as to enable Parent to acquire the entire equity interest in the Company not already beneficially owned by Parent (pursuant to the Shareholder Agreements) while maximizing shareholder value for the Company's Public Shareholders. The Merger will terminate all equity interests in the Company of the Company's current shareholders, other than Parent. Accordingly, the Company's Public Shareholders will share in neither future earnings and growth of the Company nor the risks associated with achieving such earnings and growth following the Merger, and the Company's shareholders who are members of the Management Group will share in such earnings, growth and risks only indirectly to the extent they continue to own shares of the common stock of Parent. The Merger will enable the Company's Public Shareholders to receive a cash payment of $14.50 per share of Common Stock pursuant to a transaction which has been determined by the Boards of Directors of the Company and Parent, as discussed above, to be fair to such Public Shareholders, or to seek dissenters' rights as described under "DISSENTERS' RIGHTS." The Merger Consideration was the result of arms' length negotiations between representatives of Parent and the Special Committee and their respective advisors following a proposal by Parent. See "-- Opinion of the Special Committee's Financial Advisor." Following the Merger, Parent will be the sole direct beneficiary of any future earnings and growth of the Company and will have the ability to benefit from any corporate opportunities that may be pursued by the Company in the future.

     Pursuant to the Merger Agreement, upon consummation of the Merger, Merger Sub will merge into the Company, with the Company being the Surviving Corporation. Each outstanding share of Common Stock (except those shares of Common Stock held by the Company as treasury shares or beneficially owned by Parent or by shareholders who perfect their dissenters' rights under the TBCA) will be converted into the right to receive $14.50 in cash, without interest. Each outstanding share of Common Stock beneficially owned by Parent or held by the Company as treasury shares will be canceled without consideration. Each outstanding share of Merger Sub common stock (all of which shares are beneficially owned by Parent) will be converted into one share of common stock of the Surviving Corporation.

     Pursuant to the TBCA, approval of the Merger Agreement and the transactions contemplated thereby requires the approval of the Board of Directors of each of the Company, Parent and Merger Sub, and all of such Boards have granted such approvals. Also pursuant to the TBCA, approval of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding Voting Shares. As of the Record Date, the Management Group beneficially owned an aggregate of 1,835,527 Voting Shares (representing approximately 48.7% of the Voting Shares outstanding) and has agreed to vote all of such shares in favor of the Merger Agreement. In addition, the directors of the Company (excluding Martin) beneficially owned as of the Record Date an aggregate of 321,820 Voting Shares (representing approximately 8.5% of the Voting

Shares outstanding), and they have agreed to vote all of such shares in favor of the Merger Agreement. As a result, it is assured that the approval required pursuant to the TBCA will be satisfied. However, pursuant to the Merger Agreement, approval also requires the affirmative vote of a majority of the outstanding Voting Shares held by the Public Shareholders. See
"INTRODUCTION -- Voting Rights; Vote Required for Approval."

     Holders of Common Stock who do not want to accept the Merger Consideration of $14.50 per share, who do not vote in favor of (or who abstain from voting on) the Merger Agreement, and who perfect their dissenters' rights by complying with the provisions of Chapter 23 of the TBCA, will have the right to receive cash payment for the "fair value" of their Common Stock. Section 48-23-102 of the TBCA provides that no dissenters' rights are available with respect to the merger of a corporation whose securities are "national market system securities," which includes securities traded on the Nasdaq National Market. The Common Stock is currently traded on the Nasdaq National Market; however, pursuant to the Merger Agreement, the Company has agreed to terminate such listing effective one business day prior to the Effective Time, so that the Company's shareholders will be entitled to dissenters' rights in connection with the Merger. Any shareholder contemplating the exercise of dissenters' rights should carefully review Chapter 23 of the TBCA, particularly the procedural steps required to perfect dissenters' rights, a description of which is provided herein under "DISSENTERS' RIGHTS." A shareholder who fails to comply with such procedural requirements will forfeit such holder's dissenters' rights and, upon consummation of the Merger, such holder's shares of Common Stock will be converted into the right to receive the Merger Consideration of $14.50 per share in cash. See "DISSENTERS' RIGHTS" and Exhibit B -- "Chapter 23 of the Tennessee Business Corporation Act."

     Upon consummation of the Merger, each share of Common Stock, other than shares held by the Company as treasury shares or beneficially owned by Parent or by shareholders who perfect their dissenters' rights under the TBCA, will be converted into the right to receive the Merger Consideration. As a result, the present holders of the Common Stock, including officers and directors of the Company who are beneficial owners of Common Stock, will cease to have any direct ownership interest in the Company. The Company will, as a result of the Merger, become a wholly owned subsidiary of Parent and there will cease to be any public market for the Common Stock. Upon such event, the Surviving Corporation is expected to apply to the Commission for the deregistration of the Common Stock under the Exchange Act and, upon deregistration, the Company will be relieved of the obligation to comply with the proxy rules of Regulation 14A under Section 14 of the Exchange Act, and its officers, directors and beneficial owners of more than 10% of the Common Stock will be relieved of the reporting requirements and restrictions on insider trading under Section 16 of the Exchange Act. Further, the Company will no longer be subject to the periodic reporting requirements of the Exchange Act, and will not be required to file, among other things, quarterly reports on Form 10-Q and annual reports on Form 10-K. Accordingly, substantially less information will be required to be made publicly available about the Company than is currently the case.

     Immediately after the Merger, all of the then outstanding Common Stock will be beneficially owned by Parent. See "-- Purpose and Structure of the Merger; Certain Effects of the Merger" which describes certain other effects of the Merger. The Merger will be a taxable transaction to the holders of the Common Stock who receive Merger Consideration or cash pursuant to the exercise of dissenters' rights for federal income tax purposes and may be taxable for state, local, foreign and other tax purposes. See "-- Certain Federal Income Tax Consequences of the Merger."

PLANS FOR THE COMPANY AFTER THE MERGER

     Pursuant to the terms of the Merger Agreement, the sole director of Merger Sub at the Effective Time of the Merger shall be the sole director of the Surviving Corporation, and the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation after the Merger. See "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY, PARENT, MERGER SUB AND THE SURVIVING CORPORATION -- Information Concerning Directors and Executive Officers of the Surviving Corporation." The Merger Agreement also provides that the Charter of the Company and the bylaws of the Merger Sub shall remain as the Charter and bylaws, respectfully, of the Surviving Corporation.

     Except as indicated in this Proxy with respect to the Merger, Parent does not have any present plan or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, a sale or transfer of a material amount of assets of the Company or any of its subsidiaries or any material change in the Company's capitalization or any other material changes in the Company's corporate structure or business or the composition of the Board of Directors or management. Upon consummation of the Merger, Parent intends to continue to review the Company and its assets, businesses, operations, properties, policies, corporate structure, capitalization and management and consider if any changes would be desirable in light of the circumstances then existing.

CONFLICTS OF INTEREST; CERTAIN RELATIONSHIPS

     Ownership of Parent and Merger Sub; Shareholder Agreements. Parent owns 100% of the common stock of Merger Sub, which was organized by Parent solely for the purpose of enabling Parent to acquire, pursuant to the Merger Agreement, the entire equity interest in the Company. On the date of this Proxy Statement, Martin is the sole shareholder of Parent, having paid $100 for one share of Parent's common stock. However, Parent has entered into a Shareholder Agreement with each of the members of the Company's management listed below, who beneficially owns the number of shares of Common Stock indicated below:

                                                  NO. OF SHARES OF
                                                    COMMON STOCK           PERCENTAGE OF COMMON
                                              BENEFICIALLY OWNED AS OF   STOCK BENEFICIALLY OWNED
NAME OF MANAGEMENT GROUP MEMBER                  THE RECORD DATE(1)      AS OF THE RECORD DATE(2)
-------------------------------               ------------------------   ------------------------
James R. Martin.............................         1,766,169                    47.16%
Dennis Alexander............................             4,250                       --
Thomas Alford...............................             1,750                       --
Raleigh Bacon...............................               500                       --
F. Joseph Brang.............................            13,383                       --
Cecilia Calcaterra..........................               500                       --
Edward Davis................................               875                       --
Mark J. Deuschle............................            23,500                       --
Robert Holdsworth...........................             3,500                       --
Jay Levyne..................................                 0                       --
Doug Malo...................................                 0                       --
Ralph Price.................................                 0                       --
Stuart Ries.................................                 0                       --
Craig F. Rohde..............................             2,250                       --
James Stamps................................             3,750                       --
Thomas Tobin................................               500                       --
Kathryn Coleman Wood........................            14,600                       --
                                                  ------------                   ------
          Total.............................         1,835,527                    48.66%
                                                  ============                   ======

---------------

(1) Includes options to purchase an aggregate of 52,375 shares of Common Stock which are immediately exercisable, as follows: Martin -- 25,000;
    Alexander -- 2,250; Alford -- 1,750; Bacon -- 500; Calcaterra -- 500; Davis -- 875; Holdsworth -- 3,500; Rohde -- 1,750; Stamps -- 3,750; and
    Tobin -- 500. See "-- Options and Restricted Shares" and "THE MERGER AGREEMENT -- Options and Restricted Shares."
(2) Percentages less than 1% not shown.

     Pursuant to the Shareholder Agreements, the members of the Management Group who own shares of Common Stock that were issued and outstanding as of the Record Date have each agreed to transfer to Parent, immediately prior to the Effective Time, such shares of Common Stock as full or partial consideration for receipt of shares of Parent's common stock. The members of the Management Group who own no such issued and outstanding shares of Common Stock, or who own a relatively small number of such shares of

Common Stock, will also pay cash or a combination of cash and promissory notes to complete the consideration owed to Parent. Martin will transfer to Parent shares of Common Stock beneficially owned by him having an aggregate value of approximately $22.5 million, in consideration of approximately 75% of Parent's common stock and approximately $13 million in cash. The other members of the Management Group will transfer to Parent a combination of Common Stock, cash and promissory notes having an aggregate value of approximately $1 million, in consideration of approximately 10% of Parent's common stock. The remaining 15% of Parent's common stock will be owned by RSTW. See "SOURCES OF FUNDS." At the Effective Time, Parent will have total equity of approximately $10.5 million. Each share of Company Common Stock that will be contributed to Parent has been valued at $14.50 per share, and each share of Parent common stock that will be issued to the Management Group has been valued at approximately $2.60.

     Certain members of the Management Group holds options to purchase shares of Common Stock which are either already vested or will vest at the Effective Time pursuant to the terms of the Company's 1991 Incentive Program (the "Incentive Program"). See "--Options and Restricted Shares" and "THE MERGER
AGREEMENT -- Options and Restricted Shares." Pursuant to the Shareholder Agreements, each member of the Management Group has agreed not to exercise such options and instead, pursuant to the terms of the Merger Agreement, each such person will receive from the Company at the Effective Time an amount of cash for each option equal to the difference between $14.50 and the applicable option exercise price. See "THE MERGER AGREEMENT -- Options and Restricted Shares."

     Because Martin will be the controlling shareholder of Parent, the Shareholder Agreement with Martin does not place any restrictions on Martin, including with respect to subsequent disposition of his shares of Parent stock. All of the Shareholder Agreements entered into by Parent with the other members of the Management Group are substantially identical, except for the number of shares of Common Stock and other consideration that each person will contribute to Parent and the number of shares of Parent common stock to be acquired by each person. The Shareholder Agreement with each member of the Management Group other than Martin grants to Parent customary rights of first refusal and call rights to purchase such person's shares of Parent stock, and also provides for such person to be able to put the stock to Parent in certain circumstances.

     As a result of the transactions contemplated by the Shareholder Agreements, at the Effective Time the Management Group will own in the aggregate 85% of Parent's total issued and outstanding common stock, and Parent will own approximately 48.7% of the total issued and outstanding Common Stock. At the Effective Time, Martin will own approximately 75% of Parent's issued and outstanding common stock, and the other members of the Management Group will own, in the aggregate, approximately 10%. Following the Merger, the Management Group will continue to share in the future earnings and growth of the Company, and the risks associated with achieving such earnings and growth, indirectly to the extent they continue to own shares of Parent's common stock.

     Options and Restricted Shares. As of the date hereof, Martin owns options to purchase 25,000 shares of common Stock issuable pursuant to options that are immediately exercisable. Certain other members of the Management Group own in the aggregate options to purchase 27,375 shares of Common Stock issuable pursuant to options that are immediately exercisable, and options to purchase 45,625 shares of Common Stock pursuant to options that are not currently exercisable but that will be vested immediately prior to the Effective Time pursuant to the terms of the Incentive Program. Pursuant to the terms of the Merger Agreement, each such person will receive from the Company at the Effective Time an amount of cash for each option equal to the difference between $14.50 and the applicable option exercise price. See "THE MERGER
AGREEMENT -- Options and Restricted Shares."

     Also, as of the date hereof, three members of the Management Group own shares of Common Stock issued as restricted stock awards pursuant to the Incentive Program. Mr. Brang owns 8,383 shares of such restricted stock, Mr. Deuschle owns 9,000 shares, and Ms. Wood owns 8,100 shares. Pursuant to the terms of the Incentive Program and the applicable restricted stock award agreements, it is expected that such shares will vest fully at or before the Effective Time.

     Indemnification of Directors and Officers. Parent has agreed that all rights to indemnification arising at or prior to the effectiveness of the Merger in favor of the directors or officers of the Company (including the members of the Special Committee) as provided in the Company's Charter and bylaws, as in effect on the date of the Merger Agreement, and in contractual indemnification agreements and director and officer liability insurance currently in effect and covering directors and officers of the Company, will, for a period of six years survive the Merger and continue in full force and effect. See "THE MERGER AGREEMENT -- Covenants."

     Fees to Members of the Special Committee. As compensation for service on the Special Committee, each member of the Special Committee will receive from the Company $300 for each meeting of the Special Committee attended by such member. Such compensation is in addition to the compensation payable to all directors of the Company, including the directors comprising the Special Committee.

     Other. The Company pays service charges to First American National Bank of Knoxville, Tennessee, which is a subsidiary of First American Corporation, of which Mr. Smith and Martin are directors. In fiscal 1996, the Company paid approximately $22,000 in service charges, and for the first nine months of 1997 the Company paid approximately $5,700.

     Also, beginning in May 1997, the Company engaged Donald F. Johnstone, a member of the Company's Board of Directors, to provide consulting services relating to the Company's strategic marketing issues. Mr. Johnstone performs the services on an as-requested basis at the rate of $2,000 per day and, since May 1997, Mr. Johnstone has earned approximately $60,000 for such services.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     In the opinion of Alston & Bird, tax counsel to the Company, the Merger will be treated as a sale of the Common Stock by the Public Shareholders and will be a taxable event for federal income tax purposes under the Code. In addition, in the opinion of such tax counsel, a shareholder will recognize a gain or loss equal to the difference between the tax basis for the Common Stock held by such shareholder and the amount of cash received in exchange therefor, and such gain or loss will be a capital gain or loss if the shares of Common Stock are capital assets in the hands of the shareholder. The complete text of the tax opinion of Alston & Bird is attached hereto as Exhibit D (the "Tax Opinion").

     The shareholders of the Company should be aware that the recently enacted Taxpayer Relief Act of 1997 (the "1997 Act") contains significant changes to the taxation of capital gains of individuals, trusts and estates. For gains realized after July 28, 1997, and subject to certain exceptions, the maximum rate of tax on net capital gains on individuals, trusts and estates from the sale or exchange of assets held for more than 18 months has been reduced to 20% (as compared with a maximum rate of 39.6% on ordinary income). For 15% bracket taxpayers, the maximum rate on net capital gains is reduced to 10%. The maximum rate of capital gains tax for capital assets held more than one year but not more than 18 months remains at 28%. The taxation of capital gains of corporations was not changed by the 1997 Act and, therefore, corporations generally are subject to tax at a maximum rate of 35% on both capital gains and ordinary income. The distinction between capital gain and ordinary income may be relevant for certain other purposes, including the taxpayer's ability to utilize capital loss carryovers to offset any gain recognized.

     The foregoing discussion is based on current law. The foregoing discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to particular shareholders, some of whom may be subject to special rules not discussed (e.g., tax-exempt entities), and the foregoing discussion may not be applicable to shareholders who acquired their Common Stock pursuant to the exercise of options or other compensation arrangements or who are not citizens or residents of the U.S. In addition, neither the Tax Opinion nor the foregoing discussion considers the effect of any applicable foreign, state, local or other tax laws.

     The Tax Opinion is based on current law, certain assumptions set forth therein, certain representations from the Company and certain other information, data, documentation and materials. Neither this description nor the Tax Opinion is binding on the IRS and no ruling from the IRS has been sought or will be sought with respect to such tax consequences.

     THE TAX OPINION AND FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER IS BASED ON EXISTING TAX LAW AS OF THE DATE OF THIS PROXY STATEMENT, WHICH MAY DIFFER ON THE DATE OF THE CONSUMMATION OF THE MERGER OR AT THE EFFECTIVE TIME. EACH SHAREHOLDER IS URGED TO CONSULT SUCH SHAREHOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH SHAREHOLDER OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

ACCOUNTING TREATMENT OF THE MERGER

     The Merger will be accounted for as a recapitalization under generally accepted accounting principles for accounting and financial reporting purposes. Accordingly, the historical basis of the Company's assets and liabilities will not be impacted by the transaction.

CERTAIN LITIGATION

     The Company is party to various legal and administrative proceedings, all of which management believes constitute ordinary routine litigation incident to the business conducted by the Company, or are not material in amount.

REGULATORY APPROVALS

     No federal or state regulatory approvals are required to be obtained, nor any regulatory requirements complied with, in connection with consummation of the Merger by any party to the Merger Agreement, except for the requirements of the TBCA in connection with shareholder approvals and consummation of the Merger, and the requirements of federal securities law.

                              THE MERGER AGREEMENT

GENERAL

     The Merger Agreement provides for the merger of Merger Sub into the Company. The Company will be the Surviving Corporation of the Merger and, as a result of the Merger, Parent will own all of the Surviving Corporation's common stock. In the Merger, the shareholders of the Company will receive the Merger Consideration described below. See "SPECIAL FACTORS -- Purpose and Structure of the Merger; Certain Effects of the Merger."

EFFECTIVE TIME OF THE MERGER

     The Effective Time of the Merger will occur upon the filing of a certificate of merger with the Secretary of State of the State of Tennessee as required by the TBCA or at such later time as is agreed by the parties to the Merger Agreement and specified in the certificate of merger. It is anticipated that the certificate of merger will be filed as promptly as practicable after approval of the Merger Agreement by the Public Shareholders of the Company at the Special Meeting. Such filing will be made, however, only upon satisfaction or waiver of all conditions to the Merger contained in the Merger Agreement. The following discussion of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, which is included in this Proxy Statement as Exhibit A and is incorporated herein by reference.

THE SURVIVING CORPORATION

     The Merger Agreement provides that, at the Effective Time, the persons identified herein under "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY, PARENT, MERGER SUB AND THE SURVIVING CORPORATION -- Information Concerning Directors and Executive Officers of the Surviving Corporation" will become officers and directors of the Surviving Corporation, and the Surviving Corporation will adopt as its charter the Charter of the Company and as its bylaws the bylaws of Merger Sub.

CONSIDERATION TO BE RECEIVED BY SHAREHOLDERS OF THE COMPANY

     As a result of the Merger, each outstanding share of Common Stock (except shares held by the Company as treasury stock or beneficially owned by Parent or by shareholders who perfect their dissenters' rights under the TBCA) will be converted into the right to receive the Merger Consideration of $14.50 in cash, without interest. Each share of Common Stock owned by Parent or held by the Company as treasury stock will be canceled without consideration.

     Each of the outstanding shares of common stock, par value $.001 per share, of Merger Sub will automatically be converted into one share of common stock, par value $.001 per share, of the Surviving Corporation.

     If the Merger is consummated, instructions with regard to the surrender of certificates formerly representing shares of Common Stock, together with the letter of transmittal to be used for that purpose, will be mailed to shareholders as soon as practicable after the Effective Time. The Paying Agent (as defined in the Merger Agreement), as soon as practicable following receipt from a shareholder of a duly executed letter of transmittal, together with certificates formerly representing Common Stock and any other items required by the letter of transmittal, shall pay to such shareholder the Merger Consideration. If payment is to be made to a person other than the person in whose name the certificate surrendered is registered, it will be a condition of payment that the certificate so surrendered be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment pay to the Paying Agent any transfer or other taxes required by reason of such payment or establish to the satisfaction of the Paying Agent that such taxes have been paid or are not applicable.

     SHAREHOLDERS SHOULD NOT SUBMIT ANY STOCK CERTIFICATES FOR COMMON STOCK AT THE PRESENT TIME.

     If the Merger is consummated, after the Effective Time a holder of a certificate formerly representing Common Stock shall cease to have any rights as a shareholder of the Company, and such holder's sole right will be to receive the Merger Consideration to which such holder is entitled, or in the case of a shareholder exercising dissenters' rights under Chapter 23 of the TBCA, the "fair value" of such shareholder's shares determined in accordance with the provisions of the TBCA.

     In no event will holders of Common Stock be entitled to receive any interest on the Merger Consideration to be distributed to them in connection with the Merger.

     Any funds remaining with the Paying Agent twelve months following the Effective Time shall be delivered to Parent within one week after the end of such twelve-month period, without further action or request, and any holder who has not exchanged Common Stock for the Merger Consideration prior to that time shall thereafter look only to Parent for payment of the Merger Consideration in respect of such holder's Common Stock. Notwithstanding the foregoing, neither Parent nor the Surviving Corporation shall be liable to any holder of Common Stock for any amount paid to a public official pursuant to applicable abandoned property laws. Any amounts remaining unclaimed by holders of Common Stock two years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental entity) shall, to the extent permitted by applicable law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto.

     No transfer of shares outstanding immediately prior to the Effective Time will be made on the stock transfer books of the Surviving Corporation after the Effective Time. Certificates formerly representing Common Stock presented to the Surviving Corporation after the Effective Time will be canceled in exchange for the Merger Consideration.

OPTIONS AND RESTRICTED SHARES

     The Company and Parent have agreed to take all steps necessary such that each holder of an outstanding exercisable option to purchase Common Stock (an "Option"), that was granted pursuant to the Incentive Program, shall receive from Parent an amount in cash determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price per share of the Option by (ii) the number of shares of Common Stock such holder could have purchased had such holder exercised such Option in full immediately prior to the Effective Time, and each such Option shall thereafter be canceled. In addition, the Company shall take all steps necessary to acquire at the Effective Time for nominal consideration the restricted shares of Common Stock held by certain officers of the Company pursuant to restrictive agreements that provided for vesting of such shares upon the Company's achieving sales of $200 million and profits of $20 million. See "SPECIAL FACTORS -- Conflicts of Interest; Certain Relationships."

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties of the Company, Parent and Merger Sub relating to, among other things, the following matters (which representations and warranties are subject, in certain cases, to specified exceptions and, generally, apply only to facts and circumstances existing as of the date of the Merger Agreement): (i) due incorporation, corporate existence, good standing and similar corporate matters with respect to each of the Company, Parent and Merger Sub; (ii) corporate power and authority to enter into, and the valid and binding execution and delivery of, the Merger Agreement by each such party; (iii) the absence of any governmental authorization, consent or approval required to consummate the Merger, except as disclosed; (iv) the Merger Agreement and the Merger not resulting in contraventions or conflicts with respect to the charter or bylaws and violations of laws, regulations, judgments, injunctions, orders or decrees relating to the Company and its subsidiaries, Parent or Merger Sub; and (v) the accuracy of information supplied by the Company and Parent included in this Proxy Statement and the Schedule 13E-3.

     In addition, Parent has made certain representations and warranties to the Company relating to the following matters: (i) Parent's having obtained written commitments from the Lenders, pursuant to which the Lenders have committed to provide sufficient funds to consummate the transactions contemplated by the

Merger Agreement; (ii) the solvency of the Company immediately following the Effective Time; and (iii) the absence of any investment banking, brokerage, finder's or other similar fee or commission due by or on behalf of Parent in connection with the Merger (except for fees payable to Blair, as described under "SPECIAL FACTORS -- Background of the Merger").

COVENANTS

     The Company has agreed in the Merger Agreement that, until consummation of the Merger, the Company and its subsidiaries will conduct their businesses in the ordinary course consistent with past practice (except for acts in connection with the Merger) and will use their best efforts to preserve their business organization and relationships with third parties and to keep available the services of their present officers and employees. Without limiting the generality of the foregoing, the Company has agreed that, without the consent of Parent, the Company will not, and except for clause (i), will not permit any of its subsidiaries to: (i) amend its Charter or bylaws; (ii) issue, sell, transfer or pledge any capital stock or securities convertible into capital stock; (iii) split, combine or reclassify the Common Stock or any other capital stock; (iv) declare or pay any dividends; (v) transfer, lease, license, sell, mortgage or otherwise dispose of or encumber any assets other than in the ordinary course of business; (vi) redeem or purchase any of its capital stock; (vii) grant any increase in the compensation payable to any executive officer; (viii) adopt or amend or otherwise increase, or accelerate the payment or vesting of amounts payable under, any bonus, profit sharing, compensation, severance, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan, arrangement or agreement; (ix) enter into any employment or severance agreement with or, except in accordance with the Company's existing written policies, grant any severance pay to, any officer, director or employee; (x) permit any insurance policy naming it as beneficiary or loss payee to be canceled or terminated, except in the ordinary course of business and consistent with past practices; (xi) enter into any contract relating to the purchase of assets other than in the ordinary course of business and consistent with past practices;
(xii) change any accounting or tax methods except as required by generally accepted accounting principles or applicable law; (xii) incur or assume long-term debt or, except in the ordinary course of business, any short-term debt; (xiv) make loans to or guarantee the obligations of any other person; or
(xv) agree or commit to do any of the foregoing.

     The Company has agreed to give Parent and its authorized representatives full access to the offices, properties, books and records of the Company and its subsidiaries and will furnish to Parent and its authorized representatives such financial and operating data and other information as Parent and its authorized representatives may reasonably request and will instruct the Company's employees, counsel, financial advisors and auditors to cooperate with Parent in its investigation of the business of the Company and its subsidiaries.

     Each of Parent, Merger Sub, the Company and Martin have agreed to use its or his best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement. Specifically, and without limiting the generality of the foregoing, the Company has agreed that it and its subsidiaries will assist Parent and Merger Sub in obtaining financing necessary or desirable to complete the transactions contemplated by the Merger Agreement, including, without limitation, executing on or after the Effective Time such loan agreements, notes, guarantees, security agreements, certificates or other documents as may be reasonably requested by Parent, Merger Sub or their lenders. Notwithstanding Martin's agreement to use his best efforts to consummate the Merger, the Merger Agreement provides that Martin and the other shareholders of Parent shall not be required to provide in the aggregate more than $10 million of equity for Parent.

     Parent and the Company have agreed to cooperate (i) in determining whether any action by or in respect of, or filing with, any governmental body, agency or official, or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the Merger and the transactions contemplated by the Merger Agreement and (ii) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with this Proxy Statement or the Schedule 13E-3 and seeking to obtain timely any such actions, consents, approvals or waivers.

     Parent and the Company have agreed to consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger Agreement and the transactions contemplated thereby.

     Parent has agreed that for six years after the Effective Time, Parent will or will cause the Surviving Corporation to indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring at or prior to the Effective Time to the extent provided under the Company's Charter and bylaws in effect on the date of the Merger Agreement. Parent has further agreed that for such six years after the Effective Time, Parent will use all commercially reasonable efforts to provide, or to cause the Surviving Corporation to provide, officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement, provided that if such coverage is not obtainable at a cost less than or equal to two times the amount per annum the Company paid in its last full fiscal year, Parent will or will cause the Surviving Corporation to purchase such lesser amount of coverage, on terms as similar in coverage as practicable to such coverage in effect on the date of the Merger Agreement, as may be obtained having a cost per annum not to exceed two times the amount per annum the Company paid in its last full fiscal year.

OTHER POTENTIAL BIDDERS

     The Merger Agreement provides that the Company shall, directly or indirectly, furnish information and access, in each case in response to unsolicited requests therefor, received prior to or after the date of the Merger Agreement, to any corporation, partnership, person or other entity or group pursuant to appropriate confidentiality agreements, and may participate in discussions and negotiate with any such entity or group concerning any merger, sale of assets, sale of shares of capital stock or similar transaction involving the Company or any subsidiary or division of the Company (any such transaction being referred to herein as a "Competing Transaction"), only if the Special Committee determines after consultation with counsel that such action is necessary in light of its fiduciary obligations to the Public Shareholders. In addition, the Company shall direct its officers and other appropriate personnel to cooperate with and be reasonably available to consult with any such entity or group. Except as set forth above, the Company has agreed that it will not solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent or Merger Sub) concerning any merger, sale of assets, sale of shares of capital stock or similar transaction involving the Company or any subsidiary or division of the Company.

VOTING OF SHARES

     Pursuant to the Merger Agreement, Martin and Parent agreed to vote all shares of Common Stock beneficially owned by each of them in favor of the Merger Agreement. In addition, all directors of the Company have agreed with the Company that they will vote all shares beneficially by each of them in favor of the Merger Agreement.

CONDITIONS TO CONSUMMATION OF THE MERGER

     The respective obligations of the Company, on the one hand, and Parent and Merger Sub, on the other hand, to consummate the Merger are subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions, among others: (i) approval and adoption of the Merger Agreement by the holders of a majority of the outstanding Voting Shares at the Special Meeting, (ii) approval and adoption of the Merger Agreement by a majority of the Voting Shares held by the Public Shareholders; (iii) the absence of any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) enacted, issued, promulgated, enforced or entered prohibiting the consummation of the Merger, (iv) the receipt of all other required authorizations, consents and approvals of governmental authorities; (v) the performance of and compliance with, in all material respects, all agreements and obligations contained in the Merger Agreement and required to be performed or complied with at or prior to the Effective Time by the respective parties to the Merger Agreement; (vi) the material truth and correctness of all representations and warranties of the parties to the Merger Agreement; and (vii) J.C. Bradford shall have reaffirmed in writing its fairness opinion as of the date of mailing of this Proxy Statement and again at the time of the Special Meeting and shall not have withdrawn its written fairness opinion.

     The obligations of Parent and Merger Sub to consummate the Merger are further subject to the satisfaction or waiver of certain conditions including, among others: (i) there not having occurred any material adverse change in the business, condition (financial or otherwise) or results of operations of the Company, and (ii) Parent shall have obtained equity and debt funds necessary to finance the transactions contemplated by the Merger Agreement.

TERMINATION

     The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, notwithstanding approval of the Merger Agreement by the shareholders of the Company: (i) by mutual written consent of Parent and the Company (such determination to be made on behalf of the Company by the Special Committee); (ii) by either Parent or the Company (such determination to be made on behalf of the Company by the Special Committee) if the Merger has not been consummated by January 30, 1998, so long as the failure to consummate the Merger is not the result of the terminating party's having failed to fulfill a covenant or obligation under the Merger Agreement; (iii) by either Parent or the Company (such determination to be made on behalf of the Company by the Special Committee), if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Parent or the Company from consummating the Merger is entered and becomes final and nonappealable; (iv) by either the Company or Parent if the Merger Agreement fails to receive the requisite vote for approval by a majority of the Voting Shares held by the Public Shareholders; or (v) by Parent or the Company if the Board of Directors of the Company or the Special Committee withdraws, modifies or changes its recommendation of the Merger Agreement or the Merger in a manner adverse to Parent or Merger Sub or resolves to do any of the foregoing or the Board of Directors of the Company recommends to the shareholders of the Company any Competing Transaction or resolves to do so.

EXPENSES

     The Merger Agreement provides that all fees, costs and expenses incurred by all parties in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the Company if the Merger is consummated. If the Merger is not consummated, Parent shall pay the first $100,000 of its expenses and the Company shall pay any additional expenses incurred by Parent in connection with the Merger Agreement and the transactions contemplated thereby, provided that the Company has retained the right to negotiate directly any of Parent's expenses with the third parties that must be paid by the Company. Parent has agreed not to take any action to change the Lenders so as to increase materially the expenses payable by the Company without the prior consent of the Company.

AMENDMENTS

     The Merger Agreement may not be amended prior to the Effective Time except by action of the Company, Parent, Merger Sub and Martin set forth in a written instrument signed on behalf of each of the parties; provided that any such amendment by the Company must be approved by the Board of Directors of the Company, acting on the recommendation of the Special Committee. After approval of the Merger Agreement by the shareholders of the Company at the Special Meeting and without the further approval of such shareholders, no amendment to the Merger Agreement may be made which will change (i) the Merger Consideration or (ii) any of the other terms and conditions of the Merger Agreement if such change would adversely affect the shareholders of the Company.

                               DISSENTERS' RIGHTS

     Holders of Common Stock who do not want to accept the Merger Consideration of $14.50 per share, who do not vote in favor of (or who abstain from voting on) the Merger Agreement, and who perfect their dissenters' rights by complying with the provisions of Chapter 23 of the TBCA, will have the right to receive cash payment for the "fair value" of their Common Stock.

     Section 48-23-102 of the TBCA provides that no dissenters' rights are available with respect to the merger of a corporation whose securities are "national market system securities," which includes securities traded on the Nasdaq National Market. The Common Stock is currently traded on the Nasdaq National Market; however, pursuant to the Merger Agreement, the Company has agreed to terminate such listing effective one business day prior to the Effective Time, so that the Company's shareholders will be entitled to dissenters' rights in connection with the Merger.

     In order to be eligible to exercise the right to dissent, a shareholder must file with the Company a written objection to the Merger, stating that he intends to dissent if the Merger is effected. Such statement must be filed before the vote is taken at the Special Meeting, and it must be addressed as follows: Plasti-Line, Inc., 623 E. Emory Road, Knoxville, Tennessee 37849,
Attention: Corporate Secretary. It is not necessary for a dissenting shareholder to vote against the Merger to preserve dissenters' rights; however, such rights will be lost if the shareholder votes in favor of the Merger.

     If the Merger is approved, the Company will deliver a written notice to dissenting shareholders (a "Company Notice") no later than ten days after approval of the Merger, unless the Merger is terminated and abandoned. The Company Notice will set forth where the dissenting shareholders' payment demands must be sent and where and when stock certificates must be deposited. The Company Notice will also supply a form for dissenting shareholders to use in demanding payment. A dissenting shareholder must deliver his payment demand to the Company no later than the date set forth in the Company Notice, which may not be fewer than one nor more than two months after the written notice is delivered (the "Demand Period"). Merely abstaining from or voting against the Merger will not satisfy the two requirements that the shareholder (i) object in writing to the Merger and (ii) file a written demand for payment within the Demand Period. Failure of a shareholder to take the required action during the Demand Period binds such shareholder to the terms of the Merger and precludes exercise of dissenters' rights.

     Within the Demand Period, a dissenting shareholder must submit his stock certificates representing his shares of Common Stock to the Company in accordance with the terms of the Company Notice. As soon as practicable after the Merger is effected, or upon receipt of a dissenting shareholder's payment demand, whichever is later, the Company shall pay each dissenting shareholder the fair value of his shares, plus accrued interest.

     If a dissenting shareholder believes that the amount paid by the Company is less than the fair value of this shares or that interest due was incorrectly calculated, the dissenting shareholder must, within one month after the Company has made payment to the dissenting shareholder, demand payment of his estimate of the fair value. If a demand for payment remains unsettled, the Company must commence a suit in a court having equity jurisdiction located in Knox County, Tennessee, within two months after receiving the dissenting shareholder's payment demand. The court shall determine the dissenting shareholder's right to receive payment or the fair value of his shares or both. The costs and expenses of such proceedings shall be assessed against the Company unless the court shall find the actions of a dissenting shareholder who is party to the suit to be arbitrary, vexatious or not in good faith. If the Company fails to bring such a suit within such time, it shall pay each dissenting shareholder whose demand remains unsettled the amount demanded.

     Section 48-23-101 of the TBCA provides that the "fair value" of shares shall be determined immediately before the effectuation of the Merger, "excluding any appreciation or depreciation of shares in anticipation of such corporate action." The value so determined could be more or less than the value of the Merger consideration into which shares of the Common Stock are to be converted pursuant to the Merger. Any dissenting shareholder who perfects such holder's rights to be paid for the fair value of such holder's shares will recognize taxable gain or loss upon receipt of cash for such shares for federal income tax purposes. See "SPECIAL FACTORS -- Certain Federal Income Tax Consequences of the Merger."

     Any shareholder contemplating the exercise of dissenters' rights should carefully review Chapter 23 of the TBCA, a copy of which is included herein as Exhibit B. A shareholder who fails to comply with all requirements of such Chapter 23 will forfeit such holder's dissenters' rights and, upon consummation of the Merger, such holder's shares of Common Stock will be converted into the right to receive the Merger Consideration of $14.50 per share in cash, without interest.

     IN VIEW OF THE COMPLEXITIES OF CHAPTER 23 OF THE TBCA, THE MATERIAL PROVISIONS OF WHICH ARE BRIEFLY SUMMARIZED ABOVE, SHAREHOLDERS OF THE COMPANY WHO CONSIDER PURSUING DISSENTERS' RIGHTS ARE URGED TO CONSULT WITH LEGAL COUNSEL. THE ABOVE SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO CHAPTER 23 OF THE TBCA, INCLUDED AS EXHIBIT B TO THIS PROXY STATEMENT.

                         SOURCE OF FUNDS FOR THE MERGER

SOURCE OF FUNDS

     The total funds required to pay the Merger Consideration of $14.50 per share to all Public Shareholders, consummate the other transactions contemplated by the Merger Agreement, refinance certain of the Company's current indebtedness, fund the Surviving Corporation's working capital needs after the Merger, and pay all related fees, costs and expenses is estimated to be approximately $88 million. Approximately $10.5 million of such funds will be obtained from the Management Group as equity contributions made to Parent. The remaining $77.5 million will be obtained by means of borrowings as described below. All of such equity contributions and borrowings will become effective immediately prior to or at the Effective Time, and will not become effective if the Merger is not consummated for any reason. The terms of and the documentation for the intended borrowings have not yet been finalized and are still being negotiated. Accordingly, the description below of such borrowings is preliminary and necessarily incomplete. In any event, the final documentation for such borrowings might contain terms that are more or less restrictive than currently contemplated.

     Equity Contributions. Parent has entered into a Shareholder Agreement with each member of the Management Group pursuant to which each such person has agreed to contribute to Parent, immediately prior to the Effective Time, certain shares of Common Stock beneficially owned by such person, along with, in some instances cash and promissory notes payable to Parent. The net aggregate amount of all such contributions to be made pursuant to all such Shareholder Agreements is approximately $10.5 million, of which no more than $500,000 will be in the form of promissory notes. In exchange for such equity contributions to Parent, the Management Group will receive in the aggregate 85% of Parent's issued and outstanding common stock. More specificially, Martin will transfer to Parent shares of Common Stock having an aggregate value (based on $14.50 per share) of approximately $22.5 million, and he will receive from Parent shares of common stock representing approximately 75% of Parent's equity and approximately $13 million in cash. The other members of the Management Group will contribute a combination of Common Stock, cash and promissory notes having an aggregate value of $1 million and receive in the aggregate common stock representing approximately 10% of Parent's equity. See "SPECIAL FACTORS -- Conflicts of Interest; Certain Relationships."

     Senior Debt. Merger Sub and the Company have executed a commitment letter dated October 31, 1997 (the "KCCI Commitment") with Key Corporate Capital, Inc. ("KCCI"), pursuant to which KCCI has committed to provide funding to Parent, the Company and the Company's subsidiaries in the aggregate amount of up to $57.5 million (the "Senior Debt"), subject to certain conditions. This aggregate amount may be increased by up to $2 million if the Real Estate Loans are less than $10 million in the aggregate. See "-- Real Estate Loans" below. KCCI intends to syndicate the Senior Debt, and will act as syndication agent. At the Effective Time, the Company will be required to pay KCCI a closing fee based on the total amount of the Senior Debt. The Company has already made a nonrefundable payment of approximately half the fee, and the balance will be due at the Effective Time. If the Company or Blair provides institutions that agree to participate in the syndication, the closing fee will be reduced. In addition, the Company will reimburse KCCI for all reasonable out-of-pocket expenses incurred by KCCI in connection with the Senior Debt and, during the term of the Senior Debt, the Company will pay KCCI a monthly agent's servicing fee.

     Other material terms and conditions of the Senior Debt are as follows:

          1. Revolving Credit Facility. At the Effective Time, KCCI will make available to the Company and its subsidiaries, American Sign & Marketing, Inc. ("American Sign") and Plasti-Line Columbia, Inc. ("Columbia") (together, the "Subsidiaries"), a $29.5 million revolving credit facility that will mature 59 months after the Effective Time (the "Revolving Credit Facility"). In the event that the aggregate principal amount of the Real Estate Loans (as defined below) is less than $10 million, the amount of the Revolving Credit Facility will be increased by the lesser of $2 million or the difference between $10 million and the amount of the Real Estate Loans. The borrowing availability of the Company and each Subsidiary under the Revolving Credit Facility will generally be limited to an amount determined under a formula that takes into account the amount of such company's accounts receivable, inventories and other factors. The annual interest rate on the Revolving Credit Facility will be either (i) KCCI's prime rate, or (ii) LIBOR plus a basis point spread. This spread is subject to adjustment based upon the Company's achieving (or failing to achieve) certain financial ratios. Initially, the spread will be 225 basis points for all but $3 million of the Revolving Credit Facility. On such $3 million, which will be available only for certain acquisitions, the initial spread will be 300 basis points. The Revolving Credit Facility will be subject to a 0.5% per annum commitment fee on the average unused portion of the commitment, which percentage is subject to adjustment in certain circumstances.

          2. Operating Companies Term Loan. At the Effective Time, KCCI will loan to the Company and the Subsidiaries $20 million in the form of a term loan, maturing 7 years from the Effective Time (the "Operating Companies Term Loan"). This loan will amortize in quarterly principal payments, as indicated below, plus interest:

                                                         ANNUAL PAYMENT   QUARTERLY PAYMENT
YEAR                                                         AMOUNT            AMOUNT
----                                                     --------------   -----------------
1......................................................          None              None
2......................................................   $   500,000        $  125,000
3......................................................     2,375,000           593,750
4......................................................     3,250,000           812,500
5......................................................     4,500,000         1,125,000
6......................................................     4,500,000         1,125,000
7......................................................     4,875,000         1,218,750
                                                          -----------
          Total........................................   $20,000,000
                                                          ===========

          The annual interest rate on the Operating Companies Term Loan will be either (i) KCCI's prime rate or (ii) LIBOR plus a basis point spread. This spread is subject to adjustment based upon the Company's achieving (or failing to achieve) certain financial ratios and, initially, the spread will be 275 basis points.

          3. IRB Letter of Credit. At the Effective Time, KCCI will provide a letter of credit for the account of Columbia (the "IRB Letter of Credit") in connection with certain industrial revenue bonds that Columbia has issued to finance certain real property developments. The IRB Letter of Credit will be a direct pay standby letter of credit in the amount of $5 million plus an amount designed to cover a portion of the interest on the bonds, and it will mature 59 months from the Effective Time. There will be an annual fee paid in quarterly installments for such IRB Letter of Credit equal to 275 basis points per annum, subject to adjustment based upon the Company's achieving (or failing to achieve) certain financial ratios.

          4. Parent Term Loan. At the Effective Time, KCCI will loan to Parent $3 million in the form of a term loan, maturing 2 years from the Effective Time (the "Parent Term Loan"). This loan will amortize in quarterly principal payments of $375,000 each, plus interest. The annual interest rate on the Parent Term Loan will be either (i) KCCI's prime rate plus a basis point spread or (ii) LIBOR plus a basis point spread. These spreads are subject to adjustment based upon Parent's achieving (or failing to achieve) certain financial ratios and, initially, these spreads will be 50 basis points added to prime rate, and 275 basis points added to LIBOR.

     All of the Senior Debt will be secured by a first lien on all tangible and intangible assets of the Company and the Subsidiaries (including, without limitation, intellectual property rights and the stock of the Subsidiaries that is owned by the Company, but not including the real property that secures the Real Estate Loans). In addition, the Parent Term Loan will be secured by all tangible and intangible assets of Parent, including, without limitation, the stock of the Company that is owned by Parent.

     KCCI's commitment to fund the Senior Debt is conditioned upon, among other things, (i) consummation of the Merger no later than January 30, 1998, unless that date is extended in KCCI's discretion, (ii) the execution of documents (which will contain financial and other restrictive covenants) satisfactory to KCCI, and (iii) the contribution by the Management Group of at least $10 million to Parent.

     Real Estate Loans. The Company and American Sign have executed two commitment letters dated November 3, 1997 (the "KeyCorp Commitments") with KeyCorp Real Estate Capital Markets, Inc. ("KeyCorp"), pursuant to which KeyCorp has committed to loan to newly formed subsidiaries of the Company the aggregate sum of up to $10 million (the "Real Estate Loans") at the Effective Time, subject to certain conditions. The aggregate amount will be divided into two term loans, one in the principal amount of up to $6.5 million secured by a mortgage on the Company's real property located in Knoxville, Tennessee (the "Knoxville Property"), and one in the principal amount of up to $3.5 million secured by a mortgage on the Company's real property located in Florence, Kentucky (the "Florence Property"). The actual amount of each Real Estate Loan will be the lesser of (i) an amount such that the debt service coverage ratio at funding is a minimum of 1.25x; or (ii) 75% of the appraised value of the Knoxville Property and the Florence Property, respectively. Each Real Estate Loan will bear interest at an annual rate of 300 basis points over the 10-year U.S. Treasury rate fixed as of the Effective Time. Principal and interest will be paid in level payments sufficient to amortize each loan in 25 years, subject to a balloon payment at the end of 10 years equal to the remaining principal plus accrued interest. The Real Estate Loans may not be prepaid during the first 5 years of their terms; thereafter, they may be prepaid subject to a prepayment fee equal to the greater of 1% of the original principal amount or a yield maintenance premium which is a function of changes in the applicable U.S. Treasury rate. No prepayment fee will apply during the final three months of the term of each loan.

     The Company has paid KeyCorp nonrefundable commitment and application fees, and the Company will reimburse KeyCorp for any additional out-of-pocket fees in connection with the Real Estate Loans. The Company will also pay KeyCorp at the Effective Time an additional fee equal to 0.5% of the principal amount of the Real Estate Loans actually funded. Before funding the Real Estate Loans, the Company will form two new subsidiaries and transfer to one such subsidiary title to the Knoxville Property, and to the other such subsidiary title to the Florence Property. These subsidiaries will be the borrowers for purposes of the Real Estate Loans. Each such subsidiary will enter into a lease with the Company, pursuant to which the Company will lease the Knoxville Property and the Florence Property, respectively, for 25 years at rental rates that are 5% above market rents, as determined by an independent appraisal, with increases at least every 5 years based on the Consumer Price Index.

     Subordinated Debt. Parent and the Company have executed a commitment letter dated November 5, 1997 (the "RSTW Commitment") with RSTW Partners III, L.P. ("RSTW"), pursuant to which RSTW committed to lend $10 million to Parent (the "Subordinated Debt") in the form of a senior subordinated loan and a junior subordinated loan, subject to certain conditions. Material terms and conditions of the Subordinated Debt are described below.

          1. Senior Subordinated Loan. At the Effective Time, RSTW will lend Parent $6 million. This loan will bear interest at the rate of 12.5% per annum and will have a term of 8 years. During the first 6 years, interest only will be payable on a quarterly basis. In years 7 and 8 of the term, interest payments will continue to be due quarterly and the principal will be due in eight equal quarterly installments.

          2. Junior Subordinated Loan. At the Effective Time, RSTW will lend Parent $4 million. This loan will bear interest at the rate of 12.5% per annum and will have a term of 8 years. Interest will be payable quarterly. During the first 5 years of the term, Parent will pay accrued interest by delivering to RSTW notes payable (the "PIK Notes"), and thereafter interest will be paid in cash. The PIK Notes will be due and payable at the end of the fifth year of the term; principal payments will be due in equal quarterly installments of $500,000 each during years 7 and 8.

     For the first two years of the term, the Subordinated Debt will be secured by a subordinated lien on all properties and assets of Parent, the Company and all of the Company's subsidiaries (other than the real property that secures the Real Estate Loans), with such position being subordinate to the interests of the lenders of the Senior Debt.

     At the Effective Time, RSTW will receive shares constituting 15% of Parent's total issued and outstanding common stock. Such warrants will be exercisable at any time for a term of not less than 10 years, for a nominal exercise price. The shares will be transferable, and the holder shall have customary registration rights. In addition, the holder of the shares shall be entitled to put the shares to Parent upon the occurrence of certain specified events.

     Parent has agreed that RSTW may have two representatives attend and observe all meetings of Parent's Board of Directors and all committees thereof, until all Subordinated Debt is repaid or RSTW's equity position is liquidated, whichever occurs later. RSTW will also have the right, but not the obligation, to appoint one member of Parent's Board in lieu of one of the representatives described above. Parent will reimburse RSTW for all out-of-pocket expenses incurred by such representatives in attending such meetings. It is anticipated that Parent's Board will consist of not more than eight directors, and Parent will hold Board meetings no less often than quarterly.

     At the Effective Time, upon funding of the Subordinated Debt the Company will pay RSTW a closing fee equal to 2% of the total amount of the Subordinated Debt. The Company has also agreed to reimburse RSTW for all reasonable out-of-pocket expenses incurred by it in connection with the Subordinated Debt, and the Company has paid to RSTW a deposit against such costs. In the event that RSTW is willing to consummate the terms of the Commitment Letter but the Company or any of its related entities finances the Merger or a similar transaction with any other institution (other than the loans contemplated to be made by KCCI, as described above) within 180 days from November 5, 1997, the Company shall pay to RSTW a break-up fee of $500,000.

     RSTW's obligations under the RSTW Commitment are conditioned upon, among other things, the Management Group's having contributed at least $10 million to Parent, and Messrs. Martin and Deuschle entering into employment and noncompete agreements with the Company for terms of at least two years each.

ESTIMATED FEES AND EXPENSES

     Estimated fees, costs and expenses incurred or to be incurred by the Company, Parent and Merger Sub in connection with the Merger are approximately as follows:

Payment of Merger Consideration(l)..........................  $
Advisory fees(2)............................................
Legal fees and expenses(3)..................................
Accounting fees and expenses................................
Securities and Exchange Commission filing fee...............       11,215
Printing and mailing expenses...............................
Paying Agent fees and expenses..............................
Proxy solicitation fees and expenses........................        7,000
Miscellaneous expenses......................................
                                                              -----------
          Total.............................................  $
                                                              ===========

---------------

(1) Includes payment for all outstanding shares of Common Stock other than those that will be owned by Parent at the Effective Time, and includes payments in settlement of outstanding employee stock options in accordance with the Merger Agreement.
(2) Includes the fees and estimated expenses of J.C. Bradford and Blair.
(3) Includes the estimated fees and expenses of counsel for the Company, the Special Committee, Parent and Merger Sub.

                            BUSINESS OF THE COMPANY

GENERAL

     The Company began operations in 1944. Together with its subsidiaries, American Sign and Columbia, the Company provides a complete range of retail communication products and services to customers in the automotive, food service, petroleum, financial services and other retailing markets. The Company's expertise is the design, manufacture, installation and maintenance of exterior, interior and on-premise signage and point-of-purchase products, integrated by a systematized product management capability. The Company designs, engineers and manufactures substantially all of its products in Knoxville, Tennessee; Florence, Kentucky; Columbia, South Carolina; and Fontana, California.

PRODUCTS

     The Company's basic sign product is composed of two rigid plastic faces that are molded and decorated to reflect the customer's name and logo. These faces are mounted in a steel or aluminum frame and generally placed on a steel column to permit visibility. Typically, the signs are internally illuminated to make them visible at night. The sign faces range in size from two square feet to 245 square feet.

     The Company's products are used by its customers primarily for brand identification of their retail outlets. For high-volume customers in the automotive, retail and food service markets and, to a lesser extent for petroleum customers, the Company produces a full package of signs used to identify a particular retail location with the customer's corporate image that is known to consumers. A package may consist of many sign elements, including:
(i) road signs decorated with the customer's logo and colors and often built in a distinctive shape; (ii) high rise signs typically used for locations adjacent to interstate highways or in high traffic areas; (iii) menuboards with changeable copy areas and price mechanisms that enable the Company's fast food customers to change their menus and prices; (iv) signs typically used by petroleum customers to provide on-site advertising of the prices of various products; (v) specialty lighting products that provide accent or decorative lighting, typically at fast food restaurants and gasoline stations; and (vi) illuminated fascia signage that is mounted on buildings for decoration and identification. For high-volume customers in the financial services market, in addition to the basic signage products, the Company focuses on all aspects of the customer's communication needs, from in-store merchandising kiosks to creative ATM surround solutions.

     The Company concentrates on high-volume, standardized products, but also produces customized signage as an accommodation to its regular customers. Custom signs typically require special fabrication techniques and tend to generate low-volume production runs with longer lead times.

     The Company provides at least a one-year limited warranty on all signs for defects in materials and workmanship, with the Company being obligated to repair or replace any defective product. In addition to production, the Company offers a complete spectrum of sign services, including design, site analysis, graphic analysis, installation and maintenance. Working with the customer or a design consultant retained by the customer, the Company assists in developing designs that meet the customer's goals. Upon customer request, the Company coordinates the sign package with local ordinances and regulatory requirements, assists in determining where to place the signs for maximum visibility and assists in obtaining necessary permits and variances. In cases where the Company has a contract for the installation of a sign, the Company utilizes the services of a subcontractor in the area in which the sign is to be installed. Maintenance service, regular cleaning, inspection and replacement of lights and other parts when needed or on a predetermined schedule are also provided through local subcontractors.

     "Design Performance Group," the Company's retail design and merchandising services division, offers turnkey retail design solutions with programs that include market research, graphic and environmental design, production, and installation.

CUSTOMERS

     The Company, for internal purposes, separates its business by customers into the following groupings: automotive, food services, financial services, petroleum, merchandising design and general retail. For its automotive, financial services, retail and food services customers, the Company typically provides a full range of products and services, including most or all of those described above. For the petroleum industry, the Company typically manufactures signs to the customer's specifications and ships them for installation by the customer's own subcontractors. Customer commitments vary by market segment and specific account. Commitments range from multi-year contracts with firm prices for all products and services, to specific orders for specific quantities at firm prices. From time to time, the Company is awarded large, one-time contracts by customers who are changing their name or image. These programs can create concentrated surges in volume.

     Since 1969, the Company's principal customers have been subsidiaries of General Motors Corporation ("General Motors"). On February 25, 1997, the Company announced the execution of a new contract for the supply of internally illuminated outdoor signs for the General Motors dealership sign program, as well as the administration of the sign program for over 8,000 car dealerships in the United States. This program accounted for approximately 11% of the Company's sales in 1996. The Company furnishes all services associated with the manufacture and installation of signs and replacement parts ordered by General Motors. The contract is terminable on 30 days' notice by General Motors and is non-exclusive; however, the term of the contract extends through January 1, 2004 and the Company believes that it is currently the sole supplier for the General Motors dealership sign program. Signs are supplied for new dealerships, as replacements of signs at existing dealerships and in connection with moves to new locations. The Company provides General Motors with a 10-year limited warranty for defects in materials and workmanship, with the Company being obligated to repair or replace any defective product. General Motors accounted for approximately 22% of the Company's net sales in fiscal 1996. The loss of General Motors as a customer would have a material adverse effect on the Company if it were unable to compensate promptly for that loss by generating new business.

     In 1996, 11% of the Company's sales were to McDonald's Corporation and its franchises. The Company is not the sole supplier to this customer.

MARKETING

     Products and services are marketed on a direct basis and through sales representatives throughout the United States. The Company's principal marketing focus is on companies with many retail outlets requiring substantial numbers of signs. This type of business enables the Company to maintain economic production runs and increases the opportunity to provide a full range of services.

     Marketing opportunities are generated by the construction of new facilities, acquisition of existing locations requiring re-identification, addition of signage at existing locations, design of a new image requiring re-identification of all facilities and replacement of parts damaged by storms, vandalism and accidents.

     The Company is also investing in improving its research and development functions in an effort to develop marketing opportunities and better serve customer needs. This initiative is focused on developing a new generation of products that are distinctive, customer-focused and add to the Company's total offering of products.

PRODUCTION AND RAW MATERIALS

     Production of the Company's products is a labor intensive process. The typical sign consists of large acrylic or polycarbonate faces mounted in a metal frame and internally illuminated. The shapes of the faces are formed using vacuum or press forming after the face material has been heated. Letters or logos that are not molded into the faces are either glued or silk-screened on the faces. During the production process, signs move through the plants on an overhead monorail system. After the signs are manufactured, they are crated and shipped from the Company's facilities principally by commercial trucking companies.

     The practice of the Company is to start producing finished goods only after receipt of a firm order from a customer. However, for customers with long-term programs, the Company produces finished goods in anticipation of customer needs. Credit terms are generally net 30 days from the date of sale. Occasionally, the Company engages the services of subcontractors for special manufacturing work to assist during peak production periods.

     The Company designs and engineers its products to customer specifications. The Company's manufacturing operations include machining, welding, plastic molding and fabrication, painting, assembly and packaging. The principal raw materials and purchased components used in the Company's manufacturing process are steel shapes and sheet, aluminum shapes and sheet, electrical components (wire, sockets, ballasts and lamps) and acrylic and polycarbonate sheets. The Company does not hold any material patents or trademarks.

COMPETITION

     The Company defines its principal market as the volume production sign industry. Competition varies depending on the market segment and the size of the project. Larger projects require a more comprehensive service capability which limits the number of competitors. Smaller, less complex projects attract a larger number of competitors.

     Although no authoritative ranking of the Company's industry is published, the Company believes that in 1996 it was a leading supplier of volume production signs and related services in the United States. Most of the Company's competition is from other suppliers, rather than from other products.

     Competition for national accounts, the principal source of the Company's business, is intense. The Company believes it has adequate financial resources with which to compete. In general, the Company believes that its products, contract conditions, terms, and warranty provisions are consistent with those prevailing in the industry. The Company believes that its principal advantage is its ability to provide a complete range of products and services to customers on a competitive basis.

EMPLOYEES

     The Company had a total of 1,003 full-time employees as of December 29, 1996, of which approximately 51.8% were employed under union contract.

PRODUCT BACKLOG

     At December 29, 1996, booked product orders amounted to approximately $19.0 million as compared with approximately $18.3 million at December 31, 1995. Products are shipped by the Company against customer delivery schedules, which generally call for delivery one month after the order is placed. The Company believes that substantially all of its product backlog at December 29, 1996 will be shipped before the end of fiscal year 1997. In addition to firm product backlog, the Company has open commitments from a number of customers to supply products as required to meet their construction schedules. At the time such a customer gives the Company a release to ship signs to a particular location, the Company includes the products covered by the release in backlog and commences production or ships the items from inventory.

SEASONALITY

     The Company's sales in fiscal 1996 exhibited some limited seasonality, with sales in the first quarter being the lowest and those in the fourth quarter the highest. First quarter sales tend to be relatively lower because of weather constraints which slow down customers' construction schedules and their pattern of sign purchases. Sales normally accelerate in the second, third and fourth quarters corresponding with accelerating construction schedules.

            SELECTED HISTORICAL FINANCIAL INFORMATION OF THE COMPANY

     The following table sets forth selected historical financial information for the Company and its subsidiaries as of and for the nine months ended September 29, 1996 and September 28, 1997 and as of and for each of the prior five fiscal years in the period ended December 29, 1996. The following financial information should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION" and the Consolidated Financial Statements and related Notes included elsewhere in this Proxy Statement. The interim unaudited information for the Company and its subsidiaries for the nine months ended September 29, 1996 and September 28, 1997 reflect, in the opinion of management of the Company, all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the information provided for such interim periods. The results of operations of such interim periods are not necessarily indicative of results which may be expected for any other interim period or the for the year as a whole.

                                               FISCAL YEAR ENDED                                  NINE MONTHS ENDED
                       ------------------------------------------------------------------   -----------------------------
                       JANUARY 3,   JANUARY 2,   JANUARY 1,   DECEMBER 31,   DECEMBER 29,   SEPTEMBER 29,   SEPTEMBER 28,
                          1993         1994         1995          1995           1996           1996            1997
                       ----------   ----------   ----------   ------------   ------------   -------------   -------------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME
  DATA:
Net sales............   $83,220      $90,362      $77,309       $103,247       $130,876        $96,412         $94,361
Income (loss) before
  taxes and
  cumulative effect
  of accounting
  change.............     4,006        4,643       (5,361)(2)      2,202          4,929          3,504           4,675
Income (loss) before
  cumulative effect
  of accounting
  change.............     2,385        2,854       (4,837)         1,397          3,148          2,173           2,805
Cumulative effect of
  accounting
  change(1)..........      (648)          --           --             --             --             --              --
Net income (loss)....     1,737        2,854       (4,837)         1,397          3,148          2,173           2,805
Income (loss) per
  share before
  cumulative effect
  of accounting
  change.............       .65          .77        (1.31)           .38            .83            .57             .73
Cumulative effect of
  accounting change..      (.18)          --           --             --             --             --              --
Net income (loss) per
  share..............   $   .47      $   .77      $ (1.31)      $    .38       $    .83        $   .57         $   .73
BALANCE SHEET DATA:
Working capital......   $17,554      $18,713      $23,349       $ 33,112       $ 25,753        $28,755         $18,398
Total assets.........    53,424       49,522       51,450         77,150         67,244         69,515          70,576
Long-term debt less
  current
  maturities.........     7,960        6,536       12,004         23,575         12,220         16,218           8,791
Stockholders'
  equity.............    24,084       27,081       22,353         23,891         27,202         26,170          28,178

---------------

(1) In fiscal 1992, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.
(2) Includes $3.9 million write-off of goodwill and $2.4 million restructuring charge.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  Fiscal Year 1996 Compared to Fiscal Year 1995

     Total revenue in fiscal year 1996 increased by $27.4 million (26.4%), from $103.8 million in 1995 to $131.2 million in 1996, due to higher sales volumes across all business units. Fiscal year 1996 also included twelve months of revenue for Columbia, whereas fiscal year 1995 included only two months since Columbia was acquired in the last quarter of 1995. Contributing to the increased volume were higher sales at "Plasti-Line East," which includes the Company's Knoxville and Florence locations servicing primarily automotive and fast food customers, representing a $13.5 million increase over 1995 sales for that division. In addition, sales increased in 1996 at "Plasti-Line West," the Company's California operations, by $2.3 million, at the Design Performance Group by $2.1 million, and at Columbia by $9.5 million. Although the annual sales for 1996 were higher than for 1995, sales in just the fourth quarter of 1996 were $3.8 million lower than in the fourth quarter of 1995. The primary reason for this decline is that fourth quarter 1995 sales included $11.3 million for a major sign re-image that was completed for one of Plasti-Line East's bank customers.

     Income before taxes and interest for 1996 was $6.5 million, as compared to $3.2 million for 1995. The improvement in income was due to a $4.8 million increase in gross profit, resulting from the higher sales. Gross profit as a percentage of sales was relatively flat at 17.5% and 17.6% in 1996 and 1995, respectively. Partially offsetting the higher gross profit in 1996 was a $1.7 million increase in selling, general and administrative expenses, caused primarily by the increased volumes. Selling, general and administrative expenses as a percentage of sales improved from 15.0% in 1995 to 12.8% in 1996, partially due to the benefits of reduced costs and improved efficiency resulting from the business re-engineering completed in 1995, as well as increased sales volumes. Selling, general and administrative expenses in 1995 also included $1.5 million in costs associated with the Company's business re-engineering initiative, which was completed in the fourth quarter of 1995. Interest expense of $1.6 million in 1996 was $553,000 higher than in 1995, caused by the higher working capital needed to support the increased sales volumes.

  Fiscal Year 1995 Compared to Fiscal Year 1994

     Net sales in 1995 increased by $25.9 million (33.6%) over net sales in 1994 due to higher volumes across all business units. Contributing to the increased volume were higher sales to automotive and bank customers at Plasti-Line East (increases of $5.8 million and $7.1 million, respectively), as well as increased sales at Plasti-Line West ($4.7 million) and the Design Performance Group ($2.9 million). Also, Columbia was acquired in 1995, with net sales of $1.1 million. Sales for the fourth quarter of 1995 showed a $14.3 million (59.7%) increase over sales for the same period of 1994, due to an increase in volume at all locations. Fourth quarter sales included $11.3 million for a major sign re-image that was completed for one of Plasti-Line East's bank customers.

     Income before taxes and interest for 1995 was $3.2 million, as compared to $1.8 million in 1994 (excluding the goodwill write-off described below and the provision for restructuring charges). The improvement in income was due to a $3.6 million increase in gross profit, resulting from higher sales. Partially offsetting the higher gross profit was a $1.6 million increase in selling, general and administrative expenses, which was related to the increased volumes. Selling, general and administrative expenses in each of 1995 and 1994 included approximately $1.5 million in costs associated with the Company's business re-engineering initiative, which was completed during the fourth quarter of 1995. Also partially offsetting the favorable impact of the gross profit improvement was a one-time charge of $483,000 related to the curtailment of a defined benefit pension plan. This plan, for the benefit of the union employees of the Knoxville facility, was frozen on December 31, 1995. Future retirement benefits for this employee group will be earned in a newly established defined contribution plan. The impact of this curtailment was a one-time non-cash charge for unrecognized prior service costs that otherwise would have been expensed over future years.

     During 1994, the Company wrote-off approximately $4.98 million of goodwill attributed to the Company's acquisition of American Sign in 1986. As a result of increased competitive pressures, unsuccessful efforts to replace an aging product line and management turnover, the Company believed that such acquisition had not achieved the sales and earnings estimated at the time of the purchase. The Company believed that the projected operating results of American Sign would not support the future amortization of the remaining goodwill and accordingly wrote off the unamortized portion of such goodwill .

     Interest expense of $1.04 million in 1995 increased by $328,000 from the prior year. Higher average interest rates, increased borrowings related to the purchase of the Columbia assets, and higher working capital needs related to fourth quarter volumes, were responsible for the increase.

  Nine Months Ended September 28, 1997 Compared to Nine Months Ended September 29, 1996

     Net sales were $94.3 million for the first nine months of 1997, compared to $96.4 million for the first nine months of 1996. The principal reason for the decrease was delays in new program start-ups and re-images for automotive and retail customers, which resulted in lower sales for Plasti-Line West and with respect to automotive and food service customers throughout the Company.

     Cumulative gross profit as a percentage of sales at the end of the third quarter of 1997 was 18.2%, which was higher than the margin of 17.1% for the same period in 1996. The margin improvement is due to manufacturing cost reductions as well as a favorable sales mix.

     Selling, general and administrative expenses for the first nine months of 1997 were $12.0 million as compared to $11.7 million for the same period in 1996, an increase of 3.0%. Selling, general and administrative expenses as a percentage of sales for the first nine months of 1997 were 12.7%, as compared to 12.1% during the same period of 1996. This slight increase in expenses as a percentage of sales is primarily due to increased spending on new business development, as well as the costs of implementing the Company's manufacturing software at Columbia and Plasti-Line West.

     Operating income for the first nine months of 1997 was $5.1 million, as compared to $4.8 million during the same period in 1996, a 6.5% increase. The increase was due to improved margins.

     As a result of the improved margins and decreased interest expense (from lower working capital), the Company's pre-tax income for the first nine months of 1997 increased to $4.6 million, from $3.5 million for the first nine months of 1996, a 33.4% increase.

     Net income for the first nine months of 1997 was $2.8 million as compared to $2.2 million for the first nine months of 1996, a 29.1% increase. Net income per share was $0.73 for the first nine months of 1997, compared to $0.57 for the comparable period of the preceding year.

LIQUIDITY AND CAPITAL RESOURCES

     Excluding cash and cash equivalents of $4.3 million, the Company had operating working capital at September 28, 1997 of $14.1 million, a decrease of $11.6 million from the amount of working capital at December 31, 1996. This reduction was primarily due to decreases in net receivables and inventories and an increase in customer deposits.

     During the first nine months of 1997, the Company completed the financing of a new manufacturing facility in Columbia, through the issuance of $5.0 million of industrial revenue bonds. In July 1997, the Company requisitioned $1.259 million of these bonds to finance the facility's construction, and the balance of the bonds remains in trust.

     The Company's long-term debt includes the following:

          Revolving Credit Facility: The Company has available up to $20 million under this line of credit through June 30, 1998. The outstanding balance was approximately $8.4 million and $0 as of December 31, 1996 and September 28, 1997, respectively. The annual interest rate varies and was 8.413%
     and 6.902% as of December 31, 1996 and September 28, 1997, respectively. The loan is secured by the Company's accounts receivable and inventory.

          Knox County, Tennessee Industrial Revenue Bonds: The total outstanding principal balance as of December 31, 1996 and September 28, 1997 was approximately $4 million and $4 million, respectively. The annual interest rate on $2.15 million of this balance varies, and was 4.15% and 4.25% at December 31, 1996 and September 28, 1997, respectively. The annual interest rate on the remaining balance is 7.65%. Interest is payable quarterly, and $680,000 of principal is payable annually, with a balloon payment of $2.63 million payable on November 1, 1999. The bonds are collateralized by the Knoxville, Tennessee real property.

          Florence, Kentucky Industrial Revenue Bonds: The total outstanding principal balance as of December 31, 1996 and September 28, 1997 was approximately $584,000 and $553,000, respectively. The annual interest rate varies, and was 7.4% and 7.4% at December 31, 1996 and September 28, 1997, respectively. Principal payments of $16,250 plus accrued interest are payable quarterly through December 1, 2005. The bonds are collateralized by the Florence, Kentucky real property.

          Columbia, South Carolina Industrial Revenue Development Bonds: As discussed above, the Company obtained this financing in July 1997 for the development of a building on the Columbia, South Carolina property. The principal balance is $5 million and bears interest at an annual average coupon rate of 5.96%. Interest is payable semi-annually, and principal payments will begin in July 2000, with the final payment being due in July 2017. The bonds are secured by the Columbia, South Carolina real property.

     Cash flow provided from operations during the first nine months of 1997 was $16.2 million, resulting primarily from income from operations and working capital reductions. Investing activities in 1997 have used $2.9 million, primarily for capital expenditures. Financing activities in 1997 have used $9.0 million, primarily for payments on the Company's line of credit.

     The Company's only current plans for capital expenditures, not including the Merger and the other transactions contemplated by the Merger Agreement. relate to the acquisition of new machinery, equipment, furniture and fixtures designed to increase productivity and factory efficiency. The Company believes its cash generated from operations and the funds available to it under its existing line of credit and the industrial revenue bonds are sufficient for these operating and capital requirements.

SEASONALITY

     The Company's sales exhibit limited seasonality, with sales in the first quarter of each fiscal year generally being the lowest and fourth quarter sales the highest. First quarter sales tend to be relatively lower because of weather conditions that delay or extend customers' construction schedules and, therefore, their pattern of sign purchases. Sales have normally accelerated in the second, third and fourth quarters, corresponding with accelerating construction schedules.

                       MARKET PRICES FOR THE COMMON STOCK

     The Company's Common Stock is listed and traded on the Nasdaq National Market under the symbol "SIGN." The following table sets forth the high and low bid price per share of Common Stock, as reported by the Nasdaq National Market for the fiscal periods indicated:

PERIOD                                                         HIGH       LOW
------                                                        -------   -------
Fiscal 1995
  First Quarter.............................................  $ 7.000   $ 4.750
  Second Quarter............................................    7.500     5.500
  Third Quarter.............................................    9.125     7.000
  Fourth Quarter............................................    8.750     7.750
Fiscal 1996
  First Quarter.............................................  $ 8.750   $ 6.750
  Second Quarter............................................    9.000     8.000
  Third Quarter.............................................   10.000     7.500
  Fourth Quarter............................................   14.500     9.000
Fiscal 1997
  First Quarter.............................................  $11.500   $ 7.500
  Second Quarter............................................   11.125     8.500
  Third Quarter.............................................   13.750    10.125

     On July 29, 1997, the date before the public announcement that Parent and the Special Committee were beginning merger discussions, the high and low bid prices per share for the Common Stock were $10.625 and $10.125, respectively.

     On November 3, 1997, the date before the public announcement of the agreement in principle as to the Merger price of $14.50 per share, the high and low bid prices per share for the Common Stock were $12.00 and $11.875, respectively.

     On     , 1997, the most recent practicable date before the printing of this
Proxy Statement the high and low bid prices per share for the Common Stock were
$          and $          , respectively, and           shares of Common Stock
were issued and outstanding among           record holders.

     HOLDERS OF COMMON STOCK ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE COMMON STOCK.

                                   DIVIDENDS

     The Company has never paid regular cash dividends on the Common Stock, and the Board of Directors plans to continue this policy, retaining future earnings to support growth and expansion of the Company's business. The Company has in the past paid special one-time dividends, such as the aggregate $1.9 million cash dividend paid to shareholders in 1996, but there can be no assurance that the Company will pay any other such dividends in the future.

              CERTAIN INFORMATION CONCERNING PARENT AND MERGER SUB

PARENT

     Pursuant to the Subscription Agreements, Parent is the beneficial owner of shares of Common Stock of the Company, all of which will be transferred to Parent by the Management Group immediately prior to the Effective Time. Parent is the owner of all of the issued and outstanding capital stock of Merger Sub. As of the date of this Proxy Statement, the directors and officers of Parent are as set forth under "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY, PARENT, MERGER SUB AND THE SUR-

VIVING CORPORATION -- Information Concerning Directors and Executive Officers of Parent and Merger Sub." The directors of Parent have approved the Merger Agreement.

MERGER SUB

     Merger Sub, a wholly owned subsidiary of Parent, is a Tennessee corporation organized for the sole purpose of effectuating the Merger. As of the date of this Proxy Statement, the directors and officers of Merger Sub are as set forth under "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY, PARENT, MERGER SUB AND THE SURVIVING CORPORATION -- Information Concerning Directors and Executive Officers of Parent and Merger Sub." The directors and sole shareholder of Merger Sub have approved the Merger Agreement. Until the consummation of the Merger, it is not anticipated that Merger Sub will have any significant assets or liabilities (other than those arising under the Merger Agreement or in connection with the Merger and the transactions contemplated thereby) or engage in any activities other than those incident to its formation and capitalization and the Merger.

GENERAL

     The business address of Parent and Merger Sub is 623 E. Emory Road, Knoxville, Tennessee 37849. The telephone number of Parent and Merger Sub is
(423) 938-1511.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY,
                PARENT, MERGER SUB AND THE SURVIVING CORPORATION

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     Directors. The following table sets forth the name of each director and a description of his positions and offices with the Company, if any; a brief description of his principal occupation and business experience during at least the last five years; certain directorships presently held by him in companies other than the Company; and certain other information including his age. Unless otherwise indicated, the address of each director and executive officer of the Company is that of the Company at 623 E. Emory Road, Knoxville, Tennessee 37849. Each person listed below is a citizen of the United States.

                                                                    DIRECTOR
DIRECTOR NAME                                                 AGE    SINCE
-------------                                                 ---   --------
Howard L. Clark, Jr.........................................  53      1993
James G. Hanes, III.........................................  53      1980
James A. Haslam, III........................................  43      1991
Donald F. Johnstone.........................................  66      1995
James R. Martin.............................................  54      1980
J. Hoyle Rymer..............................................  52      1987
James F. Smith, Jr..........................................  67      1983
H. Mitchell Watson, Jr......................................  59      1994

     The following is a summary of the principal business associations of the Company's directors.

     HOWARD L. CLARK, JR. has been the Vice Chairman of Lehman Brothers, Inc. since January 1993. From January 1990 to January 1993, he was Chairman and Chief Executive Officer of Shearson Lehman Brothers Holdings, Inc. He was Executive Vice President and Chief Financial Officer of American Express Company from September 1985 to January 1990. Mr. Clark also serves as a director of Lehman Brothers, Inc., Fund American Enterprises Holdings, Inc., Maytag Corporation, and Walter Industries, Inc.

     JAMES G. HANES, III is a private investor.

     JAMES A. HASLAM, III has been the Chief Executive Officer and Chief Operating Officer of Pilot Corporation since July 1996. He has been employed in various capacities by Pilot Corporation for over 15 years. Pilot, founded in 1958 by James A. Haslam, II, is a national chain of 140 convenience stores and

"Travel Centers" located in 34 states, operated from its headquarters in Knoxville, Tennessee. Mr. Haslam also served as a director of First American National Bank of Knoxville from 1985 to January 1996. He presently serves as a director of First Tennessee National Corporation.

     DONALD F. JOHNSTONE has been the President and Chief Executive Officer of Whittle Communications L.P., a media-placed advertising and communications company since March 1994. Prior to this position, for eleven years, he was President and Chief Executive Officer of Philips Consumer Electronics Company, a manufacturer and marketer of consumer electronics products. Mr. Johnstone also served in sales and marketing capacities and as a division general manager for General Electric.

     JAMES R. MARTIN has been the Chairman of the Board and Chief Executive Officer of the Company since June 1992. He was President of the Company from 1980 to June 1992 and has been the Company's principal shareholder since 1980. He is director of First American Corporation, a bank holding company in Nashville, Tennessee.

     J. HOYLE RYMER is a director of Dorsey Trailers, Inc. Mr. Rymer is also a director of First American Bank of Cleveland, a wholly owned subsidiary of First American Corporation. Since July 1989, he has been the President of JHR Co., an investment company. For the previous five years, until his retirement in October 1988, he was President of Magic Chef, a division of Maytag Corporation.

     JAMES F. SMITH, JR. is a director of First American Corporation. In this capacity, he also serves as Chairman of the Development and Executive Committees and as a Member of the Asset Policy Committee. From 1991 through 1994, Mr. Smith served as Chairman of the Board of First American Corporation and First American National Bank. From February 1991 until November 1991, Mr. Smith also served as President and Chief Executive Officer of First American Corporation and First American National Bank. Mr. Smith also serves as a director of Pilot Corporation and Computational Systems, Inc.

     H. MITCHELL WATSON, JR. has been the President of Sigma Group of America, a consulting company, since June 1992. From 1989 to June 1992, Mr. Watson was President and Chief Executive Officer of Rolm Co., a joint venture between International Business Machines, Inc. and Siemen's AG. Mr. Watson is a retired Vice President of International Business Machines, Inc. Mr. Watson also serves as a director of Praxair Inc. and Caliber Systems, Inc.

     Executive Officers. The following sets forth the name of each executive officer of the Company other than Mr. Martin and a description of such person's positions and offices with the Company; a brief description of such person's business experience during at least the last five years; and certain other information including such person's age. Each person listed below is a citizen of the United States.

     MARK J. DEUSCHLE, age 38, has been Vice President -- Finance, Treasurer and Chief Financial Officer of the Company since April 1993 and Secretary of the Company since September 1994. From April 1989 to April 1993 he held various positions in the Company's financial operations. Before joining the Company, from 1985 to 1989 he served in various financial roles with FMC Corp., Chicago, Illinois.

     FRANCIS JOSEPH BRANG, age 57, has been Vice President -- Operations of the Company since December 1996. Before joining the Company he held various managerial positions with Philips Consumer Electronics Company, a manufacturer and marketer of consumer electronics products, most recently as General Manger of U.S. Operations.

     KATHRYN COLEMAN WOOD, age 42, has been Vice President -- Human Resources of the Company since August 1994. She was Vice President, Human Resources and Support Services for CTI, Inc., a developer and manufacturer of medical imaging equipment, from July 1988 to August 1994.

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND MERGER SUB

     Set forth below is the name of each director and executive officer of Parent and Merger Sub and, unless disclosed elsewhere in this Proxy Statement, the present principal occupation or employment of each such person and a brief description of his principal occupation and business experience during at least the last five years. Each person listed below is a citizen of the United States.

     Parent. The sole director of Parent is James R. Martin, whose background is described above at "-- Information Concerning Directors and Executive Officers of the Company." The executive officers of Parent are Martin, who serves as Chairman of the Board and President, and Mr. Deuschle, who serves as Vice President and Secretary.

     Merger Sub. The sole director of Merger Sub is Martin. The current executive officers of Merger Sub are Martin, who serves as Chairman of the Board and President, and Mr. Deuschle, who serves as Vice President and Secretary.

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF THE SURVIVING CORPORATION

     In accordance with the terms of the Merger Agreement, the directors of the Surviving Corporation will be the current directors of Merger Sub. The officers of the Company will continue to serve as officers of the Surviving Corporation.

                       SECURITY OWNERSHIP OF THE COMPANY

     The following table sets forth information as of October 31, 1997, with respect to the beneficial ownership of each person who is known by the Company to be the beneficial owner of more than 5% of the outstanding shares of the Company's Common Stock, each director, the Company's Chief Executive Officer, its other four most highly compensated executive officers whose salary and bonus for the fiscal year ended December 29, 1996, exceeded $100,000 and all of the Company's directors and executive officers as a group:

                                                                AMOUNT
                                                               OF STOCK     PERCENT OF
                                                             BENEFICIALLY     COMMON
NAME                                                           OWNED(1)      STOCK(2)
----                                                         ------------   ----------
James R. Martin (3)........................................   1,766,169(4)    47.16%
James G. Hanes, III (5)....................................     218,650(6)(7)  5.87
James F. Smith, Jr.........................................      29,532(6)       --
J. Hoyle Rymer.............................................      26,803(8)       --
Mark J. Deuschle...........................................      23,500(9)       --
James A. Haslam, III.......................................      20,528(6)       --
Kathryn Coleman Wood.......................................      14,600(10)      --
Howard L. Clark, Jr........................................      13,303(6)       --
H. Mitchell Watson, Jr.....................................       6,527(10)      --
Donald F. Johnstone........................................       5,937(11)      --
F. Joseph Brang............................................      13,383          --
All directors and executive officers as a group (11
  persons).................................................   2,138,932(12)   56.45%
SoGen International Fund, Inc./Societe Generale Asset
  Management Corp..........................................     200,000(13)    5.38%

---------------

 (1) Except as provided below, the person named has sole voting and investment power with respect to all shares shown.
 (2) Percentages less than 1% not shown.
 (3) Business address of beneficial owner: P.O. Box 9043, Knoxville, Tennessee 37950-9043.
 (4) Includes 167,086 shares held in Martin Children's Trust of which Mr. Martin, as sole trustee, has sole investment and voting power. Also includes options to purchase 25,000 shares subject to immediately exercisable stock options. Excluded from the shares indicated as being owned by Mr. Martin are 150,800 shares in which Mr. Martin disclaims beneficial ownership. Of such 150,800 shares, 113,500 shares are owned by the Martin Family Trust, 8,900 are shares owned by Julia Martin's Trust, and 8,900 are shares owned by Justin Martin's Trust, (James G. Hanes, III is trustee of each of the foregoing trusts), and 19,500 shares are owned in equal parts by Mr. Martin's children, Julia A. and Justin J. Martin. Mr. Martin does not have any voting or investment power with respect to such 150,800 shares.

 (5) Business address of beneficial owner: 480 Shepherd Street, Winston-Salem, North Carolina 27103.
 (6) Includes options to purchase 5,000 shares of Common Stock which are immediately exercisable.
 (7) Includes 113,500 shares held in Martin Family Trust, 8,900 shares held in Julia Martin's Trust and 8,900 shares held in Justin Martin's Trust over which Mr. Hanes, as sole trustee of each of the foregoing trusts, has sole investment and voting power. Also includes 36,798 shares held indirectly for Mr. Hanes' children.
 (8) Includes options to purchase 1,500 shares of Common Stock which are immediately exercisable.
 (9) Includes options to purchase 7,500 shares of Common Stock which are immediately exercisable.
(10) Includes options to purchase 4,500 shares of Common Stock which are immediately exercisable.
(11) Includes options to purchase 4,000 shares of Common Stock which are immediately exercisable.
(12) Includes options to purchase 67,000 shares of Common Stock which are immediately exercisable.
(13) SoGen International Fund, Inc. (the "Fund") beneficially owns 200,000 shares of Common Stock. Societe Generale Asset Management Corp., in its role as "Advisor" to the Fund, may be deemed to be a beneficial owner of such shares. The principal business offices of the Fund and the Advisor are located at 50 Rockefeller Plaza, New York, New York 10020. The Company has relied solely on Schedule 13G filed on by the Fund with the Commission on February 14, 1997 for the information above. The Company makes no representation as to the accuracy or completeness of the information reported regarding the Fund and the Advisor.

                  PURCHASES OF COMMON STOCK BY CERTAIN PERSONS

     The following table sets forth certain information concerning purchases of Common Stock since January 1, 1995 by the Company, its subsidiaries, Parent, and directors and executive officers of the Company:

                                          NUMBER OF         PRICE          WHERE AND HOW
NAME                          DATE     SHARES PURCHASED   PER SHARE    TRANSACTION EFFECTED
----                        --------   ----------------   ---------   -----------------------
F. Joseph Brang...........  12/17/96        5,000         $ 0.001               (1)
                            12/17/96        6,383            7.00               (1)
                              3/6/97        2,000            9.25     Nasdaq National Market
Howard L. Clark, Jr.......   4/24/95          269         $  6.50               (2)
                             8/18/95          233            7.50               (2)
                             11/4/96          454            8.25               (2)
                             11/4/96          209           8.375               (2)
                             11/4/96          222            9.00               (2)
                            10/20/97          167           12.00               (2)
                            10/20/97          178           11.25               (2)
                            10/20/97          222            9.00               (2)
                            10/20/97          182           11.00               (2)
Mark J. Deuschle..........   1/25/96        2,000         $  5.00               (3)
                            12/17/96        5,000           0.001               (1)
James G. Hanes, III.......   4/24/95          192         $  6.50               (2)
                             8/18/95          167            7.50               (2)
                             11/4/96          334            8.25               (2)
                             11/4/96          149           8.375               (2)
                             11/4/96          167            9.00               (2)
                              4/7/97        1,000            5.00               (4)
                            10/20/97          125           12.00               (2)
                            10/20/97          133           11.25               (2)
                            10/20/97          167            9.00               (2)
                            10/20/97          136           11.00               (2)

                                          NUMBER OF         PRICE          WHERE AND HOW
NAME                          DATE     SHARES PURCHASED   PER SHARE    TRANSACTION EFFECTED
----                        --------   ----------------   ---------   -----------------------
James A. Haslam, III......   4/24/95          192         $  6.50               (2)
                             8/18/95          233            7.50               (2)
                             11/4/96          455            8.25               (2)
                             11/4/96          149           8.375               (2)
                             11/4/96          222            9.00               (2)
                             2/26/97        1,000           10.25     Nasdaq National Market
                             3/20/97          500            5.00               (4)
                             4/18/97        5,000           9.750     Nasdaq National Market
                            10/20/97          125           12.00               (2)
                            10/20/97          178           11.25               (2)
                            10/20/97          167            9.00               (2)
                            10/20/97          182           11.00               (2)
Donald F. Johnstone.......   8/18/95          167         $  7.50               (2)
                             11/4/96          394            8.25               (2)
                             11/4/96          149           8.375               (2)
                             11/4/96          222            9.00               (2)
J. Hoyle Rymer............   4/24/95          269         $  6.50               (2)
                             8/18/95          233            7.50               (2)
                             11/4/96          454            8.25               (2)
                             11/4/96          209           8.375               (2)
                             11/4/96          222            9.00               (2)
                             3/25/97        2,500            5.00               (4)
                             3/25/97          500            5.50               (4)
                             3/25/97          500            8.00               (4)
                             3/25/97          500            6.50               (4)
                             3/25/97          500            8.25               (4)
                            10/20/97          167           12.00               (2)
                            10/20/97          178           11.25               (2)
                            10/20/97          222            9.00               (2)
                            10/20/97          182           11.00               (2)
James F. Smith, Jr. ......   4/24/95          308         $  6.50               (2)
                             8/18/95          433            7.50               (2)
                             11/4/96          727            8.25               (2)
                             11/4/96          388           8.375               (2)
                             11/4/96          306            9.00               (2)
                              4/7/97        1,000            5.00               (4)
                            10/20/97          188           12.00               (2)
                            10/20/97          244           11.25               (2)
                            10/20/97          250            9.00               (2)
                            10/20/97          250           11.00               (2)

                                          NUMBER OF         PRICE          WHERE AND HOW
NAME                          DATE     SHARES PURCHASED   PER SHARE    TRANSACTION EFFECTED
----                        --------   ----------------   ---------   -----------------------
H. Mitchell Watson,
  Jr. ....................   4/24/95          192         $  6.50               (2)
                             8/18/95          233            7.50               (2)
                             11/4/96          394            8.25               (2)
                             11/4/96          209           8.375               (2)
                             11/4/96          222            9.00               (2)
                             3/14/97          800            8.50     Nasdaq National Market
                             3/17/97        1,200            8.50     Nasdaq National Market
                            10/20/97          125           12.00               (2)
                            10/20/97          178           11.25               (2)
                            10/20/97          167            9.00               (2)
                            10/20/97          182           11.00               (2)
Kathryn Coleman Wood......  12/17/96        2,000         $ 0.001               (1)

---------------

(1) Acquired pursuant to restricted stock awards granted pursuant to the terms of the Incentive Program with respect to key employees.
(2) Acquired as compensation paid to directors pursuant to the 1995 Plasti-Line, Inc. Equity Compensation Plan for Non-Employee Directors.
(3) Acquired through the exercise of stock options granted pursuant to the Incentive Program with respect to key employees.
(4) Acquired through the exercise of stock options granted pursuant to the Incentive Program with respect to non-employee directors.

                         TRANSACTION OF OTHER BUSINESS

     The Board of Directors of the Company knows of no other matters which may be presented at the Special Meeting, but if other matters do properly come before the meeting, it is intended that the persons named in the proxy will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

                              INDEPENDENT AUDITORS

     The consolidated financial statements of the Company as of December 31, 1995 and December 29, 1996, and for years ended January 1, 1995, December 31, 1995 and December 29, 1996, included herein have been audited by Coopers & Lybrand L.L.P., independent auditors, as indicated in their report with respect thereto.

                             SHAREHOLDER PROPOSALS

     If the Merger is not consummated for any reason, proposals of shareholders intended to be presented at the 1998 Annual Meeting of Shareholders must be received by the Company at its principal executive offices on or prior to
            , 1998 to be eligible for inclusion in the Company's Proxy Statement and form of proxy relating to that meeting. Shareholders should mail any proposals by certified mail, return receipt requested.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Company (File No. 0-15214) pursuant to the Exchange Act are incorporated by reference in this Proxy Statement:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended December 29, 1996; and

          2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 30, 1997, and June 29, 1997.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement and prior to the date of the Special Meeting shall be deemed to be incorporated by reference into this Proxy Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document that is or is deemed to be incorporated by reference herein) modifies or supersedes such previous statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded. All information appearing in this Proxy Statement is qualified in its entirety by the information and financial statements (including the notes thereto) appearing in the documents incorporated by reference.

     THIS PROXY STATEMENT INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN CERTAIN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE TO SUCH DOCUMENTS) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT IS DELIVERED, ON WRITTEN OR ORAL REQUEST, IN THE CASE OF DOCUMENTS RELATING TO THE COMPANY, FROM PLASTI-LINE, INC., 623 E. EMORY ROAD, KNOXVILLE, TENNESSEE 37849, ATTENTION:
CORPORATE SECRETARY, TELEPHONE: (423) 938-1511. IN ORDER TO ENSURE DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETING, REQUESTS MUST BE RECEIVED BY
            , 1997.

                                          By order of the Board of Directors,

                                          MARK J. DEUSCHLE,
                                          Secretary

Knoxville, Tennessee
            , 1997

     PLEASE COMPLETE AND RETURN YOUR PROXY CARD PROMPTLY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
AUDITED FINANCIAL STATEMENTS
  Report of Independent Accountants.........................   F-2
  Consolidated Balance Sheets as of December 29, 1996 and
     December 31, 1995......................................   F-3
  Consolidated Statements of Operations for the fiscal years ended December 29, 1996,
     December 31, 1995 and January 1, 1995..................   F-4
  Consolidated Statements of Stockholders' Equity for the
     fiscal years ended December 29, 1996, December 31, 1995
     and January 1, 1995....................................   F-5
  Consolidated Statements of Cash Flows for the fiscal years ended December 29, 1996, December 31, 1995 and January
     1, 1995................................................   F-6
  Notes to Consolidated Financial Statements................   F-7
UNAUDITED FINANCIAL STATEMENTS
  Condensed Consolidated Balance Sheets as of September 28,
     1997 and December 29, 1996.............................  F-16
  Condensed Consolidated Statements of Operations for the
     three months ended
     September 28, 1997 and September 29, 1996 and for the
     nine months ended September 28, 1997 and September 29,
     1996...................................................  F-17
  Condensed Consolidated Statements of Cash Flows for the
     nine months ended
     September 28, 1997 and September 29, 1996..............  F-18
  Notes to Condensed Consolidated Financial Statements......  F-19

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Plasti-Line, Inc.

     We have audited the accompanying consolidated balance sheets of Plasti-Line, Inc. and Subsidiaries as of December 29, 1996 and December 31, 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Plasti-Line, Inc. and Subsidiaries as of December 29, 1996 and December 31, 1995 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 29, 1996 in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

Knoxville, Tennessee
February 18, 1997

                               PLASTI-LINE, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 29,   DECEMBER 31,
                                                                  1996           1995
                                                              ------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                      PAR VALUES)
                                         ASSETS
Current assets
  Cash......................................................    $    10        $    10
  Accounts receivable, net..................................     22,870         27,050
  Inventories...............................................     27,331         31,564
  Prepaid expenses..........................................        754          1,080
  Deferred income taxes.....................................      1,337          1,876
                                                                -------        -------
          Total current assets..............................     52,302         61,580
  Property and equipment, net...............................     13,260         13,854
  Goodwill..................................................      1,403          1,508
  Other assets..............................................        279            208
                                                                -------        -------
          Total assets......................................    $67,244        $77,150
                                                                =======        =======
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt.........................    $   745        $ 1,723
  Accounts payable..........................................      8,096         14,660
  Accrued liabilities.......................................      6,116          5,704
  Income taxes currently payable............................         83            708
  Customer deposits and deferred revenue....................     11,509          5,673
                                                                -------        -------
          Total current liabilities.........................     26,549         28,468
  Long-term debt............................................     12,220         23,575
  Deferred income taxes.....................................      1,196          1,123
  Deferred liabilities......................................         77             93
  Commitments and contingencies (Notes 7 and 12)
Stockholders' equity
  Preferred stock -- $.001 par value, 5,000,000 shares
     authorized, none issued and outstanding................         --             --
  Common stock -- $.001 par value, 20,000,000 shares
     authorized, issued and outstanding:
     1996: 3,803,414; 1995: 3,779,157.......................          4              4
  Additional paid-in-capital................................      2,859          2,729
  Notes receivable, common stock............................       (136)          (169)
  Retained earnings.........................................     24,475         21,327
                                                                -------        -------
          Total stockholders' equity........................     27,202         23,891
                                                                -------        -------
          Total liabilities and stockholders' equity........    $67,244        $77,150
                                                                =======        =======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                               PLASTI-LINE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                         FISCAL YEARS ENDED
                                                              ----------------------------------------
                                                              DECEMBER 29,   DECEMBER 31,   JANUARY 1,
                                                                  1996           1995          1995
                                                              ------------   ------------   ----------
                                                                       (IN THOUSANDS, EXCEPT
                                                                          PER SHARE DATA)
Revenue
  Net sales.................................................    $130,876       $103,247      $77,309
  Other income..............................................         303            571          853
                                                                --------       --------      -------
          Total revenue.....................................     131,179        103,818       78,162
Cost and expenses
  Cost of sales.............................................     107,956         85,114       63,060
  Selling, general and administrative.......................      16,701         14,979       13,349
  Interest expense, net.....................................       1,593          1,040          712
  Goodwill write-off........................................          --             --        3,986
  Provision for restructuring costs.........................          --             --        2,416
  Provision for pension curtailment.........................          --            483           --
                                                                --------       --------      -------
          Total cost and expenses...........................     126,250        101,616       83,523
                                                                --------       --------      -------
  Income (loss) before benefit (provision) for income
     taxes..................................................       4,929          2,202       (5,361)
  Benefit (provision) for income taxes......................      (1,781)          (805)         524
                                                                --------       --------      -------
          Net income (loss).................................    $  3,148       $  1,397      $(4,837)
                                                                ========       ========      =======
Net income (loss) per share.................................    $    .83       $    .38      $ (1.31)
                                                                ========       ========      =======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                               PLASTI-LINE, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                         FISCAL YEARS ENDED
                                                              ----------------------------------------
                                                              DECEMBER 29,   DECEMBER 31,   JANUARY 1,
                                                                  1996           1995          1995
                                                              ------------   ------------   ----------
                                                                           (IN THOUSANDS)
COMMON STOCK
  Balance at beginning of year..............................    $     4        $     4       $     4
  Sales of common stock to employees and directors..........         --             --            --
                                                                -------        -------       -------
          Balance at end of year............................    $     4        $     4       $     4
                                                                =======        =======       =======
ADDITIONAL PAID-IN-CAPITAL
  Balance at beginning of year..............................    $ 2,729        $ 2,571       $ 2,484
  Sale of common stock to employees and directors...........        130            158            87
     1996: 6,000 shares
     1995: 30,000 shares
     1994: 11,000 shares
                                                                -------        -------       -------
          Balance at end of year............................    $ 2,859        $ 2,729       $ 2,571
                                                                =======        =======       =======
Notes receivable, common stock
  Balance at beginning of year..............................    $  (169)       $  (152)      $  (174)
  Issuance of notes receivable, common stock................         --            (99)          (28)
  Payments of notes receivable, common stock................         33             82            50
                                                                -------        -------       -------
          Balance at end of year............................    $  (136)       $  (169)      $  (152)
                                                                =======        =======       =======
Retained earnings
  Balance at beginning of year..............................    $21,327        $19,930       $24,767
  Net income (loss).........................................      3,148          1,397        (4,837)
                                                                -------        -------       -------
          Balance at end of year............................    $24,475        $21,327       $19,930
                                                                =======        =======       =======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                               PLASTI-LINE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         FISCAL YEARS ENDED
                                                              ----------------------------------------
                                                              DECEMBER 29,   DECEMBER 31,   JANUARY 1,
                                                                  1996           1995          1995
                                                              ------------   ------------   ----------
                                                                           (IN THOUSANDS)
Cash flows from operating activities:
  Net income (loss).........................................    $  3,148       $  1,397       $(4,837)
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities
  Depreciation and amortization.............................       2,262          1,710         1,875
  Loss on disposal of fixed assets..........................          --             82           138
  Provision for losses on accounts receivable...............         332            206           121
  Deferred tax provision (benefit)..........................         612            129          (694)
  Goodwill write-off........................................          --             --         3,986
  Provision for restructuring costs.........................          --             --         2,416
  Provision for pension curtailment.........................          --            483            --
Changes in assets and liabilities, net of acquisition:
  Receivables...............................................       3,848        (10,058)       (2,497)
  Inventories...............................................       4,233         (9,959)       (2,637)
  Prepaid expenses and other assets.........................         206            161          (756)
  Accounts payable..........................................      (6,564)         7,579         1,696
  Accrued liabilities.......................................         412          1,202          (519)
  Income taxes payable......................................        (625)           754          (473)
  Deferred liabilities......................................       5,820            313          (838)
                                                                --------       --------       -------
Net cash provided by (used in) operating activities.........      13,684         (6,001)       (3,019)
                                                                --------       --------       -------
Cash flows from investing activities:
  Proceeds from sales of fixed assets.......................          --             23             1
  Proceeds from sales of investments........................          --            593           400
  Investment in marketable securities.......................          --             --          (499)
  Capital expenditures......................................      (1,514)        (2,755)       (2,460)
  Purchase of Plasti-Line Columbia, Inc. assets.............          --         (4,550)           --
                                                                --------       --------       -------
Net cash used by investing activities.......................      (1,514)        (6,689)       (2,558)
                                                                --------       --------       -------
Cash flows from financing activities:
  Net borrowings (payments) under line of credit............     (11,586)        13,295         6,213
  Repayments of long-term debt..............................        (747)          (746)         (745)
  Sale of common stock......................................         130             59            59
  Payments of notes receivable, common stock................          33             82            50
                                                                --------       --------       -------
Net cash provided by (used in) financing activities.........     (12,170)        12,690         5,577
                                                                --------       --------       -------
Net increase (decrease) in cash.............................          --             --            --
Cash, beginning of year.....................................          10             10            10
                                                                --------       --------       -------
Cash, end of year...........................................    $     10       $     10       $    10
                                                                ========       ========       =======
Supplemental disclosures of cash flow information:
  Interest paid.............................................    $  1,639       $    937       $   799
                                                                --------       --------       -------
  Income taxes paid.........................................    $  1,894       $     53       $   786
                                                                ========       ========       =======
Non-cash transactions:
  Amortization of compensation from restricted stock........    $     54       $      1       $    35
  Issuance of notes receivable -- common stock..............          --            (99)          (28)
                                                                --------       --------       -------
  Acquisition liabilities assumed...........................    $     --       $  1,630       $    --
                                                                ========       ========       =======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                               PLASTI-LINE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  DESCRIPTION OF BUSINESS

     Plasti-Line, Inc. (the "Company") is a publicly held company whose principal business is designing, marketing, producing, and installing interior and exterior brand identity and point-of-purchase marketing products and systems for retailers and manufacturers.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, American Sign & Marketing Services, Inc. ("American Sign") and Plasti-Line Columbia, Inc. ("Columbia"), formerly known as Carter-Miot, Inc. All significant intercompany accounts and transactions have been eliminated.

Fiscal Year

     The Company's fiscal year consists of four quarters of thirteen weeks ending on the last Sunday of the quarter. Each quarter's first two months consist of four weeks with the last month of the quarter consisting of five weeks.

Inventories

     Inventories are stated at lower of cost or market. Cost is determined by the last-in, first-out ("LIFO") method.

Property and Equipment

     Property and equipment are stated at cost, less accumulated depreciation. The provision for depreciation has been calculated using the straight-line method. The following represent the useful lives over which the assets are depreciated:

Buildings and improvements..................................  15 - 40 years
Machinery and equipment.....................................  3 - 7 years

     Major renewals and improvements are capitalized, while replacements, maintenance, and repairs which do not improve or extend the life of the respective assets are expensed currently. When depreciable assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is included in the earnings for the period.

Income Taxes

     Income taxes are computed in accordance with Statement Financial Accounting Standard ("SFAS") No. 109 "Accounting for Income Taxes." The statement applies an asset and liability approach that requires the recognition of deferred tax assets and liabilities using enacted rates in effect for the year in which the differences are expected to reverse.

Revenue Recognition

     The Company recognizes revenue and cost upon completion of sign installation. If the Company is not installing the signage, revenue is recognized upon shipment.

                               PLASTI-LINE, INC.

Per Share Data

     Net income (loss) per common share is computed by dividing net income
(loss) by the weighted average number of common shares and dilutive common equivalent shares outstanding during each period. For purposes of computing common stock equivalent shares outstanding, shares relating to options have been calculated using the treasury stock method for the portion of each period for which the options were outstanding and using the fair value of the Company's common stock for each of the respective periods. The weighted average number of common shares and dilutive common equivalent shares outstanding were 3,812,000, 3,714,000 and 3,695,000 for December 29, 1996, December 31, 1995 and January 1,
1995, respectively.

Preferred Stock

     The Company's authorized preferred stock may be issued from time to time in series having such designated preferences and rights, qualifications and limitations as the Board of Directors may determine.

Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Unless indicated otherwise, the book value of the Company's financial instruments approximates fair value.

3.  ACQUISITION

     On November 2, 1995, the Company purchased, through Columbia, certain operating assets of a corporation located in Columbia, South Carolina. The total purchase price was approximately $4.55 million in cash, including estimated professional fees and other acquisition-related costs. In addition, the Company has paid certain obligations totaling approximately $1.63 million This transaction has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the separately identifiable assets of Columbia, principally accounts receivable, inventory and machinery and equipment. The consideration paid exceeded the underlying fair values of the separately identifiable assets of Columbia by approximately $1.521 million. This amount has been reflected in the accompanying balance sheet as goodwill and is being amortized using the straight-line method over 15 years.

     Pro-forma unaudited results of operations for 1995 and 1994 assuming that Columbia had been acquired at the beginning of the respective periods are as follows:

                                                                 1995        1994
                                                              ----------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
Revenues....................................................    $117,225     $97,616
                                                                ========     =======
Net income (loss)...........................................    $  1,427     $(4,009)
                                                                ========     =======
Net income (loss) per share.................................    $    .39     $ (1.08)
                                                                ========     =======

     The pro-forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the above dates, nor are they necessarily indicative of future operating results.

                               PLASTI-LINE, INC.

4.  GOODWILL

     Goodwill, as of December 29, 1996, is composed of $1.403 million relating to the 1995 purchase of Columbia, net of accumulated amortization of $118,000.

     Prior to 1995, goodwill represented the excess of acquisition costs over fair market value of net assets acquired in the purchase of American Sign in 1986. In 1994, the Company determined that projected results would not support the future amortization of American Sign's remaining goodwill balance of $4 million. Accordingly, the Company wrote off the unamortized balance of goodwill in the fourth quarter of 1994.

5.  PROVISION FOR RESTRUCTURING COSTS

     The 1994 operating results include a pre-tax charge for restructuring of $2.4 million. This charge primarily consisted of a $1.7 million charge for inventory and related costs associated with a fast food restaurant drive-through order verification product ("Horizon") at the Company's American Sign subsidiary. In addition to the Horizon provision, the restructuring charge included $367,000 for a loss on abandonment of certain equipment in Knoxville, $167,000 for severance and outplacement costs related to the business re-engineering project, and $162,000 for costs relating to disposal of the Centerville facility (Note 12).

6.  SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENT DATA

                                                              DECEMBER 29,   DECEMBER 31,
                                                                  1996           1995
                                                              ------------   ------------
                                                                    (IN THOUSANDS)
ACCOUNTS RECEIVABLE, NET CONSISTS OF:
  Accounts receivable.......................................    $ 23,144       $ 27,769
  Less: allowances for doubtful accounts....................        (274)          (719)
                                                                --------       --------
  Total accounts receivable, net............................    $ 22,870       $ 27,050
                                                                ========       ========
INVENTORIES CONSIST OF:
  Raw materials.............................................    $  6,314       $  7,330
  Work-in-process...........................................       4,397          4,289
  Finished goods............................................      20,006         22,008
                                                                --------       --------
          Total inventory (FIFO)............................      30,717         33,627
LIFO reserve................................................      (3,386)        (2,063)
                                                                --------       --------
          Total inventory (LIFO)............................    $ 27,331       $ 31,564
                                                                ========       ========


PROPERTY AND EQUIPMENT CONSISTS OF:
  Land......................................................    $  1,177       $  1,177
  Buildings and improvements................................      12,690         12,492
  Machinery and equipment...................................      18,448         17,138
                                                                --------       --------
          Total property and equipment, gross...............      32,315         30,807
Less: accumulated depreciation..............................     (19,055)       (16,953)
                                                                --------       --------
          Total property and equipment, net ................    $ 13,260       $ 13,854
                                                                ========       ========

                               PLASTI-LINE, INC.

7.  LONG-TERM DEBT

     Long-term debt consists of:

                                                              DECEMBER 29,   DECEMBER 31,
                                                                  1996           1995
                                                              ------------   ------------
                                                                    (IN THOUSANDS)
KNOX COUNTY INDUSTRIAL REVENUE BONDS:
$2.15 million bearing interest at a variable rate (4.15% at
December 29, 1996 and 5.05% at December 31, 1995) and the
balance at a fixed rate of 7.65%. Interest is payable
quarterly and $680 thousand of principal payable annually
with $2.63 million payable on November 1, 1999,
collateralized by Knoxville, Tennessee real and fixed
assets......................................................    $ 3,990        $ 4,670
REVOLVING CREDIT FACILITY:
Up to the amount of $19 million expiring on June 30, 1998.
The line bears interest at a variable rate (8.413% at
December 29, 1996 and 7.935% at December 31, 1995),
collateralized by accounts receivable and inventory.........      8,391         16,000
TERM NOTE:
Up to the amount of $5 million. The line bears interest at a variable rate (7.935% at December 31, 1995), collateralized
by accounts receivable and inventory. Expired February 29,
1996........................................................         --          3,978
INDUSTRIAL REVENUE BONDS OF AMERICAN SIGN:
Interest payable quarterly, at a variable rate (7.4% at
December 29, 1996 and 7.9% at December 31, 1995). Principal
of $16.25 thousand payable quarterly through December 1,
2005, collateralized by Florence, Kentucky real property....        584            650
Less current maturities.....................................       (745)        (1,723)
                                                                -------        -------
Total long-term debt........................................    $12,220        $23,575
                                                                =======        =======

     The Revolving Credit Facility contains various covenants including restricting other borrowings, the payment of dividends, the sales of certain assets and the Company's ability to acquire other businesses without written consent. The covenants also require the Company to maintain liability to net worth, interest coverage and cash flow ratios, as well as a minimum net worth.

     Maturities of long-term debt in each of the next five years are as follows (in thousands):

1997........................................................  $   745
1998........................................................    9,136
1999........................................................    2,695
2000........................................................       65
2001........................................................       65
Thereafter..................................................      259
                                                              -------
                                                              $12,965
                                                              =======

                               PLASTI-LINE, INC.

     The following is a schedule of future minimum rental payments for certain manufacturing and data processing equipment which are required under operating leases that have initial or remaining noncancelable lease terms in excess of one year (in thousands of dollars):

1997........................................................  $  371
1998........................................................     371
1999........................................................     213
2000........................................................      73
2001........................................................       6
                                                              ------
                                                              $1,034
                                                              ======

     Operating lease rental expense was $1.088 million, $828,000 and $658,000 for 1996, 1995 and 1994, respectively.

8.  INCOME TAXES

     Components of income tax provisions (benefit) are:

                                                    DECEMBER 29,   DECEMBER 31,   JANUARY 1,
                                                        1996           1995          1995
                                                    ------------   ------------   ----------
                                                                 (IN THOUSANDS)
CURRENT TAX PROVISIONS:
  Federal.........................................     $1,011         $  608        $ 136
  State...........................................        158             68           34
                                                       ------         ------        -----
                                                        1,169            676          170
DEFERRED INCOME TAXES RELATED TO:
  Depreciation....................................         73            161          (54)
  Recognition of bad debts........................         (3)           (48)         (34)
  Horizon write-off...............................        270            369         (640)
  Financial reserves..............................        212            (86)        (129)
  Maintenance revenue recognition.................        (12)            (1)          31
  Pension liability...............................         28           (238)          --
  Other items.....................................         44            (28)         132
                                                       ------         ------        -----
          Total...................................     $1,781         $  805        $(524)
                                                       ======         ======        =====

                               PLASTI-LINE, INC.

     The significant components of the deferred tax assets and (liabilities) are:

                                                              DECEMBER 29,   DECEMBER 31,
                                                                  1996           1995
                                                              ------------   ------------
                                                                    (IN THOUSANDS)
CURRENT:
  Inventory valuation.......................................    $   389        $   479
  Workers' compensation and other financial reserves........        149            232
  Vacation reserve..........................................        196            238
  Deferred sales............................................         94            126
  Plant close reserve.......................................         64             64
  Environmental reserve.....................................         --             36
  Horizon write-off.........................................         --            271
  Other financial reserves..................................        463            420
  Pension asset (liability).................................        (18)            10
                                                                -------        -------
          Total current.....................................    $ 1,337        $ 1,876
                                                                =======        =======
LONG-TERM:
Property and equipment......................................    $(1,196)       $(1,123)
                                                                =======        =======

     The differences between the U.S. federal statutory tax rate and the Company's effective rate are:

                                                      DECEMBER 29,   DECEMBER 31,   JANUARY 1,
                                                          1996           1995          1995
                                                      ------------   ------------   ----------
                                                                   (IN THOUSANDS)
Marginal federal tax rate...........................      34.0%          34.0%        (34.0)%
State income taxes net of federal...................       3.4            2.7           (.6)
Non-deductible expenses of acquired companies.......        --             --          26.7
Other...............................................      (1.3)           (.1)         (1.9)
                                                          ----           ----         -----
Effective rate......................................      36.1%          36.6%         (9.8)%
                                                          ====           ====         =====

9.  STOCK OPTION PLANS

     The Company has a Stock Incentive Program consisting of a Key Employee Plan and a Director Plan under which options to purchase up to 550,000 shares of common stock may be granted. Under the terms of the Key Employee Plan, the Company may grant options to certain employees of the Company. The option price is equal to the published bid price of the stock on the date of the grant. The options become exercisable ratably over four years beginning one year after the date of the grant and expire in five to ten years. Also included in the Key Employee Plan are shares awarded to certain key managers. These shares are restricted for ten years from the date of the grant unless earned earlier. The shares can be earned in years three to ten if certain earnings per share measures are met. In addition, 15,000 restricted shares of stock were purchased by certain key managers in 1995. These shares, purchased at $6.60 per share, vest two years from the date of purchase. The Company has accepted notes from these individuals in payment for this stock with interest paid monthly and principal paid annually for ten years. The notes receivable for these shares are shown as a reduction of Stockholders' Equity. Compensation expense of $54,000, $1,000 and $35,000 was recognized for restricted shares awarded and purchased in 1996, 1995 and 1994 respectively.

     Under the Director Plan, the Company has granted non-qualified options to purchase shares to members of its Board of Directors. These options are priced from $5.00 to $11.00 per share, vest as soon as the director has completed two years of service, and expire ten years from the date of grant.

                               PLASTI-LINE, INC.

     Activity and price information regarding the Stock Incentive Program during the last three fiscal years is as follows:

                                                              SHARES    PRICE PER SHARE
                                                              -------   ---------------
Outstanding as of January 2, 1994...........................  160,300    $4.50 - 12.00
  Granted...................................................   39,000     5.25 -  8.00
  Exercised.................................................   (4,900)    4.50 -  5.00
  Canceled..................................................  (16,350)    4.50 - 12.00
                                                              -------    -------------
Outstanding as of January 1, 1995...........................  178,050     4.75 - 12.00
  Granted...................................................  107,500     6.50 -  8.38
  Exercised.................................................  (11,250)    5.00 -  5.75
  Canceled..................................................  (57,300)    5.00 - 12.00
                                                              -------    -------------
Outstanding as of December 31, 1995.........................  217,000     4.75 - 14.50
  Granted...................................................   52,000     8.25 - 12.00
  Exercised.................................................   (6,000)    5.00 -  8.00
  Canceled..................................................  (25,500)    5.25 - 14.50
                                                              -------    -------------
Outstanding as of December 29, 1996.........................  237,500    $4.75 - 14.50
                                                              =======    =============

     In addition, on January 1, 1995, the Company implemented the 1995 Equity Compensation Plan for Non-Employee Directors. Under this plan, 150,000 shares of common stock are available for issue. In 1996, directors of the Company earned awards of 5,621 shares of common stock which represented 50% of the value of their director fees for the year.

10.  STATEMENT 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION"

     Plasti-Line, Inc. has elected to continue following Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees (APB 25) and related Interpretations in accounting for its 1991 Stock Incentive Program (Key Employees and Directors) rather than the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized in the accompanying financial statements. Pro-forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that Statement. The Company has determined that the difference between historical results and such pro-forma information is inconsequential.

11.  EMPLOYEE BENEFIT PLANS

     The Company maintains a profit sharing plan for salaried employees. The Company is required to contribute at least three percent of current period net income. Total contributions were $100,000 in 1996, $45,000 in 1995 and $0 in 1994.

     Additionally, the Company maintains a savings plan available to all salaried and certain non-union employees. Each participant may elect to defer up to 12% of their annual compensation. The Company makes an annual contribution equal to one quarter of the participants' contributions up to a maximum Company contribution equal to 6% of the participant's compensation. The total contributions were $100,000 in 1996, $75,000 in 1995 and $79,000 in 1994.

     The Company also maintains a savings plan available to union employees at the Florence location. Each participant may elect to defer up to ten percent of their annual compensation. The Company makes quarterly contributions equal to one half of the participant's contributions up to a maximum Company contribution

                               PLASTI-LINE, INC.

equal to 6% of the participant's compensation. The total contributions were $16,000 in 1996, $15,000 in 1995 and $14,000 in 1994.

     Additionally, the Company has a non-contributory defined benefit pension plan that covers substantially all hourly employees at the Knoxville location. Benefits are based on a fixed amount for each year of service.

     In December of 1995, the Board of Directors approved an amendment to the pension plan which resulted in the freezing of all future benefits under the plan as of December 31, 1995. As a result, the Company recognized a curtailment loss of $483,000 which included $467,000 of unrecognized prior service cost and a $16,000 unrecognized transitional liability.

     The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5% as of December 29, 1996 and 7.0% at December 31, 1995. The expected long-term rate of return on assets was 7.5% at December 29, 1996 and 7.0% at December 31, 1995. Net pension cost included the following components:

                                                      DECEMBER 29,   DECEMBER 31,   JANUARY 1,
                                                          1996           1995          1995
                                                      ------------   ------------   ----------
                                                                   (IN THOUSANDS)
Service cost........................................     $  --         $    87        $  91
Interest cost.......................................       274             262          251
Actual return on plan assets........................      (604)         (1,042)           3
Net amortization and deferral.......................       257             837         (189)
                                                         -----         -------        -----
          Net pension cost..........................     $ (73)        $   144        $ 156
                                                         =====         =======        =====

     The following table sets forth the pension plan's funded status and amount recognized in the Company's balance sheet.

                                                              DECEMBER 29,   DECEMBER 31,
                                                                  1996           1995
                                                              ------------   ------------
                                                                    (IN THOUSANDS)
Actuarial present value of benefit obligations:
  Vested....................................................    $ 3,745         $3,792
  Non-vested................................................        158            221
                                                                -------         ------
Accumulated and projected...................................      3,903          4,013
Plan assets at fair value, primarily listed stocks and
  bonds.....................................................      5,029          4,593
                                                                -------         ------
Plan assets above accumulated benefit obligation............      1,126            580
Unrecognized net gain from past experience different from
  that assumed and effects of changes in assumptions........     (1,079)          (607)
                                                                -------         ------
          Total pension asset (liability)...................    $    47         $  (27)
                                                                =======         ======

     On January 1, 1996, the Company provided hourly workers at the Knoxville location with a defined contribution plan, the Knoxville Union 401(k) Plan. Under this plan the Company contributes 10 cents an hour for each hour worked up to a maximum of 2,080 hours per year. The Company contributed $90,000 to this plan in 1996.

12.  CONTINGENCIES AND OTHER LIABILITIES

     The Company has become subject to various lawsuits, claims and other legal matters in the course of conducting business. The Company, based in part upon opinions of counsel, believes the outcome of such lawsuits, claims and other legal matters will not have a material impact on the Company's future consolidated financial position, results of operations and cash flows.

                               PLASTI-LINE, INC.

     The Company is contingently liable for a $700,000 letter of credit issued pursuant to certain debt obligations. The Company also has irrevocable letters of credit in the amount of $1.566 million pursuant to the Company's self-insurance with regard to workmens' compensation. There are no outstanding balances on these letters of credit.

     Sales to one automotive customer were 22%, 19% and 16% of the Company's sales in 1996, 1995 and 1994, respectively. Sales to a fast food customer were 11% of sales in 1996. Sales to a bank customer were 11% of sales in 1995.

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's base and their dispersion across a number of different industries, principally automotive, petroleum, banking and fast foods.

     At December 31, 1995, a long-term contract with a customer that accounted for 11% of the Company's 1996 sales expired. The Company has since been awarded a new long-term contract with this customer which extends through January 1, 2004.

     In order to alleviate excess manufacturing capacity, the Company closed its Centerville, Tennessee, manufacturing facility in 1992. The December 29, 1996 and December 31, 1995, balance sheets include an accrual of $392,000 and $405,000, respectively, which reflects the remaining disposal costs of the Centerville facility.

                               PLASTI-LINE, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                              SEPTEMBER 28,   DECEMBER 29,
                                                                  1997            1996
                                                              -------------   ------------
                                                               (UNAUDITED)     (AUDITED)
                                                                 (IN THOUSANDS, EXCEPT
                                                                      PAR VALUES)
                                          ASSETS
Current assets
  Cash......................................................     $ 4,325        $    10
  Accounts receivable, net..................................      18,185         22,870
  Inventories...............................................      25,788         27,331
  Prepaid expenses..........................................         966            754
  Deferred income taxes.....................................       1,337          1,337
                                                                 -------        -------
          Total current assets..............................      50,601         52,302
  Property and equipment, net...............................      14,489         13,260
  Goodwill..................................................       1,327          1,403
  Funds held by trustee.....................................       3,724             --
  Other assets..............................................         435            279
                                                                 -------        -------
          Total assets......................................     $70,576        $67,244
                                                                 =======        =======
                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt.........................     $   745        $   745
  Accounts payable..........................................       7,721          8,096
  Accrued liabilities.......................................       6,950          6,116
  Income taxes currently payable............................         600             83
  Customer deposits and deferred revenue....................      16,187         11,509
                                                                 -------        -------
          Total current liabilities.........................      32,203         26,549
  Long-term debt, excluding current portion.................       8,791         12,220
  Deferred income taxes.....................................       1,196          1,196
  Deferred liabilities......................................         208             77
  Commitments and contingencies (Notes 7 and 12)
Stockholders' equity
  Preferred stock -- $.001 par value, 5,000,000 shares
     authorized, none issued and outstanding................          --             --
  Common stock -- $.001 par value, 20,000,000 shares
     authorized, issued and outstanding: 1996: 3,803,414;
     1995: 3,779,157........................................           4              4
  Additional paid-in-capital................................       2,922          2,859
  Notes receivable, common stock............................        (124)          (136)
  Retained earnings.........................................      25,376         24,475
                                                                 -------        -------
          Total stockholders' equity........................      28,178         27,202
                                                                 -------        -------
          Total liabilities and stockholders' equity........     $70,576        $67,244
                                                                 =======        =======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONDENSED CONSOLIDATED
                             FINANCIAL STATEMENTS.

                               PLASTI-LINE, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                    THREE MONTHS ENDED               NINE MONTHS ENDED
                                               -----------------------------   -----------------------------
                                               SEPTEMBER 28,   SEPTEMBER 29,   SEPTEMBER 28,   SEPTEMBER 29,
                                                   1997            1996            1997            1996
                                               -------------   -------------   -------------   -------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue
  Net sales..................................     $32,363         $33,960         $94,361         $96,412
  Cost of sales..............................      26,254          27,797          77,212          79,929
                                                  -------         -------         -------         -------
          Gross profit.......................       6,009           6,163          17,149          16,483
                                                  -------         -------         -------         -------
Selling, general and administrative..........       3,989           4,074          12,019          11,666
                                                  -------         -------         -------         -------
  Operating income...........................       2,020           2,089           5,130           4,817
                                                  -------         -------         -------         -------
Interest income..............................        (129)             (3)           (133)             (7)
Interest expense.............................         215             419             588           1,320
                                                  -------         -------         -------         -------
  Income before income taxes.................       1,934           1,673           4,675           3,504
                                                  -------         -------         -------         -------
Income taxes.................................         773             636           1,870           1,331
                                                  -------         -------         -------         -------
  Net income.................................     $ 1,161         $ 1,037         $ 2,805         $ 2,173
                                                  =======         =======         =======         =======
Net income per share.........................     $   .30         $   .27         $   .73         $   .57
                                                  =======         =======         =======         =======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONDENSED CONSOLIDATED
                             FINANCIAL STATEMENTS.

                               PLASTI-LINE, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                    NINE MONTHS ENDED
                                                              -----------------------------
                                                              SEPTEMBER 28,   SEPTEMBER 29,
                                                                  1997            1996
                                                              -------------   -------------
                                                                     (IN THOUSANDS)
Cash flows from operating activities:
  Net income................................................     $ 2,805         $ 2,173
Adjustments to reconcile net income to net cash provided by
  operating activities
  Depreciation and amortization.............................       1,879           1,616
  Loss on disposal of fixed assets..........................           3              --
  Provision for losses on accounts receivable...............          41             169
  Decrease in net receivables...............................       4,644           3,525
  Decrease in inventories...................................       1,543           3,088
  Decrease (increase) in prepaid expenses...................        (212)            132
  Increase in other assets..................................        (249)            (41)
  Decrease in accounts payable..............................        (375)         (4,324)
  Increase in accrued liabilities...........................         834             691
  Increase in income taxes payable..........................         517             188
  Increase in deferred liabilities..........................         131              --
  Increase in customer deposits and deferred revenue........       4,678           1,866
                                                                 -------         -------
          Net cash provided by investing activities.........      16,239           9,083
                                                                 -------         -------
Cash flows from investing activities:
  Purchases of property and equipment.......................      (2,925)           (854)
                                                                 -------         -------
          Net cash used by investing activities.............      (2,925)           (854)
                                                                 -------         -------
Cash flows from financing activities:
  Net payments on line of credit............................      (8,391)         (8,289)
  Principal payments on long-term debt......................         (39)            (46)
  Industrial revenue bonds, net of funds held by trustee....       1,259              --
  Payment of dividends......................................      (1,906)             --
  Sale of common stock......................................          65              70
  Payments of notes receivable, common stock................          13              36
                                                                 -------         -------
          Net cash used in financing activities.............      (8,999)         (8,229)
                                                                 -------         -------
Net increase in cash and cash equivalents...................       4,315              --
  Cash and cash equivalents, beginning of year..............          10              10
                                                                 -------         -------
  Cash and cash equivalents, end of period..................     $ 4,325         $    10
                                                                 =======         =======
Supplemental disclosures of cash flow information:
  Interest paid.............................................     $   429         $ 1,344
                                                                 -------         -------
  Income taxes paid.........................................     $ 1,354         $ 1,109
                                                                 =======         =======
Non-cash transactions:
  Amortization of compensation from restricted stock........     $     6         $     5
                                                                 =======         =======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONDENSED CONSOLIDATED
                             FINANCIAL STATEMENTS.

                               PLASTI-LINE, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The condensed consolidated balance sheet as of September 28, 1997, and the condensed consolidated statements of operations and cash flows for the three months and the nine months ended September 28, 1997 and September 29, 1996, respectively, have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and changes in cash flows at September 28, 1997, and for all periods presented have been made.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these consolidated condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's 1996 Annual Report to Stockholders. The results of operations for the period ended September 28, 1997, are not necessarily indicative of the operating results for the full year.

2.  PRINCIPLES OF CONSOLIDATION

     The financial statements include the accounts of the Company and its wholly owned subsidiaries, American Sign & Marketing Services, Inc., Plasti-Line Services Company, Inc. and Plasti-Line Columbia, Inc. All significant intercompany accounts and transactions have been eliminated.

3.  INVENTORIES

     Inventories consist of the following:

                                                              SEPTEMBER 28,   DECEMBER 29,
                                                                  1995            1994
                                                              -------------   ------------
                                                                     (IN THOUSANDS)
Finished goods..............................................     $20,606        $20,006
Work-in-process.............................................       3,177          4,397
Raw materials...............................................       5,391          6,314
                                                                 -------        -------
                                                                  29,174         30,717
Less: LIFO inventory reserve................................      (3,386)        (3,386)
                                                                 -------        -------
          Total net inventory...............................     $25,788        $27,331
                                                                 =======        =======

     Inventories are stated at the lower-of-cost or market. Cost is determined by the last-in, first-out method (LIFO). The Company reports interim LIFO reserves based on projected year-end calculations. Historically, these interim calculations, based on the LIFO layers which can be reasonably estimated, have not yielded material interim differences; therefore, no adjustment has been made.

4.  EARNINGS PER SHARE

     Net income per common share is based on the weighted average number of common and common equivalent shares outstanding in each period. For purposes of computing common equivalent shares outstanding, shares relating to options have been calculated using the treasury stock method for the portion of each period for which the options were outstanding and using the fair value of the Company's stock for each of the respective periods.

     The weighted average number of common and common stock equivalent shares outstanding for the three and nine month periods ended September 28, 1997 were 3,847,000 and 3,842,000, respectively.

                                                                       EXHIBIT A

  ---------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER
                                  DATED AS OF
                                NOVEMBER 3, 1997

                                     AMONG

                               PLASTI-LINE, INC.,
                               PL HOLDING CORP.,
                             PL ACQUISITION CORP.,

                                      AND

                                JAMES R. MARTIN

  ---------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made as of November 3, 1997, by and among PLASTI-LINE, INC., a Tennessee corporation (the "Company"), PL HOLDING CORP., a Tennessee corporation (the "Parent"), PL ACQUISITION CORP., a Tennessee corporation and a wholly owned subsidiary of Parent (the "Purchaser") and James R. Martin ("Martin").

     WHEREAS, the Board of Directors of each of the Company, the Parent and the Purchaser has approved, and deems its advisable and in the best interests of its respective shareholders to consummate, the acquisition of the Company by the Parent upon the terms and conditions set forth herein.

     NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties contained herein, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

     Section 1.1 Company Actions. The Company represents that the disinterested members of its Board of Directors, at a meeting duly called and held and acting, in part, on the unanimous recommendation of a Special Committee of the Board appointed on July 18, 1997 and comprised entirely of directors who are neither members of management of the Company nor affiliated with Martin, Parent or the Purchaser or any Affiliate thereof (the "Special Committee"), has
(i) unanimously determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the shareholders of the Company other than Martin, Parent or Purchaser or their affiliates (the "Public Shareholders"), (ii) unanimously approved and adopted this Agreement and the transactions contemplated hereby, including the Merger (collectively, the "Transactions"), and such approval, to the extent necessary, constitutes approval of the Transactions for purposes of Section 48-103-205 of the Combination Act, such that Section 48-103-205 of the Combination Act will not apply to the Transactions, and (iii) unanimously resolved to recommend approval and adoption of this Agreement and the Transactions by the Company's shareholders (the "Shareholders"), provided, that such recommendation may be withdrawn, modified or amended by the Board of Directors of the Company if the Board deems such withdrawal, modification or amendment necessary in light of its fiduciary obligation to the Shareholders after consultation with counsel.

     Section 1.2 The Merger. Subject to the terms and conditions of this Agreement, and in accordance with Tennessee law, at the Effective Time, the Company and the Purchaser shall consummate a merger (the "Merger") pursuant to which (a) the Purchaser shall be merged with and into the Company and the separate corporate existence of the Purchaser shall thereupon cease; (b) the Company shall be the successor or surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation") and shall continue to be governed by the laws of the State of Tennessee; and (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in this
Section 1.2. Pursuant to the Merger, (i) the Company's Amended and Restated Charter ("Charter") shall be amended in its entirety to read as the Charter of the Purchaser, in effect immediately prior to the Effective Time, except that Article FIRST thereof shall promptly be amended to read as follows: "FIRST: The name of the corporation is Plasti-Line, Inc." and, as so amended, shall be the Charter of the Surviving Corporation until thereafter amended as provided by applicable Law and such Charter; and (ii) the Bylaws of the Purchaser (the "Bylaws"), as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by applicable Law, by such Charter or by such Bylaws. The Merger shall have the effects specified in the TBCA.

     Section 1.3 Effective Time. Subject to the terms and conditions of this Agreement, the Parent, the Purchaser and the Company will cause Articles of Merger to be executed and filed on the Closing Date (or on such other date as the Parent and the Company may agree) with the Secretary of State of the State of Tennessee as provided in the TBCA. The Merger shall become effective on the date on which the Articles of Merger are duly filed with the Secretary of State of the State of Tennessee or such time as is agreed upon by the parties and specified in the Articles of Merger, and such time is hereinafter referred to as the "Effective Time."

     Section 1.4 Closing. The closing of the Merger (the "Closing") shall take place at 10:00 a.m. on a date to be specified by the parties, which shall be no later than the second Business Day after satisfaction or waiver of all of the conditions set forth in Article 6 hereof (the "Closing Date"), at the corporate offices of the Company, unless another date or place is agreed to in writing by the parties hereto.

     Section 1.5 Directors and Officers of the Surviving Corporation. The directors of the Purchaser and the officers of the Company at the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with applicable law, the Charter and the Bylaws.

                                   ARTICLE 2

                            CONVERSION OF SECURITIES

     Section 2.1 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any shares of the Company Common Stock (the "Shares") or holders of any shares of the Purchaser Common Stock:

          (a) Purchaser Common Stock. Each issued and outstanding share of the Purchaser Common Stock shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

          (b) No Effect on Parent-Owned Stock. All Shares that are owned by the Parent shall continue to remain issued and outstanding and shall not be converted into the right to receive the Merger Consideration.

          (c) Cancellation of Treasury Stock. All Shares that are owned by the Company as treasury stock immediately prior to the Effective Time shall be canceled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor.

          (d) Exchange of Shares. Each issued and outstanding Share, and all Shares subject to outstanding options that remain outstanding at the Effective Time and not theretofore canceled as provided in Section 2.4 hereof (other than Shares held by the Parent as described in Section 2.1(b), Shares to be canceled in accordance with Section 2.1(c) and any Shares which are held by shareholders exercising dissenters' rights pursuant to Chapter 23 of the TBCA ("Dissenting Shareholders")) shall be converted into the right to receive $14.50 in cash, payable to the holder thereof, without interest (the "Merger Consideration"), upon surrender of the certificate formerly representing such Share in the manner provided in
     Section 2.2. All such Shares, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such certificate in accordance with Section 2.2, without interest, or the right, if any, to receive payment from the Surviving Corporation of the "fair value" of such Shares as determined in accordance with Chapter 23 of the TBCA.

     Section 2.2 Exchange of Certificates. (a) Paying Agent. At or prior to the Effective Time, the Parent shall designate a bank reasonably acceptable to the Company to act as agent for the holders of the Shares in connection with the Merger (the "Paying Agent"), and the Parent shall, or shall cause the Surviving Corporation to, make available to the Paying Agent the funds to which holders of the Shares shall become entitled pursuant to Section 2.1(d). Such funds shall be invested by the Paying Agent as directed by the Parent or the Surviving Corporation.

     (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Paying Agent shall mail to each holder of record of a stock certificate or certificates, which immediately prior to the

Effective Time represented outstanding Shares (the "Certificates"), whose Shares were converted pursuant to Section 2.1 into the right to receive the Merger
Consideration: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such form and have such other provisions as the Parent and the Company may reasonably specify), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to promptly receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate and the Certificate so surrendered shall forthwith be canceled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Section 2.2.

     (c) Transfer Books; No Further Ownership Rights in the Shares. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of the Shares on the records of the Company. From and after the Effective Time, the holders of Certificates evidencing ownership of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged for the Merger Consideration as provided in this Article 2.

     (d) Termination of Fund; No Liability. At any time following twelve months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) which had been made available to the Paying Agent and which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) with respect to the Merger Consideration payable upon due surrender of their Certificates, without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

     (e) Lost, Stolen or Destroyed Certificates. In the event any Certificate for Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Parent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration pursuant to Section 2.2(b).

     Section 2.3 Dissenters' Rights. The Company shall notify NASDAQ National Market System that the shares will not be listed on the National Market System effective the day prior to the Effective Time, so that at the Effective Time dissenting Shareholders shall be entitled to be paid the fair value of such holder's Shares, as provided in Chapter 23 of the TBCA. The Company shall give the Parent notice thereof and the Parent shall have the right to participate in all negotiations and proceedings with respect to any such demands. Neither the Company nor the Surviving Corporation shall, except with the prior written consent of the Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. If any Dissenting Shareholder shall fail to perfect or shall have effectively withdrawn or lost the right to dissent, the Shares held by such Dissenting Shareholder shall thereupon be treated as though such Shares had been converted into the right to receive, as of the Effective Time, the Merger Consideration pursuant to Section 2.1.

     Section 2.4 Options and Other Stock Incentive Plans. At the Effective Time, each holder of a then outstanding, immediately exercisable option to purchase Company Common Stock under the Company's 1991 Stock Incentive Program shall, in settlement thereof, receive from the Company for each share of Company Common Stock subject to such option an amount (subject to any applicable withholding tax) in cash equal to the excess of the Merger Consideration over the per share exercise price of such option (such amount being hereinafter referred to as the "Option Consideration"); provided, however, that with respect to any person subject to Section 16(a) of the Exchange Act, any such amount shall be paid as soon as practicable after the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act. Upon receipt of the Option Consideration, the option shall be canceled. The surrender of an option shall be deemed a release of any and all rights the holder had or may have had in respect of such option. The Company shall take such steps as may be necessary to acquire on the Effective Date for a nominal consideration the shares of Common Stock held by certain officers of the Company pursuant to restrictive agreements and subject to vesting upon achieving sales of $200 million and profits of $20 million.

                                   ARTICLE 3

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to the Parent that

     Section 3.1 Corporate Existence and Power. The Company and each of the Company Subsidiaries is a corporation duly incorporated, validly existing and in good standing under the Laws of the state of its incorporation, and has all corporate powers and approvals required to carry on its business as now conducted.

     Section 3.2 Corporate Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions are within the Company's corporate powers and, except for any required approval by the Shareholders and the Public Shareholders in connection with the consummation of the Transactions, this Agreement will have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of the Company.

     Section 3.3 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions by the Company require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of Articles of Merger in accordance with the TBCA; (ii) compliance with applicable requirements of the Exchange Act; and (iii) filing under the HSR Act.

     Section 3.4 Non-Contravention. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions do not and will not (i) contravene or conflict with the Charter or Bylaws of the Company, or (ii) assuming compliance with the matters referred to in Section 3.3, contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to the Company or any Company Subsidiary.

     Section 3.5 Capitalization. The authorized capital stock of the Company consists of 20,000,000 authorized Shares of Company Common Stock and 5,000,000 authorized shares of Preferred Stock. As of the date hereof, (a) 3,720,092 Shares of Company Common Stock were issued and outstanding, (b) no Shares of Company Common Stock were held in the treasury of the Company, (c) 144,500 Shares of Company Common Stock were reserved for future issuance pursuant to outstanding employee stock options granted pursuant to the 1991 Stock Incentive Program ("Option Plans"), (d) no shares of Preferred Stock were issued and outstanding, and (e) no shares of Preferred Stock were held in the treasury of the Company. Since August 1, 1997, the Company has not issued or granted additional options or restricted stock under the Option Plans. All outstanding Shares of Company Common Stock are, and all Shares that may be issued pursuant to the exercise of outstanding options under the Option Plans will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable. There are no bonds, debentures, notes or other indebtedness having general voting rights (or convertible into securities having such rights) ("Voting Debt") of the Company outstanding. Except as set forth in this Section, as of the date hereof there are (i) no shares of capital stock or other voting securities of the Company authorized, issued or outstanding, (ii) no existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character, relating to the issued or unissued capital stock of the Company or any of the Company Subsidiaries, obligating the Company or any of the Company Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interest in, the Company or any of the Company Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company or any of the Company Subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment and (iii) no outstanding contractual obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any Shares, or the capital stock of the Company, or any Company Subsidiary or other Affiliate of the Company or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Company Subsidiary or any other entity other than loans to Company Subsidiaries in the ordinary course of business.

     Section 3.6 Company Subsidiaries. Other than the Company Subsidiaries, the Company does not own any equity interest in any corporation or other entity or any marketable securities where the Company's equity interest in any entity exceeds five percent of the outstanding equity of such entity on the date hereof. All of the outstanding capital stock of, or other ownership interest in, each Company Subsidiary is owned by the Company and is owned free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). There are no outstanding (i) securities of the Company or any Company Subsidiary convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Company Subsidiary, or (ii) options or other rights to acquire from the Company or any Company Subsidiary, and no other obligation of the Company or, to the knowledge of the Company, any Company Subsidiary to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any Company Subsidiary (the items in clauses (i) and (ii) being referred to collectively as the "Subsidiary Securities"). There are no outstanding obligations of the Company or, to the knowledge of the Company, any Company Subsidiary to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

     Section 3.7 Disclosure Documents. (a) Each document required to be filed by the Company with the SEC in connection with the Transactions contemplated by this Agreement (the "Company Disclosure Documents"), including, without limitation, the Proxy Statement will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act.

     (b) At the time the Proxy Statement or any amendment or supplement thereto is first mailed to Shareholders, at the time such Shareholders vote on adoption of this Agreement, and at the Effective Time, the Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. At the time of the filing of any Company Disclosure Document other than the Proxy Statement and at the time of any distribution thereof, such Company Disclosure Document will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

     (c) The representations and warranties contained in this Section 3.7 will not apply to statements or omissions included in any Company Disclosure Documents (including, without limitation, the Proxy Statement) based upon information furnished to the Company by the Parent or the Purchaser specifically for use therein.

                                   ARTICLE 4

         REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE PURCHASER

     The Parent and the Purchaser represent and warrant to the Company that:

     Section 4.1 Corporate Existence and Power. Each of the Parent and the Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Tennessee, and each has all corporate powers and all material governmental licenses, authorizations, consents and approvals required to consummate the transactions contemplated by this Agreement. Since the date of its incorporation, the Purchaser has not engaged in any material activities other than in connection with or as contemplated by this Agreement.

     Section 4.2 Capitalization. The authorized capital stock of Purchaser consists of 1,000 shares of common stock, par value $.001 per share, of which 1,000 shares are outstanding as of the Effective Time and are owned, beneficially or of record, by Parent. All of the issued and outstanding shares of capital stock of the Purchaser are validly issued, fully paid, nonassesable and free of preemptive rights and all liens.

     Section 4.3 Corporate Authorization. The execution, delivery and performance by the Parent and the Purchaser of this Agreement and the consummation by the Parent and the Purchaser of the Transactions contemplated hereby are within the corporate powers of the Parent and the Purchaser and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of the Parent and the Purchaser.

     Section 4.4 Governmental Authorization. The execution, delivery and performance by the Parent and the Purchaser of this Agreement and the consummation by the Parent and the Purchaser of the Transactions contemplated by this Agreement require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of Articles of Merger in accordance with the TBCA, (ii) compliance with any applicable requirements of the Exchange Act, and (iii) filing under the HSR Act.

     Section 4.5 Non-Contravention. The execution, delivery and performance by the Parent and the Purchaser of this Agreement and the consummation by the Parent and the Purchaser of the Transactions contemplated hereby do not and will not (i) contravene or conflict with the charter or bylaws of the Parent or the Purchaser, or (ii) assuming compliance with the matters referred to in Section 4.4, contravene or conflict with any material provision of Law or Order binding upon or applicable to the Parent or the Purchaser.

     Section 4.6 Disclosure Documents. The information with respect to the Parent and its Affiliates that the Parent furnishes to the Company for use in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading (i) in the case of the Proxy Statement at the time the Proxy Statement or any amendment or supplement thereto is first mailed to the Shareholders, at the time the Shareholders vote on adoption of this Agreement and at the Effective Time, and (ii) in the case of any Company Disclosure Document other than the Proxy Statement, at the time of the filing thereof and at the time of any distribution thereof.

     Section 4.7 Finders' and Bankers' Fees. Except for William Blair & Co., there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Parent or the Purchaser who might be entitled to any fee or commission from the Parent and/or the Purchaser in connection with the Transactions.

     Section 4.8 Financing: Solvency Matters. (a) The Parent or Purchaser (as the case may be) has engaged William Blair & Company to assist it and Company in raising funds. Blair has obtained written commitments from Key Corporate Capital Inc., KeyCorp Real Estate Capital Markets, Inc. (collectively the "Senior Lenders")and RSTW Partners III, L.P. ("Subordinated Lender"), copies of which have been provided to the Company and the Special Committee. The funds provided by such commitments are sufficient to complete the merger contemplated hereunder. Company and Parent shall use their reasonable business efforts to close the loans reflected in the written commitments. Any material change in the terms of the commitment or any new commitment must be approved by the Company and Parent, which approval will not be unreasonable withheld by either party.

     (b) Upon consummation of the Transactions, (i) the fair value of the Surviving Corporation's assets will exceed the Surviving corporation's stated liabilities and identified contingent liabilities, (ii) the Surviving Corporation will be able to pay its debts as they become absolute and become due in the usual course of business, and (iii) the capital remaining in the Surviving Corporation after consummation of the Transactions will not be unreasonably small for the business in which the Surviving corporation is engaged and is proposed to be engaged following consummation of the Transactions.

                                   ARTICLE 5

                                   COVENANTS

     Section 5.1 Interim Operations of the Company. From the date hereof until the Effective Time, the Company and the Company Subsidiaries shall conduct their business in the ordinary course consistent with past practice and (except in connection with the Merger) shall use all commercially reasonable efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. Without limiting the generality of the foregoing, from the date hereof until the Effective Time, without the prior written consent of the
Parent:

          (a) the Company will not, directly or indirectly, (i) except upon exercise of employee stock options outstanding on the date hereof, issue, sell, transfer or pledge or agree to sell, transfer or pledge any treasury stock of the Company or any capital stock of any of the Company Subsidiaries beneficially owned by it; (ii) amend its Charter or Bylaws or similar organizational documents; or (iii) split, combine or reclassify the outstanding Shares or Preferred Stock or any outstanding capital stock of any of the Company Subsidiaries;

          (b) neither the Company nor any of the Company Subsidiaries shall: (i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock, other than dividends paid by Company Subsidiaries to the Company in the ordinary course of business; (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or the Company Subsidiaries, other than Shares reserved for issuance on the date hereof pursuant to the exercise of Company Options outstanding on the date hereof;
     (iii) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any assets other than in the ordinary and usual course of business and consistent with past practice, or incur or modify any indebtedness or other liability, other than in the ordinary and usual course of business and consistent with past practice; or (iv) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock;

          (c) neither the Company nor any of the Company Subsidiaries shall: (i) grant any increase in the compensation payable or to become payable by the Company or any of the Company Subsidiaries to any of its executive officers; or (ii) adopt any new, or amend or otherwise increase, or accelerate the payment or vesting of the amounts payable or to become payable under, any existing bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan, agreement or arrangement; or (iii) enter into any employment or severance agreement with or, except in accordance with the existing written policies of the Company, grant any severance or termination pay to any officer, director or employee of the Company or any of the Company Subsidiaries;

          (d) neither the Company nor any of the Company Subsidiaries shall permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated without notice to the Parent, except in the ordinary course of business and consistent with past practice;

          (e) neither the Company nor any of the Company Subsidiaries shall enter into any contract or transaction relating to the purchase of assets other than in the ordinary course of business consistent with prior practice;

          (f) neither the Company nor any of the Company Subsidiaries shall change any of the accounting methods used by it unless required by GAAP, neither the Company nor any of the Company Subsidiaries shall make any material tax election except in the ordinary course of business consistent with past practice, change any material tax election already made, adopt any material tax accounting method except in the ordinary course of business consistent with past practice, change any material tax accounting method unless required by GAAP, enter into any closing agreement, settle any tax claim or assessment or consent to any tax claim or assessment or any waiver of the statute of limitations for any such claim or assessment;

          (g) neither the Company nor any of the Company Subsidiaries shall: (i) incur or assume any long-term debt; (ii) except in the ordinary course of business and consistent with past practice, incur or assume any short-term indebtedness; (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person; (iv) make any loans, advances or capital contributions to, or investment in, any other Person (other than to Company Subsidiaries or customary loans or advances to employees in accordance with past practice); or (v) enter into any material commitment or transaction (including, but not limited to, any borrowing, capital expenditure or purchase, sale or lease of assets);

          (h) neither the Company nor any of the Company Subsidiaries shall settle or compromise any material claim, lawsuit, liability or obligation, and neither the Company nor any of the Company Subsidiaries shall pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligation, (x) to the extent reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and the Company Subsidiaries on a consolidated basis, (y) incurred in the ordinary course of business and consistent with past practice or (z) which are legally required to be paid, discharged or satisfied;

          (i) neither the Company nor any of the Company Subsidiaries will take, or agree to commit to take, any action that would make any representation or warranty of the Company contained herein inaccurate in any respect at, or as of any time prior to, the Effective Time;

          (j) neither the Company nor any of the Company Subsidiaries will enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

     Section 5.2 Access to Information. From the date hereof until the Effective Time, the Company will give the Parent and the Purchaser, and their respective counsel, financial advisors, prospective lenders, auditors and other authorized representatives full access to the offices, properties, books and records of the Company and the Company Subsidiaries, will furnish to the Parent and the Purchaser and their respective counsel, financial advisors, prospective lenders, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and will instruct the Company's employees, counsel, financial advisors and auditors to cooperate with the Parent and the Purchaser in their investigation of the business of the Company and the Company Subsidiaries; provided that no investigation pursuant to this Section shall affect any representation or warranty given by the Company to the Parent hereunder.

     Section 5.3 Other Potential Bidders. The Company shall, directly or indirectly, furnish information and access, in each case in response to unsolicited requests therefor, received prior to or after the date of this Agreement, to the same extent permitted by Section 5.2 hereof, to any Person pursuant to appropriate confidentiality agreements, and may participate in discussions and negotiate with any such Person concerning any merger, sale of assets, sale of shares of capital stock or similar transaction involving the Company or any Company Subsidiary or division of the Company (any such transaction being referred to herein as a

"Competing Transaction"), only if the Special Committee determines, that such action is necessary in light of the fiduciary obligations of the Board of Directors to the Public Shareholders after consultation with counsel. In such event, the Company shall direct its officers and other appropriate personnel to cooperate with and be reasonably available to consult with any such Person. Except as set forth above, the Company shall not solicit, participate in or initiate discussions or negotiations with, or provide any information to, any Person (other than the Parent or the Purchaser) concerning any merger, sale of assets, sale of shares of capital stock or similar transaction involving the Company or any Company Subsidiary or division of the Company.

     Section 5.4 Notices of Certain Events. Each party shall promptly notify the other parties of:

          (a) any notice or other communication received by such party from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

          (b) any occurrence or non-occurrence of any event that would cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time;

          (c) any material failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; and

          (d) any notice or other communication from any Governmental Authority in connection with the Transactions; provided, however, that the delivery of any notice pursuant to this Section 5.4 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     Section 5.5 Voting of Shares. (a) In any vote of the Shareholders with respect to this Agreement and the Transactions, Martin, the Parent and the Purchaser shall vote or cause to be voted all of the shares of Company Common Stock beneficially owned by each such party in favor of the approval and adoption of this Agreement and the Transactions.

     (b) All Directors of the Company have agreed with the Company that they will also vote all shares in favor of the approval and adoption of this Agreement and the Transactions.

     Section 5.6 Director and Officer Liability. For six years from and after the Effective Time, the Parent will or will cause the Surviving Corporation to indemnify and hold harmless the present and former officers and directors of the Company and the Company Subsidiaries ("Indemnified Persons") in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent provided under the TBCA or under the Company's Charter and Bylaws in effect on the date hereof. For such six years from and after the Effective Time, the Parent will use all commercially reasonable efforts to provide, or to cause the Surviving Corporation to provide, officers' and directors' liability insurance in respect of acts or omissions occurring at or prior to the Effective Time covering each such Person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof, provided that if such coverage is not obtainable at an aggregate amount per annum less than or equal to two times the aggregate amount per annum the Company paid in its last full fiscal year, the Parent will purchase, or cause the Surviving Corporation to purchase, such lesser amount of coverage, on terms as similar in coverage as practicable to such coverage in effect on the date hereof, as may be obtained having an aggregate per annum cost not to exceed two times the aggregate amount per annum the Company paid in its last full fiscal year, which amount has been disclosed to the Parent. Notwithstanding any provision herein to the contrary, the covenants contained in this Section 5.6 shall survive the Effective Time and the consummation of the Transactions, are intended to benefit the Indemnified Persons, and shall be binding on all successors and assigns of the Parent and the Surviving Corporation.

     Section 5.7 Best Efforts. Subject to the terms and conditions of this Agreement, each party will use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done all things necessary, proper or advisable under applicable Laws to consummate the Transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Company shall, and shall cause the Company Subsidiaries to, assist the Parent and the Purchaser in obtaining financing necessary or desirable to complete the Transactions, including, without limitation, executing on or after the Effective Date such loan agreements, notes, guarantees, security agreements, certificates of representations and warranties and other documents, and obtaining such opinions of counsel and accountants' comfort letters, as may be reasonably requested by the Parent, the Purchaser or their prospective lenders in connection with the receipt of the financing necessary or desirable to complete the Transactions. Martin will use his best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under applicable laws to consummate the Transactions contemplated by this Agreement, provided, however, he (and the other stockholders of Parent) shall not be required to provide in the aggregate more than $10 million of equity for the Parent. Martin shall keep the Company informed of the progress in raising the necessary funds and shall obtain binding commitments from reputable lenders for the necessary funds before the Proxy Statement referred to in Section 5.11 is mailed.

     Section 5.8 Certain Filings. The Company, the Parent and the Purchaser shall cooperate with each other (a) in connection with the preparation of the Company Disclosure Documents, (b) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement, and (c) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Company Disclosure Documents and seeking timely to obtain any such actions, consents, approvals or waivers.

     Section 5.9 Public Announcements. The Parent and the Company will consult with each other before issuing any press release or making any public statement with respect to this Agreement or the Transactions and, except as may be required by applicable Law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

     Section 5.10 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or the Purchaser, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or the Purchaser, any other actions and things they may deem desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

     Section 5.11 Shareholders' Meeting. The Company shall, in accordance with applicable Law:

          (a) duly call, give notice of, convene and hold a special meeting of the Shareholders (the "Special Meeting") as soon as reasonably practicable for the purpose of considering and voting upon the approval of the Transactions and the adoption of this Agreement, and comply with all legal requirements applicable to such meeting;

          (b) in connection with such meeting, promptly prepare and file with the SEC a preliminary proxy or information statement, and a Schedule 13E-3 Transaction Statement required pursuant to Section 13(e) of the Exchange Act (the "Schedule 13E-3"), relating to the Transactions and this Agreement and use its best efforts (x) to obtain and furnish the information required to be included by the SEC in such preliminary proxy statement and Schedule 13E-3 and, after consultation with the Parent, to respond promptly to any comments made by the SEC with respect to the preliminary proxy or Schedule 13E-3 and cause a definitive proxy or information statement, including any amendment or supplement thereto (the "Proxy Statement") to be mailed to the Shareholders, provided that no amendment or supplement to the Proxy Statement will be made by the Company without consultation with the Parent and its counsel, and (y) to obtain the necessary approvals of the Transactions and this Agreement by the Shareholders; and

          (c) include in the Proxy Statement the recommendation of the Board that the Shareholders vote in favor of the approval of the Transactions and the adoption of this Agreement.

                                   ARTICLE 6

                            CONDITIONS TO THE MERGER

     Section 6.1 Conditions to the Obligations of Each Party. The obligations of the Company, the Parent and the Purchaser to consummate the Transactions are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, by each of the parties intended to benefit therefrom, to the extent permitted by applicable
Law:

          (a) this Agreement and the Transactions shall have been approved and adopted by a majority of all Shares of the Company Common Stock entitled to vote thereon, in accordance with Section 48-21-104 of the TBCA; and by a majority of the shares of Company Common Stock entitled to vote thereon held by the Public Shareholders.

          (b) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions;

          (c) all actions by or in respect of or filings with any Governmental Authority required to permit the consummation of the Transactions shall have been obtained, other than the filing of the requisite Articles of Merger with the Secretary of State of Tennessee;

          (d) at the time of mailing of the Proxy Statement, at the time of the Special Meeting, and at the Effective Time, J. C. Bradford & Co. shall have reaffirmed in writing the fairness opinion previously prepared and delivered by it to the Special Committee and shall not have withdrawn such opinion; and

     Section 6.2 Additional Conditions to the Obligations of the Parent and the Purchaser. The obligations of the Parent and the Purchaser to consummate the Merger are also subject to the satisfaction at or prior to the Effective Time of the following further conditions, any or all of which may be waived, in whole or in part, by each of the parties intended to benefit therefrom, to the extent permitted by applicable Law:

          (a) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, the representations and warranties of the Company contained in this Agreement and in any certificate delivered by the Company pursuant hereto shall be true and correct in all respects, except where the breach or inaccuracy thereof would not, individually or in the aggregate, have a Material Adverse Effect, at and as of the Effective Time as if made at and as of such time, except that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date, and the Parent shall have received a certificate signed by the principal financial officer of the Company to the foregoing effect;

          (b) no Material Adverse Effect shall have occurred;

          (c) the Parent shall have received or be satisfied that it will receive all consents and approvals contemplated by Section 3.3 and any other consents of third parties necessary in connection with the consummation of the Merger if the failure to obtain any such consent would have a Material Adverse Effect;

          (d) the Parent and the Purchaser shall have obtained equity and debt funds necessary to finance the Transactions, either through direct obligations or through obligations entered into by the Company; and

          (e) the Parent shall have received all documents it may reasonably request relating to the existence of the Company and the authority of the Company to enter into this Agreement, all in form and substance reasonably satisfactory to the Parent.

     Section 6.3 Additional Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are also subject to the satisfaction at or prior to the Effective Time of the following further conditions, any or all of which may be waived, in whole or in part, by the Company to the extent permitted by applicable Law:

          (a) the Parent and the Purchaser shall have performed in all material respects all of their respective obligations hereunder required to be performed by them at or prior to the Effective Time, the representations and warranties of the Parent and the Purchaser contained in this Agreement and in any certificate delivered by the Parent or the Purchaser pursuant hereto shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such time, except that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date, and the Company shall have received a certificate signed by the President or any Vice President of each of the Parent and the Purchaser to the foregoing effect;

          (b) the Company shall have received all documents it may reasonably request relating to the existence of the Parent or the Purchaser and the authority of the Parent or the Purchaser to enter into this Agreement, all in form and substance reasonably satisfactory to the Company.

                                   ARTICLE 7

                                  TERMINATION

     Section 7.1 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the Shareholders):

          (a) by mutual written consent of the Company (such determination to be made on behalf of the Company by the Special Committee in its sole discretion) and the Parent;

          (b) by either the Parent or the Company (such determination to be made on behalf of the Company by the Special Committee in its sole discretion), if the Merger has not been consummated by January 30, 1998; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

          (c) by either the Parent or the Company (such determination to be made on behalf of the Company by the Special Committee in its sole discretion), if there shall be any Law that makes consummation of the Transactions illegal or otherwise prohibited or if any Order enjoining the Parent or the Company from consummating the Transactions is entered and such Order shall become final and nonappealable;

          (d) by either the Parent or the Company if this Agreement and the Transactions shall fail to be approved and adopted by the required vote of the Shareholders and the Public Shareholders of the Company at the Special Meeting called for such purpose, as set forth in Section 6.1(a) above;

          (e) by either the Parent or the Company (such determination to be made on behalf of the Company by the Special Committee in its sole discretion), if, consistent with the terms of this Agreement, the Board of Directors of the Company withdraws, modifies or changes its recommendation of this Agreement or the Transactions in a manner adverse to the Parent or the Purchaser or shall have resolved to do any of the foregoing or the Board of Directors of the Company shall have recommended to the Shareholders of the Company any Competing Transaction or resolved to do so.

     Section 7.2 Effect of Termination. If this Agreement is terminated pursuant to Section 7.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto, except that the agreements contained in Section 8.6 shall survive the termination hereof; provided, however, that, except as specifically provided herein, nothing herein shall relieve any party hereto of liability for any breach of this Agreement.

                                   ARTICLE 8

                                 MISCELLANEOUS

     Section 8.1 Definitions. As used herein, the following terms have the following respective meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

     "Affiliate" means, with respect to a Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such given Person.

     "Agreement" means this Agreement and Plan of Merger, as the same may be supplemented, modified or amended from time to time.

     "Combination Act" means the Tennessee Business Combination Act, as amended.

     "Company Common Stock" means the common stock, $.001 par value per share, of the Company.

     "Company Subsidiaries" means American Sign & Marketing Services, Inc. and Plasti-Line Columbia, Inc.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     "Expenses" means all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants and commitment fees and other financing fees and expenses) incurred by the Parent, the Purchaser or the Company or on behalf of any such party in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement and Schedule 13E-3, the solicitation of the shareholder approvals and all other matters related to the consummation of the transactions contemplated hereby.

     "GAAP" means United States generally accepted accounting principles consistently applied.

     "Governmental Authority" means any federal, state, county, local, foreign or other governmental or public agency, instrumentality, commission, authority, board or body, and any court, arbitrator, mediator or tribunal.

     "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and all regulations promulgated thereunder.

     "Law" means any code, law, ordinance, regulation, rule or statute of any Governmental Authority.

     "Lien" means any security interest, lien, mortgage, deed to secure debt, deed of trust, pledge, charge, conditional sale or other title retention agreement, or other encumbrance of any kind.

     "Material Adverse Effect" means any matter that would reasonably be expected to affect materially and adversely the business, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries considered as a whole.

     "Order" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or other Governmental Authority.

     "Person" means an individual, a corporation, a partnership, an association, a trust, a limited liability company or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

     "Preferred Stock" means the preferred stock, $.001 par value per share, of the Company.

     "Purchaser Common Stock" means the common stock, $.001 par value per share, of the Purchaser.

     "SEC" means the Securities and Exchange Commission.

     "Surviving Corporation" means the Company as the surviving corporation resulting from the Merger.

     "TBCA" means the Tennessee Business Corporation Act, as amended.

     The following terms are defined in the following Sections of this
Agreement:

              TERM                     SECTION
--------------------------------  -----------------
"Bylaws"                          1.2
"Certificates"                    2.2(b)
"Charter"                         1.2
"Closing"                         1.4
"Closing Date"                    1.4
"Company"                         Opening Paragraph
"Company Disclosure Documents"    3.9(a)
"Company 10-K"                    3.7
"Company 10-Qs"                   3.8
"Competing Transaction"           5.3
"Dissenting Shareholders"         2.1(d)
"Effective Time"                  1.3
"Merger"                          1.2
"Merger Consideration"            2.1(d)
"Parent"                          Opening Paragraph
"Paying Agent"                    2.2(a)
"Proxy Statement"                 1.6(b)
"Purchaser"                       Opening Paragraph
"Schedule 13E-3"                  1.6(b)
"Share"                           2.1
"Shareholders"                    1.1
"Special Committee"               1.1
"Special Meeting"                 1.6(a)
"Subsidiary Securities"           3.6
"Surviving Corporation"           1.2
"Transactions"                    1.1
"Voting Debt"                     3.5

     Section 8.2 Notices. Unless otherwise specifically provided herein, any notice, demand, request or other communication herein requested or permitted to be given shall be in writing and may be personally served, sent by overnight courier service, or sent by telecopy with a confirming copy sent by United States first-class mail, each with any postage or delivery charge prepaid. For the purposes hereof, the addresses of the parties hereto (until notice of a change thereof is delivered as provided in this Section) shall be as follows:

If to the Company:           Plasti-Line, Inc.
                             c/o James F. Smith, Jr.
                             5508 Heathrow Drive
                             Knoxville, Tennessee 37919
                             Telephone: (423) 588-2878
                             Telecopy: (423) 584-4971

With a copy (which shall
not constitute notice) to:   Bass, Berry & Sims, L.L.P.
                             2700 First American Center
                             Nashville Tennessee 37238-2700
                             Attn: Bob F. Thompson
                             Telephone: (615) 742-6200
                             Telecopy: (615) 742-6293

If to the Parent or the
Purchaser:                   PL Acquisition Corp.
                             P.O. Box 59043
                             Knoxville, Tennessee 37950-9043
                             Attn: James Martin
                             Telephone: (423) 947-8464
                             Telecopy: (423) 947-8565

With a copy (which shall
not constitute notice) to:   Alston & Bird LLP
                             1201 West Peachtree Street
                             Atlanta, Georgia 30309
                             Attn: B. Harvey Hill, Jr.
                             Telephone: (404) 881-7446
                             Telecopy: (404) 881-777

     Any notice provided hereunder shall be deemed to have been given on the date delivered in person, or on the next business day after deposit with an overnight courier service, or on the date received by telecopy transmissions.

     Section 8.3 Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate delivered pursuant hereto shall not survive the Effective Time or the termination of this Agreement. Nothing in this Section 8.3 shall relieve any party for any breach of any representation, warranty or agreement in this Agreement occurring prior to termination, except that the Agreements in Article 2 and Section 5.6 hereof and this Section 8.3 shall survive the Effective Time indefinitely and those set forth in Section 8.6 hereof shall survive termination indefinitely.

     Section 8.4 Enforcement of Agreement. Until the Effective Time, the Special Committee shall continue in existence and shall have the right to cause the Company to take any action necessary to enforce the rights of the Company and the obligations of Martin, the Parent and the Purchaser under this Agreement.

     Section 8.5 Amendments; No Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed by all parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that any such amendment and any such waiver by the Company shall have been approved by the Board of Directors of the Company, acting on the recommendation of the Special Committee; and provided, further, that after the adoption of this Agreement by the Shareholders and the Public Shareholders, no such amendment or waiver shall, without the further approval of such Shareholders and such Public Shareholders, alter or change (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company or (ii) any of the terms or conditions of this Agreement if such alteration or change would adversely affect the holders of any shares of capital stock of the Company.

     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

     Section 8.6 Expenses. All reasonable Expenses incurred by all parties in connection with this Agreement and the consummation of the Transactions shall be paid by the Company if the transaction is consummated. If the transaction is not consummated, Parent shall pay its expenses related to the transaction of up to $100,000 and the Company shall pay all other expenses, provided that Company shall retain its rights, if any, under Section 7.2. Parent will not take any action to change the Senior Lenders or Subordinated Lender so as to materially increase the expenses payable by the Company without the prior consent of the Company. The Company retains the right to negotiate directly any of the expenses with the third parties that must be paid by the Company pursuant to this Section 8.6.

     Section 8.7 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto except that the Parent may transfer or assign, in whole or from time to time in part, to one or more of its Affiliates, its rights under this Agreement, but any such transfer or assignment will not relieve the Parent of its obligations under this Agreement or prejudice the rights of shareholders to receive the Merger Consideration for Shares properly surrendered in accordance with Section 2.2. This Agreement shall not be construed so as to confer any right or benefit upon any Person other than the parties to this Agreement, and their respective successors and assigns.

     Section 8.8 Governing Law. Regardless of the place or places where this Agreement may be executed, delivered or consummated, this Agreement shall be governed by and construed in accordance with the Laws of the State of Tennessee, without regard to any applicable conflicts of Laws.

     Section 8.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     Section 8.10 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

     Section 8.11 Interpretations. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the draftsman. The parties acknowledge and agree that this Agreement has been reviewed, negotiated and accepted by all parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all parties hereto.

     Section 8.12 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf as of the day and year first above written.

                                                   PLASTI-LINE, INC.
Attest:
                                                   By: /s/ JAMES F. SMITH, JR.
       /s/ MARK J. DEUSCHLE                           -----------------------------------------
--------------------------------------------          James F. Smith, Jr.
Mark J. Deuschle, Secretary                           Chairman of the Special Committee
                                                      of the Board of Directors

                                                   PL HOLDING CORP.
Attest:
                                                   By: /s/ JAMES R. MARTIN
      /s/ MARK J. DEUSCHLE,                           -----------------------------------------
--------------------------------------------          James R. Martin
Mark J. Deuschle, Secretary                           Chairman of the Board
                                                      and President

                                                                       EXHIBIT B

              CHAPTER 23 OF THE TENNESSEE BUSINESS CORPORATION ACT
                      RELATING TO DISSENTING SHAREHOLDERS

                             TITLE 48, CHAPTER 23.
                               DISSENTERS' RIGHTS

PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

48-23-101.  DEFINITIONS

     As used in this chapter, unless the context otherwise requires:

          (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder;

          (2) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer;

          (3) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 48-23-102 and who exercises that right when and in the manner required by part 2 of this chapter;

          (4) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action;

          (5) "Interest" means interest from the effective date of the corporate action that gave rise to the shareholder's right to dissent until the date of payment, at the average auction rate paid on United States treasury bills with a maturity of six (6) months (or the closest maturity thereto) as of the auction date for such treasury bills closest to such effective date;

          (6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation; and

          (7) "Shareholder" means the record shareholder or the beneficial shareholder.

48-23-102.  RIGHT TO DISSENT

     (a) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If shareholder approval is required for the merger by Section 48-21-104 or the charter and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Section 48-21-105;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

          (4) An amendment of the charter that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share, if the fractional share is to be acquired for cash under Section 48-16-104; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the charter, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for the shareholder's shares under this chapter may not challenge the corporate action creating the shareholder's entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding the provisions of subsection (a), no shareholder may dissent as to any shares of a security which, as of the date of the effectuation of the transaction which would otherwise give rise to dissenters' rights, is listed on an exchange registered under Section 6 of the Securities Exchange Act of 1934, as amended, or is a "national market system security," as defined in rules promulgated pursuant to the Securities Exchange Act of 1934, as amended.

48-23-103.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the record shareholder's name only if the record shareholder dissents with respect to all shares beneficially owned by any one
(1) person and notifies the corporation in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the partial dissenter dissents and the partial dissenter's other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares of any one (1) or more classes held on the beneficial shareholder's behalf only if the beneficial shareholder:

          (1) Submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) Does so with respect to all shares of the same class of which the person is the beneficial shareholder or over which the person has power to direct the vote.

PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

48-23-201.  NOTICE OF DISSENTERS' RIGHTS

     (a) If proposed corporate action creating dissenters' rights under Section 48-23-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (b) If corporate action creating dissenters' rights under Section 48-23-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 48-23-203.

     (c) A corporation's failure to give notice pursuant to this section will not invalidate the corporate action.

48-23-202.  NOTICE OF INTENT TO DEMAND PAYMENT

     (a) If proposed corporate action creating dissenters' rights under Section 48-23-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights must:

          (1) Deliver to the corporation, before the vote is taken, written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effectuated; and

          (2) Not vote the shareholder's shares in favor of the proposed action. No such written notice of intent to demand payment is required of any shareholder to whom the corporation failed to provide the notice required by Section 48-23-201.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for the shareholder's shares under this chapter.

48-23-203.  DISSENTERS' NOTICE

     (a) If proposed corporate action creating dissenters' rights under Section 48-23-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 48-23-202.

     (b) The dissenters' notice must be sent no later than ten (10) days after the corporate action was authorized by the shareholders or effectuated, whichever is the first to occur, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person asserting dissenters' rights acquired beneficial ownership of the shares before that date;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than one (1) nor more than two (2) months after the date the subsection (a) notice is delivered; and

          (5) Be accompanied by a copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to
     Section 48-23-201.

48-23-204.  DUTY TO DEMAND PAYMENT

     (a) A shareholder sent a dissenters' notice described in Section 48-23-203 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to Section 48-23-203(b)(3), and deposit the shareholder's certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits the shareholder's share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the effectuation of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for the shareholder's shares under this chapter.

     (d) A demand for payment filed by a shareholder may not be withdrawn unless the corporation with which it was filed, or the surviving corporation, consents thereto.

48-23-205.  SHARE RESTRICTIONS

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effectuated or the restrictions released under Section 48-23-207.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the effectuation of the proposed corporate action.

48-23-206.  PAYMENT

     (a) Except as provided in Section 48-23-208, as soon as the proposed corporate action is effectuated, or upon receipt of a payment demand, whichever is later, the corporation shall pay each dissenter who complied with Section 48-23-204 the amount the corporation estimates to be the fair value of each dissenter's shares, plus accrued interest.

     (b) The payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under
     Section 48-23-209; and

          (5) A copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to Section 48-23-201 or
     Section 48-23-203.

48-23-207.  FAILURE TO TAKE ACTION

     (a) If the corporation does not effectuate the proposed action that gave rise to the dissenters' rights within two (2) months after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation effectuates the proposed action, it must send a new dissenters' notice under Section 48-23-203 and repeat the payment demand procedure.

48-23-208.  AFTER-ACQUIRED SHARES

     (a) A corporation may elect to withhold payment required by Section 48-23-206 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after effectuating the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under Section 48-23-209.

48-23-209.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER

     (a) A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and amount of interest due, and demand payment of the dissenter's estimate (less any payment under Section 48-23-206), or reject the corporation's offer under Section 48-23-208 and demand payment of the fair value of the dissenter's shares and interest due, if:

          (1) The dissenter believes that the amount paid under Section 48-23-206 or offered under Section 48-23-208 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under Section 48-23-206 within two (2) months after the date set for demanding payment; or

          (3) The corporation, having failed to effectuate the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within two (2) months after the date set for demanding payment.

     (b) A dissenter waives the dissenter's right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection (a) within one (1) month after the corporation made or offered payment for the dissenter's shares.

PART 3.  JUDICIAL APPRAISAL OF SHARES

48-23-301.  COURT ACTION

     (a) If a demand for payment under Section 48-23-209 remains unsettled, the corporation shall commence a proceeding within two (2) months after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the two-month period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding in a court of record having equity jurisdiction in the county where the corporation's principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment:

          (1) For the amount, if any, by which the court finds the fair value of the dissenter's shares, plus accrued interest, exceeds the amount paid by the corporation; or

          (2) For the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under Section 48-23-208.

48-23-302.  COURT COSTS AND COUNSEL FEES

     (a) The court in an appraisal proceeding commenced under Section 48-23-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 48-23-209.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable against:

          (1) The corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of part 2 of this chapter; or

          (2) Either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

                                                                       EXHIBIT C

                                                                November 3, 1997

Special Committee of the Board of Directors
Plasti-Line, Inc.
623 E. Emory Road
Knoxville, Tennessee 37950

Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the Public Shareholders of the outstanding common stock, par value $0.001 per share (the "Common Stock") of Plasti-Line, Inc. (the "Company"), of the Merger Consideration proposed to be received by such holders pursuant to the Agreement and Plan of Merger, (the "Merger Agreement"), dated as of November 3, 1997 among the Company, PL Holding Corp., a Tennessee corporation ("Parent"), PL Acquisition Corp., a Tennessee corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and James R. Martin, Chairman of the Board and Chief Executive Officer of the Company and beneficial owner of approximately 47% of the outstanding voting power of the Company's Common Stock ("Martin"). Capitalized terms used herein, if not otherwise defined herein, shall have the respective meanings set forth in the Merger Agreement.

     The Merger Agreement provides for the merger of Merger Sub with and into the Company (the "Merger"), with the Company being the surviving corporation (the "Surviving Corporation"). Following the Merger, the Company will be a direct wholly owned subsidiary of Parent. Pursuant to the Merger, (i) each outstanding share of Common Stock (other than shares held by the Company as treasury stock or shares beneficially owned by Parent or by shareholders who do not vote in favor of the Merger Agreement and who perfect their dissenters' rights under Chapter 23 of the Tennessee Business Corporation Act ("TBCA")), will receive $14.50 per share in cash, without interest (the "Merger Consideration"), (ii) each outstanding share of Common Stock beneficially, owned by Parent or held by the Company as treasury stock will be canceled without consideration, and (iii) each outstanding share of Merger Sub common stock, par value $.001 per share, will be converted into one share of common stock of the Surviving Corporation. As a result of the Merger, current shareholders of the Company (other than Parent) will no longer have any equity interest in the Company. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

     J.C. Bradford & Co., L.L.C., as part of its investment banking business, engages in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the proposed Merger and will receive a fee from the Company for our services.

     In conducting our analysis and arriving at our opinion, we have considered such financial and other information as we deemed appropriate including, among other things, the following: (i) the Merger Agreement; (ii) the historical and current financial position and results of operations of the Company; (iii) certain internal financial analyses and forecasts of the Company for the fiscal years beginning January 1, 1997 and ending December 31, 2002, prepared for the Company by its senior management; (iv) certain financial and securities data of certain other companies, the securities of which are publicly traded and that we believed to be comparable to the Company; (v) prices and premiums paid in certain other acquisitions and transactions that we believed to be relevant;
(vi) historical and current price and trading activity for the Common Stock; and
(vii) such other financial studies, analyses and investigations as we deemed appropriate for purposes of our opinion. We also have held discussions with members of the senior management of the Company regarding the past and current business operations, financial condition and future prospects of the Company. With your permission, we have assumed that financing for the Merger has been irrevocably obtained on terms previously reviewed by us in commitment letters from lenders, and that the Merger Agreement has been executed and delivered by the parties thereto on terms substantially similar to those contained in the most recent draft of the Merger Agreement supplied to and reviewed by us.

     We have taken into account our assessment of general economic, market and financial and other conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the industries in which the Company operates generally. Our opinion is necessarily based upon the information made available to us and conditions as they currently exist and can be evaluated as of the date hereof. We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of our opinion and have not assumed any responsibility for, nor undertaken an independent verification of, such information. With respect to the internal operating data and financial analyses and forecasts supplied to us, we have assumed that such data, analyses and forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's senior management as to the recent and likely future performance of the Company. Accordingly, we express no opinion with respect to such analyses or forecasts or the assumptions on which they are based.

     We were not asked to consider and our opinion does not address the relative merits of the proposed Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transactions in which the Company might engage, which alternatives we were asked not to consider. Furthermore, we were not asked to propose, nor did we propose, the consideration to be received by the Public Shareholders in the Merger, nor have we made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries or affiliates.

     The Company is entitled to reproduce this opinion, in whole but not in part, in the Merger documents, the Schedule 13E-3 and Proxy Statement as required by applicable law or appropriate; provided, that any excerpt from or reference to this opinion (including any summary thereof) in such documents must be approved by us in advance in writing. Notwithstanding the foregoing, this opinion does not constitute a recommendation to any holder of Common Stock to vote in favor of the Merger.

     Based upon and subject to the foregoing, and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the Public Shareholders in the Merger is fair to such holders from a financial point of view.

                                          Very truly yours,

                                          J. C. BRADFORD & CO., L.L.C.

                                          By:      /s/ D. BRECK WALKER
                                            ------------------------------------
                                                     D. Breck Walker
                                                     Managing Director

                                                                       EXHIBIT D

                       [ALSTON & BIRD LETTERHEAD TO COME]

                                November 4, 1997

Board of Directors
Plasti-Line, Inc.
623 E. Emory Road
Knoxville, Tennessee 37849

Re: Tax Opinion Regarding the Agreement and Plan of Merger Among Plasti-Line, Inc., PL Holding Corp., PL Acquisition Corp., and James R. Martin

Dear Gentlemen:

     We have acted as tax counsel for Plasti-Line, Inc. ("Plasti-Line") in connection with that certain Agreement and Plan of Merger dated as of November 3, 1997 ("Agreement") among Plasti-Line, PL Holding Corp., PL Acquisition Corp. ("Merger Sub"), and James R. Martin, which provides for the merger ("Merger") of Merger Sub with and into Plasti-Line. In our capacity as counsel to Plasti-Line, our opinion has been requested with respect to certain of the federal income tax consequences of the Merger.

     In rendering this opinion, we have examined (i) the Internal Revenue Code of 1986, as amended (the "Code"), and Treasury Regulations, (ii) the legislative history of applicable sections of the Code, and (iii) appropriate Internal Revenue Service and court decisional authority. In addition, we have relied upon certain assumptions as more fully described below. All terms used herein without definition shall have the respective meanings specified in the Agreement and, unless otherwise specified, all section references herein are to the Code.

                            INFORMATION RELIED UPON

     In rendering the opinions expressed herein, we have examined such documents as we have deemed appropriate, including:

          (1) The Agreement;

          (2) Preliminary Proxy Materials of Plasti-Line relating to a Special Meeting of Plasti-Line's shareholders, whereby such shareholders will vote upon a proposal to approve and adopt the Agreement and related transaction (the "Proxy Materials"); and

          (3) Such additional documents as we have considered relevant.

     In our examination of the documents, we have assumed with your consent that all documents submitted to us as photocopies faithfully reproduce the originals thereof, that such originals are authentic, that all such documents have been or will be duly executed to the extent required, and that all statements set forth in such documents are accurate.

     We have also obtained such additional information and representations as we have deemed relevant and necessary through consultation with various officers and representatives of Plasti-Line and PL Holding Corp.

     As we understand the transaction, pursuant to the Agreement, Merger Sub will merge into Plasti-Line. Pursuant to the Merger, each outstanding share of Plasti-Line common stock, $.001 par value per share ("Common Stock"), other than shares beneficially owned by PL Holding Corp. or shares owned by Plasti-Line as treasury stock (the "Public Shares"), will receive $14.50 per share in cash, without interest, with the exception of any Public Shares held by shareholders who perfect their dissenters' rights in accordance with Tennessee law. After the Merger, Plasti-Line will be the surviving corporation and will be a wholly owned subsidiary of PL Holding Corp. As a result of the Merger, the holders of the Public Shares (the "Public Shareholders") will no longer have any equity interest in Plasti-Line.

                                    OPINION

     Based upon and subject to the foregoing, it is our opinion that:

          1. The Merger, in which the Public Shareholders will receive cash for their Common Stock, will be treated as a sale of the Common Stock by the Public Shareholders and will be a taxable event for federal income tax purposes. Rev. Rul. 73-427, 1973-2 C.B. 301; Rev. Rul. 79-273, 1979-2 C.B.
     125.

          2. The Public Shareholders will recognize a capital gain or a capital loss assuming the Common Stock is a capital asset in the hands of the Public Shareholders. I.R.C. Section 1001.

          3. Assuming the Common Stock is a capital asset, the amount of capital gain or loss recognized by each Public Shareholder will be equal to the difference between the amount of cash received pursuant to the Merger and the tax basis of the Common Stock held by such Public Shareholder. I.R.C.
     Section 1001.

          4. Any capital gain or loss will be a long-term capital gain or loss assuming that the Public Shareholder has held the Common Stock for more than 12 months. I.R.C. Section 1222. The maximum rate of capital gains tax for corporations is 35%. The maximum rate of tax on net capital gains of individuals, trusts, and estates, however, will depend upon the length of the period that the Common Stock was held. If the Common Stock was held for more than 18 months, the maximum rate of capital gains tax is 20% (for fifteen percent bracket taxpayers, such maximum rate is reduced to 10%). I.R.C. Section 1, as amended. If the Common Stock was held for more than one year but not more than 18 months, the maximum rate of capital gains tax remains at 28%. I.R.C. Section 1, as amended.

          5. The description of tax consequences of the Merger contained in the Proxy Materials is an accurate description of the material federal income tax consequences thereof.

                                   CONCLUSION

     The opinions expressed herein are based upon existing statutory, regulatory, and judicial authority, any of which may be changed at any time with retroactive effect. In addition, our opinions are based solely on the documents that we have examined, the additional information that we have obtained, and the statements set out herein, which we have assumed are true on the date hereof and will be true on the date on which the Merger is consummated. Our opinions cannot be relied upon if any of the facts pertinent to the federal income tax treatment of the Merger stated in such documents or in such additional information is, or later becomes, inaccurate, or if any of the statements set out herein are, or later become, inaccurate. Finally, our opinions are limited to the tax matters specifically covered thereby, and we have not been asked to address, nor have we addressed, any other tax consequences of the Merger.

     We hereby consent to the use of this opinion and to the references made to the firm under the captions "Summary -- Federal Income Tax Consequences" and "Special Factors -- Certain Federal Income Tax Consequences of the Merger" in the Proxy Materials.

                                          Very truly yours,

                                          Alston & Bird LLP

                                          By:      /s/ PINNEY L. ALLEN
                                            ------------------------------------
                                                      Pinney L. Allen

                                       D-2